     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1998


                                                      REGISTRATION NO. 333-57447
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 3


                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                         THE ELDER-BEERMAN STORES CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               OHIO                               5311                            31-0271980
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER IDENTIFICATION
          INCORPORATION               CLASSIFICATION CODE NUMBER)                    NO.)
         OR ORGANIZATION)

                                3155 EL-BEE ROAD
                               DAYTON, OHIO 45439
                                 (937) 296-2700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                SCOTT J. DAVIDO
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         THE ELDER-BEERMAN STORES CORP.
                                3155 EL-BEE ROAD
                               DAYTON, OHIO 45439
                                 (937) 296-2700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

               CHRISTOPHER M. KELLY                                   JOHN J. JENKINS
            Jones, Day, Reavis & Pogue                         Calfee, Halter & Griswold LLP
                901 Lakeside Avenue                                 800 Superior Avenue
               Cleveland, Ohio 44114                               Cleveland, Ohio 44114
                  (216) 586-3939                                      (216) 622-8200

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                               ------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               ------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 30, 1998



                                2,800,000 SHARES


                         THE ELDER-BEERMAN STORES CORP.

                               ELDER-BEERMAN LOGO

                                 COMMON SHARES
                               ------------------
     All of the 2,800,000 shares of common stock, no par value (the "Common Shares"), offered hereby (the "Offering") are being offered by The Elder-Beerman Stores Corp. ("Elder-Beerman" or the "Company"). The Common Shares offered hereby will be traded on the Nasdaq National Market under the symbol "EBSC." On July 8, 1998, the last reported sale price of the Common Shares on the Nasdaq National Market was $25.875 per share. See "Price Range of Common Shares."
                               ------------------
      SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON SHARES.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                            UNDERWRITING
                                                      PRICE TO             DISCOUNTS AND            PROCEEDS TO
                                                     THE PUBLIC            COMMISSIONS(1)          THE COMPANY(2)
---------------------------------------------------------------------------------------------------------------------
Per Share....................................            $                       $                       $
---------------------------------------------------------------------------------------------------------------------
Total(3).....................................            $                       $                       $
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, estimated at $1,000,000, payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 420,000 additional Common Shares solely to cover over-allotments, if any. If such option is exercised in full, the Price to the Public, Underwriting
    Discounts and Commissions and Proceeds to the Company will be $            ,
    $            , and $            , respectively.
                               ------------------


     The Common Shares are offered by the Underwriters subject to receipt and acceptance of the shares by them. The Underwriters reserve the right to reject any order, in whole or in part. It is expected that delivery of the Common Shares will be made against payment therefor at the offices of McDonald & Company Securities, Inc. or through the facilities of The Depository Trust
Company, on or about             , 1998.

MCDONALD & COMPANY
             SECURITIES, INC.

                            WARBURG DILLON READ LLC
                                                   JOHNSON RICE & COMPANY L.L.C.


                  The date of this Prospectus is        , 1998

     [Picture of the main entrance of an Elder-Beerman department store with pictures of customers wearing branded merchandise and in-store merchandise presentations superimposed in the forefront. Map of Elder-Beerman store locations.]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Investors should consider carefully the information set forth in "Risk Factors" before making any decision to invest in the Common Shares. Unless otherwise indicated, information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. References herein to fiscal years of the Company, unless otherwise indicated, are to the Company's 52- or 53-week fiscal year (which ends on the Saturday nearest to January 31 in the following calendar year). For example, "Fiscal 1997" refers to the Company's fiscal year ended January 31, 1998. References in this Prospectus to the "Company" or "Elder-Beerman" refer to The Elder-Beerman Stores Corp., its subsidiaries and predecessor entities, unless the context otherwise requires.

                                  THE COMPANY

     The Company operates the tenth largest chain of independent department stores in the United States, based on Fiscal 1997 sales volume. Founded in Dayton, Ohio in 1883, Elder-Beerman currently operates 48 department stores in small to mid-sized markets in seven midwestern states. The Company's strategy is to provide its customers with a broad selection of the same high quality, brand-name merchandise available to consumers in larger markets. In keeping with this strategy, Elder-Beerman department stores feature a wide variety of moderate to better branded merchandise, including women's ready-to-wear, men's and children's apparel, accessories, shoes and cosmetics, home furnishings, and other consumer goods. Elder-Beerman's branded merchandise includes apparel and accessories from Liz Claiborne, Tommy Hilfiger, Ralph Lauren, Calvin Klein, and Nautica, cosmetics from Estee Lauder, Clinique, and Lancome, footwear from Nike and Nine West, and home furnishings from Fieldcrest, Croscill, Lenox, and Calphalon. Branded merchandise accounted for more than 90% of the Company's merchandise during Fiscal 1997. The Company also offers qualified customers the convenience of a private label credit card program. In addition to its department stores, Elder-Beerman operates 61 specialty shoe stores under the El-Bee and Shoebilee! names and two furniture stores. The specialty shoe stores accounted for $31.4 million, or 5.4%, of the Company's Fiscal 1997 sales volume.

     In October 1995, the adverse effects of a high-volume merchandising strategy implemented in the early 1990s prompted the Company and its subsidiaries to file voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, as amended (the "Bankruptcy Code"). The Company emerged from bankruptcy on December 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General." Elder-Beerman believes that a number of actions taken while in chapter 11 to reorganize the Company and streamline its operations, together with its existing competitive strengths, provide a platform for future growth. During its reorganization, the Company made a number of important changes to its management team. The 15 current members of senior management have an average of 22 years of retailing experience. In addition, during this period, Elder-Beerman reduced the number of its vendors by approximately 40% and refined its merchandising practices to provide additional authority to buyers and store managers. The Company also rationalized its real estate portfolio by closing several unprofitable or underperforming department, furniture and shoe stores and liquidating its women's specialty store chain. These enhancements to Elder-Beerman's operations have enabled it to better capitalize on its competitive strengths, including its focus on branded merchandise, solid portfolio of store locations, flexible store formats, and tailored product assortments. The Company's actions contributed to a 3.7% increase in comparable department store sales during Fiscal 1997 and a 10.6% increase during the first quarter of Fiscal 1998.

     The Company's department stores range in size from 39,000 square feet to 217,000 square feet. Its current department store portfolio includes 37 mall stores, six stores located in strip shopping centers and five free-standing stores. The Company emphasizes an attractive in-store presentation and broad selection of brand name merchandise in convenient, well-maintained locations. The Company's regional focus permits merchandising decisions to be made with input from local store managers, which enables the Company to tailor product assortments to meet consumer demands in particular markets. A portion of the Company's merchandise in each store consists of tailored product assortments. To maintain an appropriate flow of fresh merchandise, the Company has implemented procedures designed to promote timely merchandise receipts and markdowns at each of its department stores. Elder-Beerman also emphasizes a high degree of customer service, and operates training programs designed to make its store managers and sales associates more responsive to customer needs. The Company's emphasis on providing branded merchandise, tailored product assortments and customer service in underserved retail markets has contributed to its strong market position in its existing markets.

COMPETITIVE STRENGTHS

     The Company believes that its solid portfolio of profitable store locations, its experienced management team, and its other competitive strengths provide a platform for profitable expansion. These competitive strengths include a focus on branded merchandise, flexible department store formats, tailored product assortments, strong vendor relationships, a proprietary credit card program, targeted marketing programs, and an emphasis on customer service.

  FOCUS ON BRANDED MERCHANDISE

     The Company offers a broad selection of moderate to better branded merchandise, including women's ready-to-wear, men's and children's apparel, accessories, shoes and cosmetics, home furnishings, and other consumer goods. The Company's merchandise mix consists of approximately 92% branded goods and 8% private label. Elder-Beerman's branded merchandise includes apparel and accessories from Liz Claiborne, Tommy Hilfiger, Ralph Lauren, Calvin Klein, and Nautica, cosmetics from Estee Lauder, Clinique, and Lancome, footwear from Nike and Nine West, and home furnishings from Fieldcrest, Croscill, Lenox, and Calphalon. Smaller midwestern cities, such as those in which Elder-Beerman operates retail stores, tend to be underserved with branded merchandise, leaving the Company as a principal retailer of branded merchandise in these smaller markets. Elder-Beerman's emphasis on branded products allows it to position its merchandise as complementary to that offered by mass merchants (such as Sears, Roebuck & Co. and J.C. Penney Company, Inc.) and discount stores (such as Kohl's Corporation and Kmart Corporation) in these smaller markets.

  FLEXIBLE DEPARTMENT STORE FORMATS

     The Company's department stores range in size from 39,000 square feet to 217,000 square feet, and its current store portfolio includes 37 mall stores, six stores located in strip shopping centers and five free-standing stores. Elder-Beerman believes that the flexibility of its store formats is an important competitive advantage in seeking potential new store locations. The Company's ability to operate profitably in three different store formats helps to reduce constraints on growth resulting from relatively low levels of new mall construction or mall anchor availability.

  TAILORED PRODUCT ASSORTMENTS

     The Company strives to maintain a consistent in-store presentation. The vast majority of the merchandise in each store consists of core assortments and the balance of the merchandise is tailored to characteristics of the particular local market. Merchandising decisions are made with input from local store managers, which enables the Company to tailor product assortments to meet consumer demands in particular markets. The Company does not make buying decisions using a committee or team format, which allows buyers and divisional merchandise managers to identify new designs and manufacturers and respond quickly to new fashion trends.

  STRONG VENDOR RELATIONSHIPS

     The Company's merchandise managers have significant industry experience and strong relationships with key vendors. During the past two years, the Company has reduced its vendor base by approximately 40% and has increased its volume of business with its remaining key vendors, especially the nationally recognized branded suppliers. The proliferation of media combined with the significant national marketing efforts of these vendors has created significant demand for branded merchandise in smaller markets. However, the financial and other limitations of many local retailers has left large national brands with limited access to those markets. Furthermore, these vendors desire to preserve their brand image and generally do not sell to national discounters. As a result, the Company is able to carry branded merchandise frequently not carried by local competitors.

  PROPRIETARY CREDIT CARD PROGRAM

     Elder-Beerman aggressively promotes its proprietary credit card and, as a result, proprietary credit sales constitute a significant (approximately 44% of net sales in Fiscal 1997) portion of the Company's sales. The Company considers its credit card program to be a critical component of its business strategy because it: (a) enhances customer loyalty; (b) allows the Company to identify and regularly contact its best customers; and (c) creates a comprehensive data warehouse for targeted marketing.

  TARGETED MARKETING PROGRAMS

     The Company has realigned its advertising strategy from an emphasis on general mass media (i.e., television, radio, and print) to one that increasingly focuses on direct marketing. The Company leverages its data warehousing capabilities to extract customer buying and demographic information. The information generated through proprietary and third party credit data assists the Company in creating direct mail and telemarketing advertising and sales promotion programs that are designed to appeal to the specific needs of its customers. This targeted marketing approach has improved the effectiveness of advertising efforts, as evidenced by an increase in comparable store sales for Fiscal 1997 without a corresponding increase in advertising expenditures.

  EMPHASIS ON CUSTOMER SERVICE

     Elder-Beerman has a strong tradition of providing quality customer service. The Company is working to enhance customer service by: (a) making increased use of technology and improved controls to eliminate nonselling activities from stores; (b) using training and recruiting practices to further instill a culture of customer helpfulness and responsiveness; (c) developing tools and training programs to enhance associates' selling skills and awareness; and (d) implementing selling productivity measurement and compensation systems directed at encouraging selling activities and results.

GROWTH STRATEGY

     The Company's objectives are (a) to build upon its position as a leading retailer of branded merchandise and increase its presence in its existing markets and (b) to selectively enter other small to mid-sized midwestern and contiguous markets that offer opportunities for profitable growth. Key elements of the Company's growth strategy include:

  NEW STORES AND ACQUISITIONS

     The Company believes that significant opportunities exist to increase sales and net income by developing new stores and by pursuing opportunistic acquisitions in existing and new markets located within or contiguous to its current trading area. By increasing the number of stores, the Company believes it will be able to improve overall profitability by leveraging its distribution, advertising, and corporate expenses.

     Develop New Stores. The Company seeks to open new stores in existing markets where it believes it can enhance its current market share and in new small to mid-sized markets where its emphasis on branded products will permit it to achieve a leading market share position. The Company currently has identified approximately 30 markets that meet its development criteria and intends to further assess these areas to determine where the most attractive real estate opportunities exist. Although it is anticipated that many of these stores will be located in regional malls, the Company's ability to operate profitably in other formats permits it to capitalize on attractive non-mall locations. This allows Elder-Beerman to avoid constraints placed on growth by the relatively low level of new mall construction or mall anchor tenant availability.

     Pursue Opportunistic Acquisitions. Elder-Beerman believes that its leading position in its existing markets, its improved financial condition, and its experienced management team position it to capitalize on opportunistic acquisitions. The Company believes that the ongoing consolidation among department store operators may create significant acquisition opportunities in small and mid-sized markets. As with its internal store development efforts, the Company intends to focus on acquisition candidates with attractive real estate locations in markets within or contiguous to its current trading area. In keeping with this strategy, Elder-Beerman recently acquired a

McAlpin's department store in Dayton, Ohio from Mercantile Stores Company, Inc. ("Mercantile") and a Lazarus store in Erie, Pennsylvania from Federated Department Stores, Inc. ("Federated"). Both of these stores are being converted to Elder-Beerman department stores and are expected to reopen in the summer of 1998. In addition, on July 27, 1998, the Company acquired Stone & Thomas, which operates department stores in West Virginia, Virginia, Ohio, and Kentucky. As a result of this acquisition, Stone & Thomas, the name of which has been changed to Elder-Beerman West Virginia, Inc., has become a wholly-owned subsidiary of the Company. See "-- Recent Developments" and "Use of Proceeds."


  INCREASING STORE SALES PRODUCTIVITY

     The Company believes that a number of opportunities exist to increase sales productivity in its existing stores. These include: (a) store expansions and remodelings; (b) modifications to employee training and compensation programs to more greatly emphasize and reward selling activities; (c) increased use of direct mail and other targeted marketing initiatives to the Company's charge customers; and (d) the installation of high capacity fixtures in stores where space constraints otherwise prevent store expansion. Elder-Beerman also has redesigned the layout of its prototype store to improve merchandise adjacencies and enhance the prominence and in-store presentation of departments offering higher-margin merchandise.

     The Company is an Ohio corporation with its principal executive offices located at 3155 El-Bee Road, Dayton, Ohio 45439, and its telephone number is
(937) 296-2700.

                              RECENT DEVELOPMENTS


     On July 27, 1998, the Company acquired Stone & Thomas, a West Virginia-based retailer that operates 21 department stores in West Virginia, Virginia, Ohio, and Kentucky (the "Acquisition"). The Company believes that the Acquisition will facilitate its entry into adjacent markets by providing it with a number of attractive store locations in small and mid-sized cities within these states. The cash purchase price for the Acquisition was approximately $21.0 million, plus the assumption of Stone & Thomas indebtedness. See "Use of Proceeds." During the fiscal year ended January 31, 1998, Stone & Thomas had revenues of $121.5 million and a net loss of $8.4 million. The Company expects to achieve cost savings by selling the stores described below and by closing two stores (which had combined retail sales in fiscal year 1997 of approximately $2.0 million), one distribution center, and Stone & Thomas' corporate offices in Charleston and Wheeling, West Virginia. The Company, however, anticipates a one-time charge in connection with the Acquisition. Although the Company has not definitively determined the amount of such charge, the Company anticipates that it will not be less than $8.0 million. See "Risk Factors -- Risks Associated with the Stone & Thomas Acquisition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     The Company has entered into definitive agreements with Belk, Inc. for the disposition of three Stone & Thomas stores in Charlottesville, Virginia, and in Bluefield and Beckley, West Virginia, and Peebles Inc. for the disposition of five Stone & Thomas stores in Staunton, Virginia and in New Martinsville, Lewisburg, Summersville and Elkins, West Virginia. These eight stores, which are located primarily in Stone & Thomas' smaller markets, had aggregate retail sales in fiscal year 1997 of approximately $32.0 million. The Company anticipates that these sales, which are subject to standard terms and conditions, will be completed by the end of September 1998. The Company also anticipates that substantially all the Stone & Thomas stores other than those to be closed or sold to third parties will be converted into Elder-Beerman department stores by year end.


                  INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

     Certain sections in this Prospectus, including "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contain certain forward-looking statements that are based on management's current beliefs, estimates, and assumptions concerning the operations, future results, and prospects of Elder-Beerman and the retail industry in general. All statements that address operating performance, events or developments that management anticipates will occur in the future, including statements related to future sales, profits, expenses, income and earnings per share, future finance and capital market activity, or statements expressing general optimism about future results, are forward-looking statements. In addition, words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words, and similar expressions are intended to identify forward-looking statements.

     The statements described in the preceding paragraph constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Because these statements are based on a number of beliefs, estimates, and assumptions that could cause actual results to materially differ from those in the forward-looking statements, there is no assurance that forward-looking statements will prove to be accurate. See "Risk Factors" for a discussion of factors that could cause or contribute to such material differences.

     Any number of factors could affect future operations and results, including the following: increasing price and product competition; fluctuations in consumer demand and confidence; the availability and mix of inventory; fluctuations in costs and expenses; the effectiveness of advertising, marketing, and promotional programs; weather conditions that affect consumer traffic in stores; the continued availability and terms of financing; the outcome of pending and future litigation; and general economic conditions, such as the rate of employment, inflation, interest rates, and the condition of the capital markets. This list of factors is not exclusive.

     Forward-looking statements are subject to the safe harbors created in the Securities Act. Elder-Beerman undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                  THE OFFERING

Common Shares offered by the Company.......................  2,800,000 shares
Common Shares to be outstanding after the Offering.........  15,478,021 shares (1)
Nasdaq National Market symbol..............................  EBSC
Use of Proceeds............................................  Repayment of debt incurred in connection with the Acquisition and general corporate
                                                             purposes including new store development
                                                             and potential acquisitions. See "Use of
                                                             Proceeds."

---------------

(1) Excludes 927,277 Common Shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $12.50 per share. See "Management -- Equity and Performance Incentive Plan." Also excludes 624,522 Common Shares issuable upon the exercise of outstanding warrants. See "Description of Capital Stock -- Warrants" and "Management -- Equity and Performance Incentive Plan."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                        FISCAL YEAR ENDED                     PRO FORMA     13 WEEKS ENDED      PRO FORMA
                       ----------------------------------------------------   ---------   -------------------   ---------
                       JAN 29,    JAN 28,     FEB 3,     FEB 1,    JAN 31,     JAN 31,     MAY 3,     MAY 2,     MAY 2,
                         1994       1995     1996(1)      1997       1998      1998(2)      1997       1998      1998(2)
                       --------   --------   --------   --------   --------   ---------   --------   --------   ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE AND DEPARTMENT STORE DATA)

STATEMENT OF OPERATIONS DATA
Net sales............  $620,041   $631,100   $590,018   $569,557   $581,372   $702,836    $119,821   $126,724   $148,146
Gross profit (3).....   193,549    164,315    132,896    159,490    157,830    183,210      33,144     34,897     39,016
Interest expense.....     8,891      9,898      9,557      6,467      7,084      8,728       1,468      2,804      3,160
Income/(loss) before
  reorganization
  items and income
  tax expense
  (benefit)..........    23,194     (4,590)   (33,631)    11,579     11,931      3,449          94       (710)   (3,727)
Reorganization
  items..............                          19,711     23,648     27,542     27,542       3,363
Income/(loss) from
  continuing
  operations (4)
  (5)................    15,244     (2,064)   (51,010)   (12,429)    (8,199)  (16,681)      (3,269)      (436)   (3,453)
Net income/(loss)
  (6)................    15,865    (13,355)   (63,286)   (12,429)   (28,952)  (37,434)      (3,269)      (436)   (3,453)
Basic and diluted
  loss per common
  share (7)..........                                                                                   (0.03)    (0.23)
Weighted average
  number of common
  shares
  outstanding........                                                                                  12,497     15,297
DEPARTMENT STORE
  DATA
Stores open at end of
  period.............        54         53         53         52         50         71          52         50         71
Comparable store
  sales
  increase/(decrease)
  (8)................       0.6%      (3.8%)     (8.4%)     (1.2%)      3.7%                   3.8%      10.6%
Average sales per
  square foot (9)....       N/A        N/A        N/A   $    116   $    121

                                                                       MAY 2, 1998
                                                               ---------------------------
                                                                              PRO FORMA
                                                                ACTUAL     AS ADJUSTED(10)
                                                               ---------   ---------------
                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Working capital.............................................   $ 229,639      $ 300,172
Total assets................................................     377,165        474,511
Long-term obligations, less current portion.................     153,059        170,356
Shareholders' equity........................................     145,272        212,013

---------------

(1) Fiscal 1995 included 53 weeks as compared to 52 weeks for each of the other fiscal years shown.


(2) Pro forma statement of operations and department store data give effect to the Acquisition as if it had occurred at the beginning of the periods presented, but do not give effect to the pending disposition of eight S&T stores and the closure of two additional S&T stores. See "Pro Forma Condensed Consolidated Financial Data."


(3) Represents net sales less cost of merchandise sold, occupancy, and buying expenses.

(4) The Company adopted formal plans to dispose of its Margo's LaMode, Inc. women's specialty subsidiary during Fiscal 1994 and completed the disposal in January 1996. The financial information for Margo's is included in discontinued operations.

(5) The financial information for The Bee-Gee Shoe Corp. is included as part of continuing operations for all periods except for the initial reserve related to the disposal of discontinued operations that was recorded in Fiscal 1994 and the subsequent reversal recorded in Fiscal 1996.

(6) Net loss for Fiscal 1997 includes the impact of a $28.1 million extraordinary loss and a $7.4 million gain from discontinued operations related to the discharge of prepetition liabilities associated with the Company's chapter 11 cases. Net loss for Fiscal 1995, Fiscal 1994, and Fiscal 1993 includes discontinued operations expense of $12.3 million, $11.3 million, and $0.6 million, respectively.

(7) No historical earnings per share data are presented as the Company does not consider such information meaningful. Upon consummation of the Offering, 15,478,021 million Common Shares will be outstanding. Pro forma earnings per Common Share gives effect to these Common Shares as if outstanding on February 1, 1998.

(8) Comparable store sales data includes only those department stores that operated during the applicable full fiscal year and has been adjusted for elimination of complete product lines.

(9) Department store average sales per square foot data is not available for years prior to Fiscal 1996.

(10) Adjusted to give effect to the Acquisition as if it had occurred on May 2, 1998 and for the sale of 2,800,000 Common Shares at an assumed public offering price of $25.875 per share (the last reported sale price of the Common Shares on the Nasdaq National Market on July 8, 1998) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors, together with the other information contained in this Prospectus, in evaluating an investment in the Common Shares offered hereby. The following factors and other information set forth in this Prospectus contain certain forward-looking statements involving risks and uncertainties. The Company's actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth in this section and elsewhere in this Prospectus.

EXPANSION

     A component of the Company's business strategy includes constructing new stores and remodeling or expanding existing stores. The Company's success in achieving future growth through expanding existing stores or opening new stores will be dependent upon the Company's ability to identify, finance, obtain, and construct or refurbish suitable store sites and, where applicable, hire appropriate store personnel. In addition, the success of the Company's growth strategy is also dependent, in part, upon management's ability to negotiate acceptable lease terms and open new stores in a timely manner. At this time, Elder-Beerman has no definitive arrangements with real estate developers or contractors to build or to lease additional department stores.

     Opportunistic acquisitions of individual locations or other department store businesses also are a component of the Company's strategy. Elder-Beerman may face significant competition for acquisition candidates, which may limit the number of acquisition opportunities and lead to higher acquisition prices. There can be no assurance that the Company will be able to identify, acquire, successfully integrate, or profitably manage additional acquisitions without substantial costs, delays, or other financial or operational difficulties. Acquisitions involve a number of special risks, including adverse short-term effects on the Company's results of operations, potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, diversion of management's attention from the remainder of its business, the failure to retain key personnel of the acquired business, increased expenses for accounting and computer systems (including reprogramming of such computer systems to effectively handle transactions in the year 2000 and beyond), and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on the business, operating results, and financial condition of the Company. In certain cases, the Company may be required to file applications and obtain clearances under applicable federal antitrust laws or receive the approval of a target company's stockholders before consummation of an acquisition. These requirements may restrict or delay the Company's acquisitions and may increase the cost of completing such transactions.

     The timing, size, and success of the Company's acquisition efforts and the associated capital commitments cannot be readily predicted. The Company intends to use cash, debt or Common Shares to finance future acquisitions. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. The availability of debt or equity financing is subject to, among other things, the Company's financial condition and results of operations and general market and economic conditions. In addition, if the Company's Common Shares do not maintain a sufficient market value, or if potential acquisition candidates are otherwise unwilling to accept Common Shares as consideration, Elder-Beerman may be required to use more of its cash resources, if available, to finance its acquisition activities. The failure of the Company's Common Shares to maintain a sufficient market value also may adversely affect its ability to engage in future equity financings. There can be no assurance that the Company will be able to obtain the additional financing that it may need to implement its expansion strategy on terms that it finds acceptable.

RISKS ASSOCIATED WITH THE STONE & THOMAS ACQUISITION


     On July 27, 1998, the Company consummated the Acquisition. The Company anticipates that it will use considerable resources in connection with the Acquisition, including, without limitation, fees for legal, accounting, and other professional services required in connection with the negotiation and documentation of the transaction. Depending on the costs incurred by the Company, such charges could have a material adverse effect on the business, operating results and financial condition of the Company.

     Stone & Thomas has recognized significant losses during recent periods. Management of Stone & Thomas has disclosed in a note to its consolidated financial statements for the fiscal year ended January 31, 1998, the existence of a material uncertainty regarding Stone & Thomas' ability to continue as a going concern. See Note 9 of Notes to Stone & Thomas' Consolidated Financial Statements.


     In order to profitably operate the Stone & Thomas stores, the Company intends to take a number of actions designed to reduce operating costs including closing two stores (which had combined retail sales in fiscal year 1997 of approximately $2.0 million), one distribution center, and Stone & Thomas' corporate offices in Charleston and Wheeling, West Virginia. In addition, the Company has entered into definitive agreements to sell eight Stone & Thomas stores in Virginia and West Virginia. These eight stores, which are located primarily in Stone & Thomas' smaller markets, had aggregate retail sales in fiscal year 1997 of approximately $32.0 million. The Company anticipates that these sales, which are subject to standard terms and conditions, will be completed by the end of September 1998.



     There can be no assurance as to the Company's ability to achieve cost savings or realize disposition proceeds as a result of these actions or as to the timing or amount of any such savings or proceeds. In addition, there can be no assurance that the Company will be able to operate profitably the stores acquired from Stone & Thomas, or even that their operations will not result in significant losses during future periods. The Company anticipates that a one-time charge will be recognized as a result of the Acquisition. Although the Company has not yet definitively determined the amount of such charge, the Company anticipates that it will not be less than $8.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


COMPETITION

     The retail industry, in general, and the department store and shoe store businesses, in particular, are intensely competitive. Generally, the Elder-Beerman department stores and family shoe stores operated by The Bee-Gee Shoe Corp. ("Bee-Gee") are in competition not only with other department stores and family shoe stores, respectively, in the geographic areas in which they operate, but also with numerous other types of retail outlets, including specialty stores, general merchandise stores, off-price and discount stores, manufacturer outlets, and catalog retailers. Some of the retailers with which Elder-Beerman competes have substantially greater financial resources than the Company and may have other competitive advantages over the Company. The Elder-Beerman department stores and Bee-Gee shoe stores compete on the basis of quality, depth, and breadth of merchandise, prices for comparable quality merchandise, customer service, store location, and store environment.

REGIONAL CONCENTRATION OF OPERATIONS

     The Company's department stores are concentrated in small and mid-sized markets in seven midwestern states. A majority of the Company's department stores are located in Ohio, Michigan, and Indiana. The retail business is dependent on levels of consumer spending, which may be adversely affected by an economic downturn or a decline in consumer confidence. As a result of the Company's focus on smaller markets and the concentration of its operations within the midwestern region, the Company may be more vulnerable to changes in economic conditions within this region than its competitors with more diverse geographic operations. An economic downturn in Ohio, Michigan or Indiana, or adverse economic conditions affecting localities within those states in which the Company conducts operations, could have a material adverse effect on the business, operating results, and financial condition of the Company.

SEASONALITY

     The department store business is seasonal, with a significant portion of sales and operating income generated in November and December. Working capital requirements fluctuate during the year, increasing somewhat in mid-summer in anticipation of the fall merchandising season and increasing substantially prior to the holiday season, when the Company must carry significantly higher inventory levels. Consumer spending in the peak retail season may be affected by many factors outside the Company's control, including competition, consumer demand and confidence, weather that affects consumer traffic, and general economic conditions. A failure to generate substantial holiday season sales could have a material adverse effect on the business, operating results, and financial condition of the Company.

RESTRICTIVE COVENANTS

     Elder-Beerman's credit facilities impose certain operating and financial restrictions on the Company. Such restrictions limit, among other things, the Company's ability to incur additional indebtedness, grant additional liens, make dividend and other restricted payments, issue securities, sell assets, enter into certain mergers and consolidations and make capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Failure by the Company to comply with such covenants may result in an event of default, which, if not cured or waived, could have a material adverse effect on the business, operating results, and financial condition of the Company.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends to a large extent on its executive management team, including the Company's Chairman and Chief Executive Officer, Frederick J. Mershad, and the Company's President, Chief Operating Officer, and Chief Financial Officer, John A. Muskovich. The loss of the services of any key member of its senior management team could have a material adverse effect on the business, operating results, and financial condition of the Company. There can be no assurance that Elder-Beerman will be able to retain its executive officers and key personnel or attract additional qualified members to its management team in the future.

RECENT INSOLVENCY AND REORGANIZATION; RECENT LOSSES

     The Company sought protection under chapter 11 of the Bankruptcy Code in October 1995. The Company incurred net losses of $13.4 million, $63.3 million, $12.4 million, and $29.0 million during the four fiscal years ended January 28, 1995, February 3, 1996, February 1, 1997, and January 31, 1998, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Former senior management of the Company has been replaced since the commencement of its reorganization in October 1995, and the Company's current senior management has concentrated on formulating and refining Elder-Beerman's business strategy. Since December 30, 1997, the Company has no meaningful financial performance history. There can be no assurance that Elder-Beerman will attain profitability or achieve continued growth in operating performance.

AVAILABILITY OF PERSONNEL

     Elder-Beerman's department store and shoe store businesses are labor intensive. The Company employs a large number of hourly employees and incurs substantial expenses for recruiting and training new personnel. The current low unemployment rate in certain geographic areas in which Elder-Beerman operates has contracted the labor pool available to the Company in those areas. The Company has historically experienced a high level of turnover, and there can be no assurance that the Company will be able to successfully attract and retain labor at current rates. A change in labor market conditions that either further reduces the availability of hourly employees or that increases significantly the cost of such labor could have a material adverse effect on the business, operating results, and financial condition of the Company.

CONSUMER CREDIT RISKS

     Sales under Elder-Beerman's private label credit card program represent a significant portion of the Company's business, accounting for approximately 44% of the Company's net sales for Fiscal 1997. The Company's private label credit card program is also a significant source of income. See Note 4 of Notes to the Company's Consolidated Financial Statements. There can be no assurance that sales will continue to be generated by credit card holders or that new credit card accounts will continue to be established at the rate historically experienced by the Company. Any decline in the generation of receivables or any adverse changes in laws regulating the granting or servicing of credit (including late fees and the finance charge applied to outstanding balances) could have a material adverse effect on the business, operating results and financial condition of the Company.

     The Company's wholly owned subsidiary, The El-Bee Chargit Corp. ("Chargit"), purchases substantially all of the receivables generated under Elder-Beerman's private label credit card program at a 3.0% discount and, under a credit facility with a commercial lender, pledges the receivables as collateral against borrowings of up to

$125.0 million. Under the pledged receivables credit facility, the Company is typically permitted to borrow 86.9% of the principal balance of eligible pledged receivables. The Company is required to replace receivables that become delinquent or to pay down the loan secured by the pledged receivables to maintain required loan to value ratios. Thus, the Company bears the risk of delinquencies and defaults of its credit card customers. General economic conditions, as well as other conditions beyond the Company's control, may have an impact on customers' ability to repay credit card debt. As of May 2, 1998, approximately 5.0% or $6.5 million principal amount of the Company's consumer credit card receivables were 90 days past due compared to 5.2% or $7.2 million principal amount as of May 3, 1997. Moreover, in Fiscal 1997 the Company experienced $8.3 million in charge-offs related to its credit card program, as compared to $6.1 million in Fiscal 1996. There can be no assurance that the rate of charge-offs on the Company's accounts receivable portfolio will not increase, or that finance charge revenue and late fee income will be adequate to offset charge-offs. If the rate of delinquencies and charge-offs increase, the Company could also incur substantial costs and delays in servicing and collecting its receivables. The Company is subject to consumer credit risks and risks associated with forecasting adequate reserves for uncollected or uncollectible receivables. Deterioration in the quality of the Company's accounts receivable portfolio could have a material adverse effect on the business, operating results and financial condition of the Company.

EFFECT OF YEAR 2000 ON MANAGEMENT INFORMATION AND CONTROL SYSTEMS

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming century change in the year 2000. Moreover, these programs often are highly dependent upon historical or dynamic financial and other data that, based on the programs' inability to distinguish between the year 2000 and other century-end years, could be misreported or misinterpreted and cause significant resulting errors. If not corrected, many computer applications could fail when processing year 2000 data.

     Elder-Beerman's operations are highly dependent on computerized recordkeeping, financial reporting, and other systems, including inventory management, point-of-sale, and internal accounting systems. In addition, many of the Company's vendors and other third parties with which the Company conducts business also utilize computer systems that may be adversely affected by year 2000-related programming errors. Although the Company is evaluating its computer systems and is endeavoring to identify and correct any year 2000-related problems, there can be no assurance that all such problems will, in fact, be identified and corrected by the Company or third parties. In addition, the Company's business may be adversely affected if the Company and/or other organizations with which the Company does business are unsuccessful in completing in a timely manner the conversion to applications that can process year 2000 dates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

     The Company currently anticipates that, after the completion of the Offering, all of its earnings will be retained for development and expansion of the Company's business. The Company does not anticipate paying any cash dividends on the Common Shares in the foreseeable future. The Company's credit facilities contain covenants that restrict the payment of cash dividends. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Shares in the public market following the Offering, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Shares. Upon consummation of the Offering, the Company will have 15,478,021 Common Shares outstanding. The Common Shares sold in the Offering are freely saleable in the public market, unless acquired by affiliates of Elder-Beerman. In addition, all of the 12,678,021 Common Shares outstanding as of June 12, 1998 (including 1,685,208 Common Shares scheduled to be distributed on July 31, 1998 from an escrow account to certain creditors in connection with the Company's reorganization under chapter 11 of the Bankruptcy Code), other than shares held by affiliates of the Company or persons deemed to be "underwriters" within the meaning of Section 1145(b) of the Bankruptcy Code, are freely tradeable without restriction under the Securities Act. Immediately upon completion of the Offering, directors and executive officers of the Company will own 206,527 Common Shares and will beneficially own an additional 927,277 shares, which will be issuable upon exercise of options. Such persons are subject to contractual restrictions that prohibit them from offering, selling, transferring, pledging, contracting to do the same, or otherwise disposing of such shares for a period of 180 days after the date of this Prospectus without the consent of McDonald & Company Securities, Inc. After this 180-day period expires, 206,527 shares will be eligible for resale in the public market subject to certain restrictions under Rule 144 promulgated under the Securities Act. Prior to the commencement of the Offering, the Company filed Form S-8 registration statements under the Securities Act registering up to 3,375,000 shares issuable upon exercise of stock options granted or to be granted under its incentive and stock purchase plans. Subject to certain restrictions under Rule 144, these shares will be freely saleable in the public market immediately following exercise of such options. See "Description of Capital Stock" and "Management -- Equity and Performance Incentive Plan."


ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Amended Articles of Incorporation (the "Articles of Incorporation") and the Amended Code of Regulations (the "Code of Regulations") and of the Ohio General Corporation Law (the "OGCL"), together or separately, could discourage potential acquisition proposals, delay or prevent a change in control of the Company, and limit the price that certain investors might be willing to pay in the future for the Common Shares, including provisions that (a) require certain supermajority votes and (b) establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings. The Board of Directors of the Company will also have authority to issue one or more series of preferred stock without further shareholder approval and upon terms as the Board of Directors may determine. Issuance of preferred stock could adversely affect holders of the Common Shares in the event of liquidation of the Company or delay, defer, or prevent an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest, or otherwise. Additionally, Section 1701.831 of the OGCL contains provisions that require shareholder approval of any proposed "control share acquisition" of any Ohio corporation; and Chapter 1704 of the OGCL contains provisions that restrict certain business combinations and other transactions between an Ohio corporation and interested shareholders. Furthermore, under a Rights Agreement (the "Rights Agreement") entered into as of December 30, 1997 (the "Effective Date"), the effective date of the Company's amended joint plan of reorganization (the "Plan"), each outstanding Common Share presently has one right attached that trades with the Common Shares. Generally, the rights become exercisable and trade separately after a third party acquires 20% or more of the then-outstanding Common Shares or commences a tender offer for a specified percentage of the then-outstanding Common Shares. Upon the occurrence of certain additional triggering events specified in the Rights Agreement, each right would entitle its holder (other than, in certain instances, the holder of 20% or more of the then-outstanding Common Shares) to purchase Common Shares at an exercise price of 50% of the then-current market value of the Common Shares. The rights expire on December 30, 1998, unless the Board of Directors takes action prior to that date to extend the rights, and are presently redeemable at $.01 per right. See "Description of Capital Stock -- Ohio Law and Certain Charter Provisions" and "-- Share Purchase Rights Agreement."

DILUTION

     Purchasers of the Common Shares offered hereby will incur immediate and substantial dilution in the amount of $12.32 per share, assuming a public offering price of $25.875 (the last reported sale price of the Common Shares on the Nasdaq National Market ("Nasdaq") on July 8, 1998). See "Dilution."

                                USE OF PROCEEDS


     The net proceeds to Elder-Beerman from the sale of 2,800,000 Common Shares offered hereby are estimated to be $66.7 million ($76.9 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, assuming a public offering price of $25.875 (the last reported sale price for the Common Shares on Nasdaq on July 8, 1998). On July 27, 1998, the Company consummated the Acquisition. Approximately $21.0 million of the net proceeds from the Offering will be used to repay indebtedness incurred under the Company's Revolving Credit Facility (as defined below) in connection with the Acquisition. The balance of the net proceeds will be used to expand and remodel existing stores, open new stores, fund working capital and fund general corporate purposes, and also may be used to fund acquisitions. Pending their specific application, the Company intends to use the balance of the net proceeds to temporarily reduce indebtedness under its $150.0 million revolving credit facility (the "Revolving Credit Facility"), which had $33.2 million outstanding as of May 2, 1998, bears interest, at the Company's option, at either a base rate plus 37.5 basis points or LIBOR plus 137.5 basis points through January 1999, and terminates on December 30, 2000. The indebtedness incurred under the Revolving Credit Facility, other than in connection with the Acquisition, was used to fund the Company's obligations under the Plan and for general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                DIVIDEND POLICY

     The Company anticipates that all future earnings will be retained to finance the Company's operations and for the growth and development of its business. Accordingly, Elder-Beerman does not currently anticipate paying cash dividends on its Common Shares. The payment of any future dividends will be subject to the discretion of the Board of Directors and will depend on the Company's results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, and other factors that the Board of Directors deem relevant. The credit facilities contain covenants that restrict the payment of cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON SHARES

     The Common Shares have been traded on Nasdaq under the symbol "EBSC" since February 17, 1998. The following table sets forth, for the periods indicated, the range of high and low closing prices for the Common Shares as reported on
Nasdaq:

                                                                PRICE RANGE
                                                               --------------
                        FISCAL 1998                            HIGH      LOW
                        -----------                            -----     ---
First Quarter (from February 17, 1998).....................    27 1/4   15 1/4
Second Quarter (through July 8, 1998)......................    29 1/4      24

     On July 8, 1998, the closing price of the Common Shares, as reported on Nasdaq, was $25.875. As of June 12, 1998, there were 2,150 record holders of the Common Shares.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of May 2, 1998, as well as the capitalization as adjusted to reflect (a) the Acquisition and (b) the sale by the Company of 2,800,000 Common Shares offered hereby and the application of the estimated net proceeds therefrom (assuming a public offering price of $25.875 per share, the last reported sale price of the Common Shares on Nasdaq on July 8, 1998, and after deduction of the estimated underwriting discounts and commissions and expenses). See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                                    MAY 2, 1998
                                                              -----------------------
                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Current portion of long-term obligations....................  $  1,105     $  1,120
                                                              ========     ========
Long-term obligations, less current portion.................   153,059      170,356
Shareholders' equity:
  Common Shares, no par value, 12,671,777 shares issued and
     outstanding on May 2, 1998; 15,471,777 shares issued
     and outstanding as adjusted (1)........................   201,031      267,772
Unearned compensation -- restricted stock, net..............    (2,708)      (2,708)
Deficit.....................................................   (53,051)     (53,051)
                                                              --------     --------
          Total shareholders' equity........................   145,272      212,013
                                                              --------     --------
          Total capitalization..............................  $298,331     $382,369
                                                              ========     ========

---------------

(1) Excludes 927,277 Common Shares issuable upon exercise of stock options outstanding as of July 8, 1998 at a weighted average exercise price of $12.50 per share. See "Management -- Equity and Performance Incentive Plan." Also excludes 624,522 Common Shares issuable upon the exercise of outstanding warrants. See "Description of Capital Stock -- Warrants" and "Management -- Equity and Performance Incentive Plan."

                                    DILUTION

     The net tangible book value of the Company at May 2, 1998 was $143.1 million, or $11.29 per share. Net tangible book value is determined by dividing the net tangible book value (tangible assets less liabilities) of the Company by the number of Common Shares outstanding on that date. Without taking into account any other changes in net tangible book value of the Company after May 2, 1998, other than to give effect to the sale of the 2,800,000 Common Shares offered hereby (at an assumed public offering price of $25.875 per share, the last reported sale price of the Common Shares on Nasdaq on July 8, 1998) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," the pro forma net tangible book value of the Company at May 2, 1998 would have been approximately $209.8 million or $13.56 per share. This represents an immediate increase in the net tangible book value of $2.27 per share to existing shareholders and an immediate dilution of $12.32 per share to new investors. The following table illustrates this dilution:

Assumed public offering price per share.....................            $25.875
  Net tangible book value per share at May 2, 1998..........  $11.29
  Pro forma net tangible book value per share...............   13.56
                                                              ------
Increase per share attributable to existing shareholders....    2.27
                                                              ------
Pro forma net tangible book value per share after the
  Offering..................................................              13.56
                                                                        -------
Net tangible book value dilution per share to new
  investors.................................................            $ 12.32
                                                                        =======

     As of July 8, 1998, the Company had outstanding stock options exercisable for 927,277 Common Shares at a weighted average exercise price of $12.50 per share and outstanding warrants exercisable for 249,809 Common Shares and 374,713 Common Shares at an exercise price of $12.80 per share and $14.80 per share, respectively. If these options or warrants are exercised, further dilution to new investors will occur. Elder-Beerman may also issue additional shares to effect future potential business acquisitions or upon exercise of future stock option grants or equity awards, which could also result in additional dilution to then existing shareholders. See "Management -- Equity and Performance Incentive Plan" and "Description of Capital Stock -- Warrants."

                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA


     The accompanying unaudited pro forma condensed consolidated statements of operations for Fiscal 1997 and the 13 weeks ended May 2, 1998 give effect to the Acquisition and, as described in the Notes to Pro Forma Condensed Consolidated Financial Data, certain effects of the Offering as if they had occurred at the beginning of each of the periods presented. Pro forma condensed consolidated balance sheet data give effect to the Acquisition and, as described in the Notes to Pro Forma Condensed Consolidated Financial Data, certain effects of the Offering as if they had occurred as of May 2, 1998. The unaudited pro forma condensed consolidated financial data do not give effect to the pending disposition of eight S&T stores and closure of two additional S&T stores, which together had aggregate retail sales in fiscal year 1997 of approximately $34.0 million. See "Prospectus Summary -- Recent Developments." The unaudited pro forma condensed consolidated financial data are presented for illustrative purposes only and do not purport to present the results of operations or financial condition of the Company had the Acquisition occurred on the dates indicated, nor are they necessarily indicative of the Company's future results of operations or financial condition.


     The unaudited pro forma condensed consolidated financial data and accompanying notes should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and the Consolidated Financial Statements of Stone & Thomas and the notes thereto included elsewhere in this Prospectus. The pro forma adjustments relating to the Acquisition represent the Company's preliminary determinations of purchase accounting adjustments based on available information and certain assumptions that the Company considers reasonable under the circumstances.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               AS OF MAY 2, 1998

                                                  ELDER-     STONE &
                                                 BEERMAN     THOMAS     ADJUSTMENTS    PRO FORMA
                                                 -------     -------    -----------    ---------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSETS
Current assets:
  Cash and equivalents.........................  $  6,413                 $45,741(1)   $ 52,154
  Customer accounts receivable.................   126,762    $   878                    127,640
  Merchandise inventories......................   154,772     32,914       (1,400)(2)   186,286
  Deferred tax asset...........................     2,579        193                      2,772
  Other current assets.........................     8,945      2,682                     11,627
                                                 --------    -------      -------      --------
          Total current assets.................   299,471     36,667       44,341       380,479
Property, fixtures and equipment, less
  accumulated depreciation and amortization....    62,589      6,269        6,411(3)     75,269
Other assets...................................    15,105      3,658                     18,763
                                                 --------    -------      -------      --------
          Total assets.........................  $377,165    $46,594      $50,752      $474,511
                                                 ========    =======      =======      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term obligations.....  $  1,105    $    15                   $  1,120
  Accounts payable.............................    42,658      6,958                     49,616
  Other accrued liabilities....................    26,069      3,502                     29,571
                                                 --------    -------                   --------
          Total current liabilities............    69,832     10,475                     80,307
                                                 --------    -------                   --------
Long-term obligations -- less current
  portion......................................   153,059     17,297                    170,356
Other long-term/deferred liabilities...........     9,002      2,833                     11,835
Total shareholders' equity.....................   145,272     15,989      $50,752(4)    212,013
                                                 --------    -------      -------      --------
          Total liabilities and shareholders'
            equity.............................  $377,165    $46,594      $50,752      $474,511
                                                 ========    =======      =======      ========

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                           13 WEEKS ENDED MAY 2, 1998

                                         ELDER-BEERMAN   STONE & THOMAS   ADJUSTMENTS     PRO FORMA
                                         -------------   --------------   -----------     ---------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Net sales............................   $   126,724       $21,422                      $   148,146
  Financing............................         6,498                                          6,498
                                          -----------       -------                      -----------
  Total revenues.......................       133,222        21,422                          154,644
                                          -----------       -------                      -----------
Costs and expenses:
  Cost of merchandise sold, occupancy
     and buying expenses...............        91,827        17,233                70(5)     109,130
  Selling, general and administrative
     expenses..........................        37,724         6,718                           44,442
  Provision for doubtful accounts......         1,577                                          1,577
  Interest expense.....................         2,804           356                            3,160
  Other expense........................                          62                               62
                                          -----------       -------       -----------    -----------
  Total costs and expenses.............       133,932        24,369                70        158,371
                                          -----------       -------       -----------    -----------
  Loss before income tax benefit.......          (710)       (2,947)              (70)        (3,727)
Income tax benefit.....................          (274)                                          (274)
                                          -----------       -------       -----------    -----------
  Net loss.............................   $      (436)      $(2,947)      $       (70)   $    (3,453)
                                          ===========       =======       ===========    ===========
Basic and diluted net loss per common
  share................................         (0.03)                                         (0.23)
                                          ===========                                    ===========
Weighted average number of common
  shares outstanding...................    12,496,996                       2,800,000(6)  15,296,996

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                       FISCAL YEAR ENDED JANUARY 31, 1998

                                        ELDER-BEERMAN   STONE & THOMAS    ADJUSTMENTS     PRO FORMA
                                        -------------   --------------   -------------    ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Net sales...........................   $  581,372        $121,464                       $  702,836
  Financing...........................       26,574                                           26,574
                                         ----------        --------                       ----------
  Total revenues......................      607,946         121,464                          729,410
                                         ----------        --------                       ----------
Cost and expenses:
  Cost of merchandise sold, occupancy
     and                                                                       (200)(2)
     buying expenses..................      423,542          96,004             280 (5)      519,626
  Selling, general and administrative
     expenses.........................      151,293          32,053                          183,346
  Key employees retention bonus plan
     expense..........................        4,000                                            4,000
  Hiring and recruiting expenses for
     new executives...................        2,121                                            2,121
  Provision for doubtful accounts.....        8,636             285                            8,921
  Interest expense....................        7,084           1,644                            8,728
  Other income........................         (661)           (120)                            (781)
                                         ----------        --------      -------------    ----------
  Total costs and expenses............      596,015         129,866                 80       725,961
                                         ----------        --------      -------------    ----------
  Income (loss) before reorganization
     items and income tax benefit.....       11,931          (8,402)               (80)        3,449
Reorganization items..................      (27,542)                                         (27,542)
                                         ----------        --------      -------------    ----------
  Loss before income tax benefit,
     discontinued operations and
     extraordinary item...............      (15,611)         (8,402)               (80)      (24,093)
Income tax benefit....................       (7,412)                                          (7,412)
                                         ----------        --------      -------------    ----------
  Loss from continuing operations.....       (8,199)         (8,402)               (80)      (16,681)
Discontinued operations...............        7,378                                            7,378
                                         ----------        --------      -------------    ----------
  Loss before extraordinary item......         (821)         (8,402)               (80)       (9,303)
Extraordinary item....................      (28,131)                                         (28,131)
                                         ----------        --------      -------------    ----------
  Net loss............................   $  (28,952)       $ (8,402)     $         (80)   $  (37,434)
                                         ==========        ========      =============    ==========
Basic and diluted loss per common
  share:
  Loss from continuing operations.....   $    (6.58)                                      $    (4.12)
  Discontinued operations.............         5.92                                             1.82
  Extraordinary item..................       (22.58)                                           (6.95)
                                         ----------                                       ----------
  Net loss............................   $   (23.24)                                      $    (9.25)
                                         ==========                                       ==========
Weighted average number of common
  shares outstanding..................    1,245,760                       2,800,000 (6)    4,045,760

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) Represents the estimated net proceeds from the Offering at an estimated offering price of $25.875 per share, less a purchase price of $21,000 for Stone & Thomas.

(2) An estimated purchase accounting adjustment to conform Stone & Thomas' inventory valuation method to that used by Elder-Beerman, with regard to the capitalization of procurement costs.

(3) An estimated purchase accounting adjustment to record fair value of Stone & Thomas' fixed assets.

(4) Represents the amount of net equity generated by the Offering of $66,741, less the elimination of Stone & Thomas' equity of $15,989 as a result of the Acquisition.

(5) To reflect adjustments to depreciation and amortization expense based on a preliminary purchase accounting allocation related to property, fixtures, and equipment.

(6) Weighted average number of Common Shares outstanding has been adjusted to give effect to the issuance of the 2,800,000 Common Shares in the Offering as if it had occurred at the beginning of each of the periods presented.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table presents selected consolidated financial data of the Company as of and for the periods and the dates indicated. The selected statement of operations and balance sheet information, at or for each of the full fiscal years presented below, was derived from the audited Consolidated Financial Statements. The Consolidated Financial Statements at January 31, 1998 and February 1, 1997 and for each fiscal year in the three-year period ended January 31, 1998 and the auditors' report of Deloitte & Touche LLP, independent auditors, thereon are included elsewhere in this Prospectus. The selected results of operations data for the 13 weeks ended May 2, 1998 and May 3, 1997 and the balance sheet data at May 2, 1998 are derived from the unaudited financial statements of the Company and, in the opinion of the Company's management, reflect all adjustments necessary for a fair presentation of its financial condition and results of operations. All such adjustments are of a normal recurring nature. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period. The selected consolidated financial information below should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                 FISCAL YEAR ENDED
                                    ---------------------------------------------------------------------------
                                    JAN 29, 1994   JAN 28, 1995   FEB 3, 1996(1)    FEB 1, 1997    JAN 31, 1998
                                    ------------   ------------   ---------------   ------------   ------------
                                            (IN THOUSANDS, EXCEPT PER SHARE AND DEPARTMENT STORE DATA)
STATEMENT OF OPERATIONS DATA
Net sales.........................    $620,041       $631,100        $590,018         $569,557       $581,372
Gross profit (2)..................     193,549        164,315         132,896          159,490        157,830
Interest expense..................       8,891          9,898           9,557            6,467          7,084
Income/(loss) before
  reorganization items and income
  tax expense (benefit)...........      23,194         (4,590)        (33,631)          11,579         11,931
Reorganization items..............                                     19,711           23,648         27,542
Income/(loss) from continuing
  operations (3) (4)..............      15,244         (2,064)        (51,010)         (12,429)        (8,199)
Net income/(loss)(5)..............      15,865        (13,355)        (63,286)         (12,429)       (28,952)
Basic and diluted earnings (loss)
  per common share................    $ 120.48       $(115.10)       $(510.22)        $(100.20)      $ (23.24)
Weighted average number of common
  shares outstanding..............         124            124             124              124          1,246

DEPARTMENT STORE DATA
Stores open at end of period......          54             53              53               52             50
Comparable store sales
  increase/(decrease) (6).........         0.6%          (3.8%)          (8.4%)           (1.2%)          3.7%
Average sales per square foot
  (7).............................         N/A            N/A             N/A         $    116       $    121

BALANCE SHEET DATA
Working capital...................    $131,918       $124,733        $183,382         $182,840       $214,059
Total assets......................     285,996        267,822         367,069          368,609        371,365
Long-term obligations, less
  current portion.................     108,010        109,487           3,100            5,669        142,024
Liabilities subject to
  compromise......................                                    229,409          231,675
Shareholders' equity..............      92,621         81,853          18,567            6,138        145,511

                                          13 WEEKS ENDED
                                    ---------------------------
                                    MAY 3, 1997    MAY 2, 1998
                                    ------------   ------------
                                    (IN THOUSANDS, EXCEPT PER SHARE AND DEPARTMENT STORE DATA)
STATEMENT OF OPERATIONS DATA
Net sales.........................    $119,821       $126,724
Gross profit (2)..................      33,144         34,897
Interest expense..................       1,468          2,804
Income/(loss) before
  reorganization items and income
  tax expense (benefit)...........          94           (710)
Reorganization items..............       3,363
Income/(loss) from continuing
  operations (3) (4)..............      (3,269)          (436)
Net income/(loss)(5)..............      (3,269)          (436)
Basic and diluted earnings (loss)
  per common share................    $ (26.36)      $  (0.03)
Weighted average number of common
  shares outstanding..............         124         12,497
DEPARTMENT STORE DATA
Stores open at end of period......          52             50
Comparable store sales
  increase/(decrease) (6).........         3.8%          10.6%
Average sales per square foot
  (7).............................
BALANCE SHEET DATA
Working capital...................                   $229,639
Total assets......................                    377,165
Long-term obligations, less
  current portion.................                    153,059
Liabilities subject to
  compromise......................
Shareholders' equity..............                    145,272

---------------

(1) Fiscal 1995 included 53 weeks as compared to 52 weeks for each of the other fiscal years shown.

(2) Represents net sales less cost of merchandise sold, occupancy, and buying expenses.

(3) The Company adopted formal plans to dispose of its Margo's LaMode, Inc. women's specialty subsidiary during Fiscal 1994 and completed the disposal in January 1996. The financial information for Margo's is included in discontinued operations.

(4) The financial information for The Bee-Gee Shoe Corp. is included as part of continuing operations for all periods except for the initial reserve for discontinued operations that was recorded in Fiscal 1994 and the subsequent reversal recorded in Fiscal 1996.

(5) Net loss for Fiscal 1997 includes the impact of a $28.1 million extraordinary loss and a $7.4 million gain from discontinued operations related to the discharge of prepetition liabilities associated with the Company's chapter 11 cases. Net loss for Fiscal 1995, Fiscal 1994, and Fiscal 1993 includes discontinued operations expense of $12.3 million, $11.3 million, and $0.6 million, respectively.

(6) Comparable store sales data include only those department stores that operated during the applicable full fiscal year and has been adjusted for elimination of complete product lines.

(7) Department store average sales per square foot data are not available for years prior to Fiscal 1996.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. Elder-Beerman's future performance, results or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. See "Risk Factors" for a discussion of factors that could cause or contribute to such material differences.

     The discussion and analysis that follows is based upon and should be read in conjunction with the Company's audited Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

GENERAL

     The Company operates the tenth largest chain of independent department stores in the United States, based on Fiscal 1997 sales volume. Founded in Dayton, Ohio in 1883, Elder-Beerman currently operates 48 department stores in small to mid-sized markets in seven midwestern states. The Company's strategy is to provide its customers with a broad selection of the same high quality, brand-name merchandise available to consumers in larger markets. In keeping with this strategy, Elder-Beerman department stores feature a wide variety of moderate to better branded merchandise, including women's ready-to-wear, men's and children's apparel, accessories, shoes and cosmetics, home furnishings, and other consumer goods. Elder-Beerman's branded merchandise includes apparel and accessories from Liz Claiborne, Tommy Hilfiger, Ralph Lauren, Calvin Klein, and Nautica, cosmetics from Estee Lauder, Clinique, and Lancome, footwear from Nike and Nine West, and home furnishings from Fieldcrest, Croscill, Lenox, and Calphalon. Branded merchandise accounted for more than 90% of the Company's merchandise during Fiscal 1997. The Company also offers qualified customers the convenience of a private label credit card program. In addition to its department stores, Elder-Beerman operates 61 specialty shoe stores under the El-Bee and Shoebilee! names and two furniture stores. The specialty shoe stores accounted for $31.4 million, or 5.4%, of the Company's Fiscal 1997 sales volume.

     During 1992 and through 1994, the Company undertook a new, high volume merchandising strategy. In 1995, it became apparent that this strategy had a negative impact on the Company's financial position, and the Company entered into negotiations with its lenders for a plan to provide additional liquidity. These negotiations ultimately were unsuccessful. In addition, as the need for working capital to fund increased inventory purchases for the 1995 holiday season drew closer, Elder-Beerman's suppliers began to show concerns about further extensions of trade credit to the Company in the wake of other bankruptcies in the retail industry. The Company was faced with an absence of working capital financing and the prospect of being unable to secure inventory for the 1995 holiday selling season.

     On October 17, 1995 (the "Petition Date"), Elder-Beerman and its subsidiaries, Chargit, Bee-Gee, Margo's LaMode, Inc. ("Margo's"), McCook Wholesale Corp., E-B Community Redevelopment Corp. and EBA, Inc. (collectively, the "Old Elder-Beerman Companies") filed voluntary petitions for relief (the "Reorganization Cases") under the Bankruptcy Code with the United States Bankruptcy Court for the Southern District of Ohio, Western Division (the "Bankruptcy Court"). The Old Elder-Beerman Companies filed their proposed joint plan of reorganization with the Bankruptcy Court on August 6, 1997, which was subsequently amended and ultimately confirmed by an order of the Bankruptcy Court on December 16, 1997. The Plan became effective on December 30, 1997. A total of $229.9 million in general unsecured claims was discharged under the Plan in exchange for cash payments of $79.7 million and the issuance of approximately 12.3 million Common Shares and warrants to purchase an additional 624,522 Common Shares. See Note 1 of Notes to the Company's Consolidated Financial Statements. All prepetition ownership interests in the Company were extinguished. As of the Effective Date, the reorganization value of the Company's assets exceeded its total liabilities. Accordingly, pursuant to AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, "fresh start" accounting was not adopted.

     Elder-Beerman believes that a number of actions taken during the Reorganization Cases to reorganize the Company and streamline its operations, together with its existing competitive strengths, provide a platform for future growth. During the Reorganization Cases, the Company made a number of important changes in its management team; the 15 current members of senior management have an average of 22 years of retailing experience. The Company reduced the number of its vendors by approximately 40% and refined its merchandising practices to provide additional authority to buyers and store managers to make merchandising decisions. The Company also rationalized its real estate portfolio by closing several unprofitable or underperforming department, furniture and shoe stores and liquidating its Margo's women's specialty store chain. The Company's actions contributed to a 3.7% increase in comparable department store sales during Fiscal 1997 and a 10.6% increase during the first quarter of Fiscal 1998.

     Certain departments in Elder-Beerman's department stores are leased to independent third parties for a percentage of net sales. These leased departments, which include the fine jewelry, beauty salon, watch repair, and maternity departments, provide high quality service and merchandise where specialization and expertise are critical and the Company's direct participation in the business is not economically justifiable. Leased department sales are included in Elder-Beerman's total sales.

     One new department store is scheduled to open during each of the second and third quarters of 1998. Pre-opening expenses associated with these stores will be charged to operations during these periods. Expenses associated with these openings and other store openings and closings during future periods may result in fluctuations in the Company's quarterly results of operations.

RESULTS OF OPERATIONS

     The following table sets forth the Company's results of operations expressed as a percentage of total revenue:

                                                          FISCAL YEAR ENDED              13 WEEKS ENDED
                                               ---------------------------------------   ---------------
                                               FEBRUARY 3,   FEBRUARY 1,   JANUARY 31,   MAY 3,   MAY 2,
                                                  1996          1997          1998        1997     1998
                                               -----------   -----------   -----------   ------   ------
Revenues:
  Net sales..................................      96.9%         95.4%         95.6%      94.7%    95.1%
  Financing..................................       3.1           4.6           4.4        5.3      4.9
                                                  -----         -----         -----      -----    -----
          Total revenue......................     100.0         100.0         100.0      100.0    100.0
                                                  -----         -----         -----      -----    -----
Cost and expenses:
  Cost of merchandise sold, occupancy and
     buying expenses.........................      75.1          68.7          69.7       68.5     68.9
  Selling, general and administrative
     expenses................................      27.9          26.3          24.9       29.1     27.8
  Key employees retention bonus plan
     expense.................................       0.0           0.8           0.7        0.4      0.4
  Hiring and recruiting expenses for new
     executives..............................       0.0           0.2           0.3        0.1      0.1
  Provision for doubtful accounts............       1.0           1.1           1.4        0.8      1.2
  Interest expense...........................       1.6           1.1           1.2        1.2      2.1
  Other income...............................       0.0          (0.2)         (0.1)      (0.2)     0.0
                                                  -----         -----         -----      -----    -----
          Total costs and expenses...........     105.6          98.0          98.1       99.9    100.5
                                                  -----         -----         -----      -----    -----
  Income (loss) before reorganization items
     and income tax expense (benefit)........      (5.6)          2.0           1.9        0.1     (0.5)
Reorganization items.........................      (3.2)         (4.0)         (4.5)      (2.7)     0.0
                                                  -----         -----         -----      -----    -----
          Loss before income tax expense
            (benefit), discontinued
            operations and extraordinary
            item.............................      (8.8)         (2.0)         (2.6)      (2.6)    (0.5)
Income tax expense (benefit).................      (0.4)          0.1          (1.2)       0.0     (0.2)
                                                  -----         -----         -----      -----    -----
          Loss from continuing operations....      (8.4)         (2.1)         (1.4)      (2.6)    (0.3)
Discontinued operations......................      (2.0)          0.0           1.2        0.0      0.0
          Loss before extraordinary item.....     (10.4)         (2.1)         (0.2)      (2.6)    (0.3)
Extraordinary item...........................       0.0           0.0          (4.6)       0.0      0.0
                                                  -----         -----         -----      -----    -----
          Net loss...........................     (10.4)%        (2.1)%        (4.8)%     (2.6)%   (0.3)%
                                                  =====         =====         =====      =====    =====

     THIRTEEN WEEKS ENDED MAY 2, 1998 COMPARED TO THIRTEEN WEEKS ENDED MAY 3,
1997

     Net Sales. Net sales for the 13-week period ended May 2, 1998 ("First Quarter 1998") increased by 5.8% to $126.7 million from $119.8 million for the 13-week period ended May 3, 1997 ("First Quarter 1997"). The increase was due to a 10.6% comparable store sales increase for the Elder-Beerman department stores and a 2.5% comparable store sales increase for the Bee-Gee shoe stores. Better and moderate women's sportswear, men's clothing and men's sportswear, furniture, and domestics led the sales increase for the department stores. The Company's business is subject to seasonal fluctuations. Approximately one-third of the Company's annual sales occur in the fourth quarter (i.e., November -- January), as well as a majority of the Company's profits.

     Financing Revenue. Financing revenue from the Company's private label credit card operated by Chargit for First Quarter 1998 decreased by 3.5% to $6.5 million from $6.7 million for First Quarter 1997. Outstanding net customer accounts receivable decreased 5.1% from May 3, 1997 to May 2, 1998. The decline in finance charges due to the reduction in outstanding customer accounts receivable was partially offset by an increase in late fees charged.

     Cost of Merchandise Sold, Occupancy, and Buying Expenses. Cost of merchandise sold, occupancy, and buying expenses increased to $91.8 million, or 72.5% of net sales, for First Quarter 1998 from $86.7 million, or 72.3% of net sales, for First Quarter 1997. This increase was primarily due to an increase in the buying staff payroll as a result of being more fully staffed and an increase in depreciation due to capital expenditures in 1997.

     Selling, General, and Administrative Expenses. Although selling, general, and administrative (including key employee performance bonus plan expense), and hiring and recruiting expenses for new executives increased by $0.2 million to $37.7 million for First Quarter 1998 from $37.5 million for First Quarter 1997, this represented a decrease of 1.5% as a percentage of net sales to 29.8% for First Quarter 1998 from 31.3% for First Quarter 1997. This was due to the leverage of several semi-fixed costs, most notably service and operations, utilities, and advertising costs.

     Provision for Doubtful Accounts. Provision for doubtful accounts increased to $1.6 million, or 1.2% of net sales, for First Quarter 1998 from $1.1 million or 0.9% for First Quarter 1997. The increase was primarily due to the level of delinquent accounts and receivable charge-offs in previous months.

     Interest Expense, Net. Interest expense increased to $2.8 million, or 2.2% of net sales, for First Quarter 1998 from $1.5 million, or 1.2% of net sales, for First Quarter 1997. The increase was due to the required financing to support the payment of the bankruptcy obligations under the Plan.

     Other Income. There was no other income for First Quarter 1998 compared to other income of $0.2 million, or 0.2% of net sales, for First Quarter 1997. The income for First Quarter 1997 was realized from a swap mark-to-market adjustment on the unhedged portion of swap agreements in place at that time. With the emergence from bankruptcy protection, these swaps were bought out and no longer in force. Also, on December 30, 1997 the Company entered into a new swap agreement with a notional amount of $115.0 million (expiring September 28, 2001). This agreement has been matched to the Company's securitization facility to reduce the impact of interest rate fluctuations.

     Reorganization Costs. Reorganization costs were zero for First Quarter 1998 compared to $3.4 million, or 2.8% of net sales, for First Quarter 1997. The costs for First Quarter 1997 were due to the Company's emergence from bankruptcy protection in December 1997.

     Income Tax Expense. An income tax benefit of $0.3 million was recorded in First Quarter 1998 at the estimated statutory rate for federal and state income taxes of 38.6%. An income tax benefit was not recorded in First Quarter 1997 because the Company remained under bankruptcy protection.

  FISCAL 1997 COMPARED TO FISCAL 1996

     Net Sales. Net sales for Fiscal 1997 increased by 2.1% to $581.4 million from $569.6 million for Fiscal 1996. The increase was due to a 3.7% comparative store sales increase for the Elder-Beerman department stores, offset partially by a 2.5% comparative stores sales decline for the Bee-Gee shoe stores. The Company closed the outlet section of the downtown Dayton, Ohio department store, the Fairborn, Ohio furniture store, and the outlet section of the Hamilton, Ohio department store, which contributed a combined total of approximately $5.5 million in Fiscal 1996 sales that were absent in Fiscal 1997. In addition, the Company closed its Northtowne Mall department store located in Toledo, Ohio and its department store in Carbondale, Illinois in November 1997 and liquidated its unprofitable electronics product line in December 1997.

     Financing Revenue. Financing revenue from the Company's private label credit card program for Fiscal 1997 decreased by 3.2% to $26.6 million from $27.5 million for Fiscal 1996. The decline was due to a 2.0% decrease in sales attributed to the Company's private label credit card and a resulting decline in the outstanding customer accounts receivable. The decline in finance charges due to outstanding customer accounts receivable has been partially offset by an increase in late fees charged.

     Cost of Merchandise Sold, Occupancy, and Buying Expenses. Cost of merchandise sold, occupancy, and buying expenses increased to $423.5 million, or 72.9% of net sales, for Fiscal 1997 from $410.1 million, or 72.0% of net sales, for Fiscal 1996. This increase was due to $8.6 million in excess markdowns in cost of merchandise due to store closings in Fiscal 1997. This increase in costs was partially offset by an increase in the initial rate of mark-up coupled with a decrease in the markdown rate. In Fiscal 1997, the LIFO inventory valuation adjustment reduced cost of merchandise sold by $1.4 million compared to a decrease in cost of merchandise sold of $1.9 million in Fiscal 1996.

     Selling, General, and Administrative Expenses. Selling, general, administrative (including key employee performance bonus plan expense), and hiring and recruiting expenses for new executives decreased by 3.6% to $157.4 million, or 27.1% of net sales, for Fiscal 1997 from $163.3 million, or 28.7% of net sales, for Fiscal 1996. This improvement was primarily due to a reduction in payroll and suspension of ongoing payments on certain computer leases resulting from settlements with the lessors in which such lessors received claims in the Reorganization Cases, offset partially by an increase in sales promotion expense. The payroll expense reduction was primarily attributable to a reduction in store payroll as the Company implemented several technology driven programs to eliminate store nonselling workload, such as automating the price change, transfer and return to vendor processes as well as reengineering the store cash office and gift wrap functions. In addition, $4.0 million was incurred under the key employee retention bonus program for Fiscal 1997 compared to $5.0 million for Fiscal 1996. The decline was due to an increase in the profit threshold to which such bonus is tied. The expense savings above were partially offset by an increase of $0.7 million in hiring and recruiting expenses for new executives.

     Provision for Doubtful Accounts. Provision for doubtful accounts increased by 29.3% to $8.6 million, or 1.5% of net sales, for Fiscal 1997 compared to $6.7 million, or 1.2% of net sales, for Fiscal 1996. Consistent with industry trends, net charge offs increased due to the rise in personal bankruptcy filings and delinquent customer balances.

     Interest Expense, Net. Interest expense increased by 9.5% to $7.1 million, or 1.2% of net sales, for Fiscal 1997 from $6.5 million, or 1.1% of net sales, for Fiscal 1996. Interest expense increased due to the additional borrowings to support working capital requirements and capital expenditures.

     Other Income. Other income decreased by 40.2% to $0.7 million, or 0.1% of net sales, for Fiscal 1997 from $1.1 million, or 0.2% of net sales, for Fiscal 1996. Elder-Beerman had certain interest rate swap agreements and was required to make adjustments to market value. For Fiscal 1997, the swap adjustment to market resulted in an expense of $0.6 million compared to income of $1.1 million in the prior period. Fiscal 1997's swap expense was offset by $1.3 million in interest income generated by a federal income tax refund received in 1997.

     Reorganization Costs. Reorganization expense increased by 16.5% to $27.5 million, or 4.7% of net sales, for Fiscal 1997 from $23.6 million, or 4.2% of net sales, for Fiscal 1996. The Company expensed $6.9 million more in professional fees in Fiscal 1997 compared to Fiscal 1996. Also, in Fiscal 1997 there was a $2.3 million expense recorded for an adjustment to estimated allowed claims and a one time $2.1 million expense recorded for reorganization bonuses. In Fiscal 1996, the Company recognized a one time expense of $7.4 million for equipment lease settlements that did not occur in Fiscal 1997. There was also a reduction in financing cost expense of $2.4 million.

     Income Tax Expense. In Fiscal 1997 a state income tax expense provision was made for approximately $0.5 million. The Fiscal 1997 operating loss resulted in additional federal net operating loss carryforwards ("NOLs"). The Company reviewed the status of its deferred tax valuation allowance and determined that a deferred tax asset of $7.9 million should be recognized. This resulted in a net income tax benefit being recorded in Fiscal 1997.

     Discontinued Operations. The discontinued operations gain of $7.4 million recorded in 1997 was for the extinguishment of debt for Margo's. In December 1995, the Bankruptcy Court approved the disposal of Margo's. The gain recorded represents the difference between the amount of cash Margo's creditors received as part of the plan of reorganization and the liabilities subject to settlement recorded by Margo's.

     Extraordinary Item. In Fiscal 1997 an extraordinary loss of $28.1 million was recorded in connection with the extinguishment of the Company's prepetition liabilities. The loss was based on the excess of the fair value of the stock and cash distributed to the general unsecured creditors over the carrying amount of the liabilities extinguished.

  FISCAL 1996 COMPARED TO FISCAL 1995

     Net Sales. Net sales for Fiscal 1996 decreased 3.5% to $569.6 million from $590.0 million for Fiscal 1995. Fiscal 1995 contained 53 weeks and approximately $4.6 million in net sales for the extra week. The department store division comparative store sales for Fiscal 1996 and the first 52 weeks of Fiscal 1995 decreased approximately 0.4%. In Fiscal 1995, two department stores were closed and two new department stores were opened. In addition, Bee-Gee closed 11 El-Bee Shoe outlet stores in Fiscal 1996.

     Financing Revenue. Financing revenue for Fiscal 1996 increased by 45.1% to $27.5 million from $18.9 million in Fiscal 1995. In Fiscal 1995, prior to the Petition Date, the Company maintained a financing facility through the sale ("securitization") of customer accounts receivable. With the filing of the Reorganization Cases the securitization facility was canceled. In Fiscal 1995, gross financing revenue was reduced by $5.9 million of securitization expense.

     Cost of Merchandise Sold, Occupancy, and Buying Expenses. Cost of merchandise sold, occupancy, and buying expenses decreased from $457.1 million, or 77.5% of net sales, in Fiscal 1995 to $410.1 million, or 72.0% of net sales, in Fiscal 1996. This improvement was attributable to a significant increase in the initial rate of mark-up coupled with a significant decrease in the markdown rate for Fiscal 1996 compared to Fiscal 1995. In Fiscal 1995, increased markdowns were taken to clear excess inventories. In Fiscal 1996, the LIFO inventory valuation adjustment reduced cost of merchandise sold by $1.9 million compared to an increase in cost of merchandise sold of $0.8 million in Fiscal 1995.

     Selling, General, and Administrative Expenses. Selling, general, and administrative expenses (including key employee performance bonus plan expense) and hiring and recruiting expenses for new executives, decreased by 3.9% to $163.3 million, or 28.7% of net sales, in Fiscal 1996, compared to $170.0 million, or 28.8% of net sales, in Fiscal 1995. In Fiscal 1996 through expense reduction programs, Elder-Beerman was able to reduce expenses in a significant number of expense categories, particularly in the areas of data processing and sales promotion, which was partially offset by implementation in Fiscal 1996 of a key employee retention bonus program and hiring and recruiting expenses.

     Provision for Doubtful Accounts. Provision for doubtful accounts increased by 13.6% to $6.7 million, or 1.2% of net sales, in Fiscal 1996, compared to $5.9 million, or 1.0% of net sales, in Fiscal 1995. This increase was primarily the result of an increase in customer personal bankruptcy filings.

     Interest Expense, Net. Interest expense decreased by 32.3% to $6.5 million, or 1.1% of net sales, in Fiscal 1996, compared to $9.6 million, or 1.6% of net sales, in Fiscal 1995. After the Petition Date, the primary method of financing was through a Debtor-In-Possession ("DIP") financing agreement. The required borrowings under the DIP financing agreement after the Petition Date were significantly less than the total indebtedness outstanding prior to the Petition Date, resulting in substantially less interest expense for Fiscal 1996.

     Other Income. Other income for Fiscal 1996 related to income recorded for a market value adjustment in interest rate swaps.

     Reorganization Costs. Reorganization expense increased by 20.0% to $23.6 million in Fiscal 1996 compared to $19.7 million in Fiscal 1995. Professional fees in Fiscal 1996 were $5.0 million higher than Fiscal 1995 because the bankruptcy filing occurred in October 1995. Other major differences included an expense of $7.5 million for equipment lease settlements in Fiscal 1996 for which there were no similar charges in Fiscal 1995, restructuring expenses that were $4.4 million less in Fiscal 1996, and an expense in Fiscal 1995 of $5.0 million for the market value adjustment of interest rate swaps.

     Income Tax Expense. Income tax expense for Fiscal 1996 was $0.4 million, compared to a benefit of $2.3 million in Fiscal 1995. The tax provision for Fiscal 1996 was for state and local taxes only, no federal tax benefit was recorded due to a valuation allowance. Fiscal 1995's tax benefit included the carryback of net operating losses for a refund of prior tax paid net of state and local taxes paid, and was also subject to a valuation allowance.

     Discontinued Operations. Loss from discontinued operations for Fiscal 1996 was zero compared to a loss of $12.3 million for Fiscal 1995. Fiscal 1995's expense relates to an additional reserve for disposal of Margo's and reversal of the reserve for discontinued operations set up for Bee-Gee in the 1994 fiscal year, as the Company had decided to retain Bee-Gee as a continuing operation in Fiscal 1996. The Margo's disposal was completed in January 1996 (i.e., Fiscal
1995).

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company's business, like that of most retailers, is highly seasonal, with a high proportion of sales and operating income realized during the latter half of each fiscal year, which includes the holiday season. Working capital requirements fluctuate during the year, increasing somewhat in mid-summer in anticipation of the fall merchandising season and increasing substantially prior to the holiday season when the Company must carry significantly higher inventory levels. Selling, general, and administrative expenses are typically higher as a percentage of net sales during the first half of each fiscal year. Consumer spending in the peak retail season may be affected by many factors outside the Company's control, including competition, consumer demand and confidence, weather that affects consumer traffic, and general economic conditions. A failure to generate substantial holiday season sales could have a material adverse effect on the business, operating results and financial condition of the Company.

     Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. In addition, quarterly results of operations depend upon the timing and amount of revenues and costs associated with the opening, closing, and remodeling of existing stores.

LIQUIDITY AND CAPITAL RESOURCES


     Prior to the filing of the Reorganization Cases on the Petition Date, the Company's primary sources of funds were cash flows from operations and borrowings under various debt agreements, and during the Reorganization Cases were cash flows from operations and the DIP financing agreement. Since the Effective Date, the Company's principal sources of funds have been cash flows from operations and borrowings under its three-year Revolving Credit Facility and its accounts receivable securitization facility (the "Receivables Securitization Facility" and, together with the Revolving Credit Facility, the "Credit Facilities"). The Company's primary ongoing cash requirements are to fund debt service, make capital expenditures, and finance working capital.



     The Revolving Credit Facility, with Citicorp USA, Inc. as the Agent and Citibank N.A. as the Issuer (collectively, "Citicorp"), was amended and restated on July 27, 1998 to provide for revolving credit loans of up to $150.0 million for seasonal working capital purposes (including a $40.0 million letter of credit subfacility). The borrowing base used in determining the aggregate availability for loans and other extensions of credit under the Revolving Credit Facility is equal to (a) up to 95% of cash and (b) eligible finished-goods inventory as follows: January-October, up to 60%; and November-December, up to 65%, less such reserves as the arranger under the Revolving Credit Facility deems appropriate. As of May 2, 1998, the Company's outstanding balance under the Revolving Credit Facility was $33.2 million. In addition, the Revolving Credit Facility provided the Company an overadvance facility in excess of the borrowing base of $40.0 million, which the Company used to finance the Acquisition. The overadvance facility is required to be repaid with the proceeds of the Offering.


     The Receivables Securitization Facility with Citicorp North America, Inc., as agent, is a three-year variable rate loan agreement, in which Chargit's customer accounts receivable are pledged as collateral. The Receivables Securitization Facility is a revolving arrangement whereby Elder-Beerman can borrow up to $125.0 million. The borrowings under the Receivables Securitization Facility are subject to a borrowing base formula based primarily on outstanding customer accounts receivable. Borrowings bear interest at approximately LIBOR plus 50 basis points. As of May 2, 1998, the Company's outstanding balance under the Receivables Securitization Facility was $112.1 million. On December 30, 1997, as a requirement of the Receivables Securitization Facility, the Company entered into an interest rate swap agreement with a notional amount of $115.0 million, expiring on September 28, 2001, to reduce the impact of interest rate changes on future interest expense. This agreement has been matched to the Receivables Securitization Facility to reduce the impact of interest rate changes on cash flows.

     Under the terms of the Receivables Securitization Facility, the Company is typically permitted to borrow 86.9% of the principal amount of eligible pledged receivables. The Company is required to replace receivables that become delinquent or to pay down the loan secured by the pledged receivables to remain in compliance with required loan to value ratios. Thus, the Company bears the risk of delinquencies and defaults of its credit card customers, and general economic conditions, as well as other conditions beyond the Company's control, have an impact on customers' ability to repay credit card debt. As of May 2, 1998, approximately 5.0% or $6.5 million principal amount of the Company's consumer credit card receivables were 90 days past due compared to 5.2% or $7.2 million principal amount as of May 3, 1997. In Fiscal 1997, the Company experienced $8.3 million in charge-offs related to its credit card program as compared to $6.1 million in Fiscal 1996. See Note 4 of Notes to the Company's Consolidated Financial Statements.

     The Credit Facilities contain a number of covenants, including, among others, covenants restricting the Company with respect to the incurrence of additional indebtedness, capital expenditures, the ability to declare, pay or make dividends, distributions or other restricted payments, the creation of liens, the making of certain investments and loans, the consummation of certain transactions such as sales of substantial assets, mergers or consolidations and other transactions. The Company is also required to comply with certain financial tests and maintain certain financial ratios. Management believes that the Company will be able to comply with the covenants contained in the Credit Facilities and does not believe that compliance with these covenants will interfere with its business or the implementation of its growth strategy. The Credit Facilities require the consent of the Company's lenders for the Acquisition and the Offering, both of which consents have been obtained.

     The Company's capital expenditures for Fiscal 1997 were $21.0 million, of which $4.7 million related to data processing and the remaining $16.3 million related to store maintenance, remodeling, and expansions. The Company expects to make capital expenditures in Fiscal 1998 of $18.1 million. In addition, the Company expects to make approximately $12.4 million in additional capital expenditures related to remodeling and maintenance of certain Stone & Thomas stores over a three-year period.

     The Company had working capital of $183.4 million, $182.8 million, and $214.1 million at the end of Fiscal 1995, Fiscal 1996, and Fiscal 1997, respectively, and $229.6 million at May 2, 1998. The increase in working capital in Fiscal 1997 was principally attributable to an increase in inventories, partially offset by increased payable levels consistent with higher inventory and a decrease in liabilities of discontinued operations. The Company's business follows a seasonal pattern and working capital fluctuates with seasonal variations. Historically, the Company's working capital is at its lowest levels from February through July and then increases rapidly through November when it reaches its highest level.

     Net cash provided by operating activities amounted to $57.1 million in Fiscal 1995. Net cash used in operating activities amounted to $10.3 million and $53.4 million in Fiscal 1996 and Fiscal 1997, respectively. Net operating outflows in Fiscal 1997 primarily resulted from an increase in working capital over prior year levels and payments to general unsecured creditors. Net cash used in operating activities was $8.6 million in First Quarter

1998, compared to $6.8 million in First Quarter 1997, primarily as a result of increased inventory levels offset, in part, by decreased accounts receivable.

     Net cash used in investing activities amounted to $123.4 million, $3.0 million, and $21.0 million in Fiscal 1995, Fiscal 1996, and Fiscal 1997, respectively. The net cash outflow in Fiscal 1997 reflects capital expenditures, which included $4.7 million related to data processing and the remaining $16.3 million related to store maintenance, remodeling, and expansions. Net cash outflow in Fiscal 1995 primarily resulted from the acquisition of securitized receivables in the amount of $115.0 million and capital expenditures resulting from adding new stores in Green Bay, Wisconsin and Muskegon, Michigan. Net cash used in investing activities was $2.5 million in First Quarter 1998 as compared to $2.2 million in First Quarter 1997, primarily as a result of increased capital expenditures.

     Net cash provided by financing activities amounted to $74.4 million, $5.7, million and $73.8 million in Fiscal 1995, Fiscal 1996, and Fiscal 1997, respectively. The net cash inflow in Fiscal 1997 was primarily attributable to proceeds from borrowings under the asset securitization agreement partially offset by payments made to pay off the DIP facility. Net cash inflow in Fiscal 1996 consisted of borrowings against the DIP facility partially offset by payments on long-term obligations and debt acquisition costs. Net cash inflow in Fiscal 1995 consisted primarily of borrowings under the DIP facility in addition to borrowings from revolving lines of credit partially offset by debt acquisition costs. Financing activities provided net cash of $11.0 million in First Quarter 1998 and First Quarter 1997. During First Quarter 1998, borrowings under the Company's Revolving Credit Facility of $22.3 million were partially offset by $10.9 million of repayments under the Receivables Securities Facility and $0.3 million of repayments of other long-term obligations.


     On July 27, 1998, the Company consummated the Acquisition. The purchase price for the Acquisition was approximately $21.0 million, plus the assumption of Stone & Thomas indebtedness. The Company financed the Acquisition through borrowings under its Revolving Credit Facility. The Company also anticipates that a one-time charge will be recognized in connection with the Acquisition. Although the Company has not definitively determined the amount of such charge, the Company anticipates that it will not be less than $8.0 million.



     During recent periods, Stone & Thomas has recognized significant losses. In order to profitably operate the Stone & Thomas stores subsequent to the Acquisition, the Company intends to take a number of actions designed to reduce operating costs. These include the closure of two stores (which had combined retail sales in fiscal year 1997 of approximately $2.0 million), one distribution center, and Stone & Thomas' corporate offices in Charleston and Wheeling, West Virginia. In addition, the Company has entered into definitive agreements with Belk, Inc. for the disposition of three Stone & Thomas stores in Charlottesville, Virginia and in Bluefield and Beckley, West Virginia and Peebles Inc. for the disposition of five Stone & Thomas stores in Staunton, Virginia and in New Martinsville, Lewisburg, Summersville and Elkins, West Virginia. These eight stores, which are located primarily in Stone & Thomas' smaller markets, had aggregate retail sales in fiscal year 1997 of approximately $32.0 million. The Company anticipates that these sales, which are subject to standard terms and conditions, will be completed by the end of September 1998.



     The Company believes that the net proceeds from the Offering and anticipated cash generated from operations and anticipated future permitted borrowings under existing or proposed credit facilities will be sufficient to meet the Company's working capital, capital expenditures, and debt service requirements for the foreseeable future. The Company may, in the future, require additional credit facilities, mortgage or lease financings or issuances of other corporate debt or equity securities in connection with acquisitions or otherwise. Any debt incurred or issued by the Company may be secured or unsecured, fixed or variable rate interest and may be subject to such terms as management deems prudent. There can be no assurance that sufficient funds will be available from operations or under existing, proposed, or future revolving credit or other borrowing arrangements to meet the Company's cash needs, including, without limitation, its debt service obligations. As noted above, the Company's Revolving Credit Facility includes customary conditions to funding, eligibility requirements for collateral, and certain financial and other affirmative and negative covenants. In addition, the Company's future operating performance and ability to meet its financial obligations will be subject to future economic conditions and to financial, business, and other factors, many of which will be beyond the Company's control.

YEAR 2000 COMPLIANCE

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming century change in the year 2000. Moreover, these programs often are highly dependent upon historical or dynamic financial and other data that, based on the programs' inability to distinguish between the year 2000 and other century-end years, could be misreported or misinterpreted and cause significant resulting errors. In fact, if not corrected, many computer applications could fail when processing year 2000 data.

     Elder-Beerman's operations are highly dependent on computerized recordkeeping, financial reporting, and other systems, including inventory management, point-of-sale, and internal accounting systems. The Company has assessed its systems and equipment with respect to Year 2000 and has developed a project plan. Many of the Year 2000 issues have been addressed. The remaining Year 2000 issues will be addressed either with scheduled systems upgrades or through the Company's internal systems development staff. The incremental costs will be charged to expense as incurred and are not expected to have a material impact on the financial position or the results of operations of the Company. The Company does not know the Year 2000 status of its vendors or of other third parties with which it does business. The Company could be adversely impacted if Year 2000 modifications are not properly completed by the Company or its vendors, banks or any other entity with which the Company conducts business.

INFLATION

     Elder-Beerman does not believe inflation had a material effect on the financial statements for the periods presented. However, there can be no assurance that the Company's business will not be affected by inflationary adjustments in the future.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income," issued in June 1997 and effective for fiscal years beginning after December 15, 1997, establishes standards for reporting and display of the total net income and the components of all other nonowner changes in equity, or comprehensive income (loss) in the statement of operations, in a separate statement of comprehensive income (loss) or within the statement of changes of shareholders' equity. The Company has had no significant items of other comprehensive income.

     Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," issued in June 1997 and effective for fiscal years beginning after December 15, 1997, will change the way companies report selected segment information in annual financial statements and also requires those companies to report selected segment information in interim financial statements. The Company has evaluated the impact of the application of the new rules on the Company's consolidated financial statements and does not expect the new rules to change its current financial reporting.

                                    BUSINESS

GENERAL

     The Company operates the tenth largest chain of independent department stores in the United States, based on Fiscal 1997 sales volume. Founded in Dayton, Ohio in 1883, Elder-Beerman currently operates 48 department stores in small to mid-sized markets in seven midwestern states. The Company's strategy is to provide its customers with a broad selection of the same high quality, brand-name merchandise available to consumers in larger markets. In keeping with this strategy, Elder-Beerman department stores feature a wide variety of moderate to better branded merchandise, including women's ready-to-wear, men's and children's apparel, accessories, shoes and cosmetics, home furnishings, and other consumer goods. Elder-Beerman's branded merchandise includes apparel and accessories from Liz Claiborne, Tommy Hilfiger, Ralph Lauren, Calvin Klein, and Nautica, cosmetics from Estee Lauder, Clinique, and Lancome, footwear from Nike and Nine West, and home furnishings from Fieldcrest, Croscill, Lenox, and Calphalon. Branded merchandise accounted for more than 90% of the Company's merchandise during Fiscal 1997. The Company also offers qualified customers the convenience of a private label credit card program. In addition to its department stores, Elder-Beerman operates 61 specialty shoe stores under the El-Bee and Shoebilee! names, and two furniture stores. The specialty shoe stores accounted for $31.4 million, or 5.4%, of the Company's Fiscal 1997 sales volume.

     In October 1995, the adverse effects of a high-volume merchandising strategy implemented in the early 1990s prompted the Company and its subsidiaries to file voluntary petitions for relief under chapter 11 of the Bankruptcy Code. The Company emerged from bankruptcy on December 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General." Elder-Beerman believes that a number of actions taken while in chapter 11 to reorganize the Company and streamline its operations, together with its existing competitive strengths, provide a platform for future growth. During its reorganization, the Company made a number of important changes to its management team. The 15 current members of senior management have an average of 22 years of retailing experience. In addition, during this period, Elder-Beerman reduced the number of its vendors by approximately 40% and refined its merchandising practices to provide additional authority to buyers and store managers. The Company also rationalized its real estate portfolio by closing several unprofitable or underperforming department, furniture and shoe stores and liquidating its women's specialty store chain. These enhancements to Elder-Beerman's operations have enabled it to better capitalize on its competitive strengths, including its focus on branded merchandise, solid portfolio of store locations, flexible store formats, and tailored product assortments. The Company's actions contributed to a 3.7% increase in comparable department store sales during Fiscal 1997 and a 10.6% increase during the first quarter of Fiscal 1998.

     The Company's department stores range in size from 39,000 square feet to 217,000 square feet. Its current store portfolio includes 37 mall stores, six stores located in strip shopping centers and five free-standing stores. The Company emphasizes an attractive in-store presentation and broad selection of brand name merchandise in convenient, well-maintained locations. The Company's regional focus permits merchandising decisions to be made with input from local store managers, which enables the Company to tailor product assortments to meet consumer demands in particular markets. A portion of the Company's merchandise in each store consists of tailored product assortments. To maintain an appropriate flow of fresh merchandise, the Company has implemented procedures designed to promote timely merchandise receipts and markdowns at each of its department stores. Elder-Beerman also emphasizes a high degree of customer service, and operates training programs designed to make its store managers and sales associates more responsive to customer needs. The Company's emphasis on providing branded merchandise, tailored product assortments and customer service in underserved retail markets has contributed to its strong market position in its existing markets.

COMPETITIVE STRENGTHS

     The Company believes that its solid portfolio of profitable store locations, its experienced management team, and its other competitive strengths provide a platform for profitable expansion. These competitive strengths include a focus on branded merchandise, flexible department store formats, tailored product assortments, strong vendor relationships, a proprietary credit card program, targeted marketing programs, and an emphasis on customer service.

  FOCUS ON BRANDED MERCHANDISE

     The Company offers a broad selection of moderate to better branded merchandise, including women's ready-to-wear, men's and children's apparel, accessories, shoes and cosmetics, home furnishings, and other consumer goods. The Company's merchandise mix consists of approximately 92% branded goods and 8% private label. Elder-Beerman's branded merchandise includes apparel and accessories from Liz Claiborne, Tommy Hilfiger, Ralph Lauren, Calvin Klein, and Nautica, cosmetics from Estee Lauder, Clinique, and Lancome, footwear from Nike and Nine West, and home furnishings from Fieldcrest, Croscill, Lenox, and Calphalon. Smaller midwestern cities, such as those in which Elder-Beerman operates retail stores, tend to be underserved with branded merchandise, leaving the Company as a principal retailer of branded merchandise in these smaller markets. Elder-Beerman's emphasis on branded products allows it to position its merchandise as complementary to that offered by mass merchants (such as Sears, Roebuck & Co. and J.C. Penney Company, Inc.) and discount stores (such as Kohl's Corporation and Kmart Corporation) in these smaller markets.

  FLEXIBLE DEPARTMENT STORE FORMATS

     The Company's department stores range in size from 39,000 square feet to 217,000 square feet, and its current store portfolio includes 37 mall stores, six stores located in strip shopping centers and five free-standing stores. The Company's prototype store, which generally has the most favorable unit economics, averages 75,000 square feet in size. Elder-Beerman believes that the flexibility of its store formats is an important competitive advantage in seeking potential new store locations. In targeting locations for new store development, the Company seeks both new locations in existing markets where it believes it can enhance its current market share, as well as new small to mid-sized markets where its emphasis on branded products will permit it to achieve a leading market share position. The Company's ability to operate profitably in three different store formats helps to reduce constraints on growth resulting from relatively low levels of new mall construction or mall anchor availability.

  TAILORED PRODUCT ASSORTMENTS

     The Company strives to maintain a consistent in-store presentation. The vast majority of the merchandise in each store consists of core assortments and the balance of the merchandise is tailored to characteristics of the particular local market. Merchandising decisions are made with input from local store managers, which enables the Company to tailor product assortments to meet consumer demands in particular markets. The Company does not make buying decisions using a committee or team format, which allows buyers and divisional merchandise managers to identify new designs and manufacturers and respond quickly to new fashion trends.

  STRONG VENDOR RELATIONSHIPS

     The Company's merchandise managers have significant industry experience and strong relationships with key vendors. During the past two years, the Company has reduced its vendor base by approximately 40% and has increased its volume of business with its remaining key vendors, especially the nationally recognized branded suppliers. The proliferation of media combined with the significant national marketing efforts of these vendors has created significant demand for branded merchandise in smaller markets. However, the financial and other limitations of many local retailers has left large national brands with limited access to those markets. Furthermore, these vendors desire to preserve their brand image and generally do not sell to national discounters. As a result, the Company is able to carry branded merchandise frequently not carried by local competitors.

  PROPRIETARY CREDIT CARD PROGRAM

     Elder-Beerman aggressively promotes its proprietary credit card and, as a result, proprietary credit sales constitute a significant (approximately 44% of net sales in Fiscal 1997) portion of the Company's sales. The Company considers its credit card program to be a critical component of its business strategy because it: (a) enhances customer loyalty; (b) allows the Company to identify and regularly contact its best customers; and (c) creates a comprehensive data warehouse for targeted marketing.

  TARGETED MARKETING PROGRAMS

     The Company has realigned its advertising strategy from an emphasis on general mass media (i.e., television, radio, and print) to one which increasingly focuses on direct marketing. The information generated through proprietary and third party credit data assists the Company in creating direct mail and telemarketing advertising and sales promotion programs that are designed to appeal to the specific needs of its customers. This targeted marketing approach has improved the effectiveness of advertising efforts, as evidenced by an increase in comparable store sales for Fiscal 1997 without a corresponding increase in advertising expenditures.

  EMPHASIS ON CUSTOMER SERVICE

     Elder-Beerman has a strong tradition of providing quality customer service. The Company is working to enhance customer service by: (a) making increased use of technology and improved controls to eliminate nonselling activities from stores; (b) using training and recruiting practices to further instill a culture of customer helpfulness and responsiveness; (c) developing tools and training programs to enhance associates' selling skills and awareness; and (d) implementing selling productivity measurement and compensation systems directed at encouraging selling activities and results.

BEE-GEE SHOE STORES

     Bee-Gee operates two distinct discount footwear formats that are differentiated by varying degrees of fashion, value, and convenience. The 48 El-Bee Shoe stores average approximately 3,000 square feet and offer primarily close-out and special purchase budget footwear styles for women, men, and children in a self-service, open-box rack format. The 13 Shoebilee! family footwear stores average approximately 5,000 square feet and offer national brands in an updated shopping environment where moderate assortments are merchandised by lifestyle and classification rather than by size and gender. Merchandise is value-priced and presented in a self-select caseline format. The Company is in the process of converting several El-Bee Shoe stores to the newer Shoebilee! format. Many Bee-Gee stores are positioned near existing Elder-Beerman stores to leverage credit marketing and cross-shopping opportunities.

MERCHANDISING AND MARKETING

     The Company emphasizes "signature" areas critical to its image in its niche market as a primary destination for fashion apparel and gifts. These "signature" areas include men's and women's collections, and cosmetics. In addition, through continued efforts to develop a partnership with its most significant vendors, the Company (a) has automated replenishment of basic stock to increase sales and reduce basic inventories and (b) is using technology and focused merchandising and distribution to reduce material handling costs and increase speed in moving stock from the vendor to the selling floor.

     The following table sets forth the Company's department store percentages of net sales by major merchandise category for each of the periods presented.

                                                                                  13 WEEKS ENDED
                 MERCHANDISE                   FISCAL    FISCAL    FISCAL   ---------------------------
                  CATEGORY                      1995      1996      1997    MAY 3, 1997    MAY 2, 1998
                 -----------                   ------    ------    ------   ------------   ------------
Women's Ready-to-Wear........................   32.1%     33.2%     34.0%       36.5%          36.2%
Accessories, Shoes and Cosmetics.............   21.4      21.6      21.7        22.5           22.0
Men's and Children's.........................   24.9      25.1      24.3        21.7           22.3
Home Store...................................   21.6      20.1      20.0        19.3           19.5
                                               -----     -----     -----       -----          -----
          Total Retail.......................  100.0%    100.0%    100.0%      100.0%         100.0%
                                               =====     =====     =====       =====          =====

     The Company's marketing and advertising functions are centralized at its corporate headquarters and, for the department stores, are focused on communicating a timely and broad offering of moderate to better branded merchandise, a strong quality/value relationship, and outstanding customer service. See "-- Competitive Strengths -- Targeted Marketing Programs." Marketing activities for the Bee-Gee subsidiary are limited primarily to newspaper, radio, coupons, and in-store displays emphasizing price, seasonal assortments, and special promotions.

PURCHASING


     During Fiscal 1997, the Company purchased merchandise from approximately 1,000 domestic and foreign manufacturers and suppliers. During that period, the top 25 vendors by dollar volume accounted for approximately 32% of net purchases. In Fiscal 1997, the Company also purchased approximately 8% of its merchandise, primarily private label merchandise, through Frederick Atkins, Inc. ("Frederick Atkins"), a national association of major retailers that provides its members with group purchasing opportunities. The Company employs three general merchandise managers, 13 divisional merchandise managers, and 62 buyers. Management believes it has good relationships with its suppliers. The Company believes that alternative sources of supply are available for each category of merchandise it purchases.


REMODELING PROGRAM

     Elder-Beerman's ongoing remodeling program is designed to enhance store appearances and increase comparable store sales. Remodelings are designed to match departmental size and location with volume opportunities, to recapture non-selling space where appropriate, and to reconfigure aisle patterns, adjacencies and lighting to enhance selling potential. Remodels often are complemented with improvements in departmental signage, visual displays, high-capacity fixtures, and other techniques to maximize merchandise exposure to customer traffic and strengthen visual impact. Elder-Beerman has redesigned the layout of its prototype store to improve merchandise adjacencies and enhance the prominence and in-store presentation of departments offering higher-margin merchandise.

PRIVATE LABEL CREDIT CARD PROGRAM

     Elder-Beerman operates a private label credit card program through its wholly-owned subsidiary, Chargit. During Fiscal 1997, the Company issued approximately 132,300 Elder-Beerman credit cards for newly opened accounts and had approximately 450,000 Elder-Beerman active credit card accounts during Fiscal 1997. See Note 4 of Notes to the Company's Consolidated Financial Statements. The Company has made a significant investment in its credit card program since it believes that Elder-Beerman credit card holders generally constitute the Company's most loyal and active customers. Elder-Beerman credit card holders shop more frequently with the Company and generally purchase more merchandise than customers who pay with cash or third-party credit cards. During Fiscal 1997, approximately 44% of Elder-Beerman's total sales were private label credit card sales whereas cash sales and third-party credit cards accounted for 33% and 23% of sales, respectively. Frequent use of the Elder-Beerman credit card by customers is an important element in the Company's business strategy. The Company also seeks to increase penetration of its private label credit card program through a combination of efforts intended to increase the use of cards by existing Elder-Beerman credit card customers, either through incremental sales or shifting sales from other credit cards and other retailers, and attracting new cardholders.

     All phases of the credit card operation are handled by Chargit except the processing of customer mail payments, which is performed pursuant to a retail lockbox agreement with a bank. Decisions whether to issue a credit card to an applicant are made on the basis of a credit scoring system.

WAREHOUSING/DISTRIBUTION

     The Company owns a 20% limited partnership interest in Fairborn Commerce Center II, a partnership that owns Elder-Beerman's 300,000 square foot distribution center in Fairborn, Ohio. The Company also has access to a currently unutilized 100,000 square foot distribution center in Moraine, Ohio. The Company believes that the Moraine facility and excess capacity at the Fairborn facility provide sufficient excess capacity to support its growth strategy. Merchandise is generally shipped from vendors, through three consolidation points, to this distribution center. Deliveries are made from the distribution center to each store two to seven times per week depending on the store size and the time of year. Merchandise is usually shipped ready for immediate placement on the selling floor.

INFORMATION SYSTEMS

     The Company's merchandising activities are controlled by a series of on-line systems, including a point-of-sale and sales reporting system, a purchase order management system, a receiving system, and a merchandise planning system. These integrated systems track merchandise from the order stage through the selling stage and provide valuable "actual vs. plan" sales information for management.

     Elder-Beerman is presently further enhancing its management information systems, through capital investment and training programs, to: (a) improve the data integrity of financial and merchandise systems; (b) reduce administrative costs through automation and elimination of paperwork and redundant controls;
(c) utilize Electronic Data Interchange and other industry standards to increase "floor ready" merchandise receipts; (d) eliminate paperwork through automatic invoice processing; and (e) improve merchandise analysis and decision making.

COMPETITION

     The retail industry, in general, and the department store and shoe store businesses, in particular, are intensely competitive. Generally, the Elder-Beerman department stores and Bee-Gee shoe stores are in competition not only with other department stores and family shoe stores, respectively, in the geographic areas in which they operate, but also with numerous other types of retail outlets, including specialty stores, general merchandise stores, off-price and discount stores, manufacturer outlets, and catalog retailers. Some of the retailers with which Elder-Beerman competes have substantially greater financial resources than the Company and may have other competitive advantages over the Company. The Elder-Beerman department stores and Bee-Gee Shoe Stores compete on the basis of quality, depth and breadth of merchandise, prices for comparable quality merchandise, customer service, store location and environment.

PROPERTIES

     Elder-Beerman currently operates 48 department stores and two furniture stores, principally in smaller midwestern markets in Ohio, Indiana, Illinois, Michigan, Wisconsin, Kentucky, and West Virginia, and Bee-Gee operates 61 stores (48 El-Bee Shoe outlets and 13 Shoebilee! stores), principally in smaller midwestern markets in Ohio, Indiana, Illinois, Michigan, Pennsylvania, Virginia and West Virginia. Substantially all of the Company's stores are leased properties. The Company owns, subject to a mortgage, the 302,570 square foot office/warehouse facility located in Dayton, Ohio, which serves as its principal executive offices. The Company also has a 20% limited partnership interest in a partnership that owns a 300,000 square foot distribution center located in Fairborn, Ohio.

     The following table sets forth by state the number of Elder-Beerman department store locations and Bee-Gee shoe store locations, operating as of May 2, 1998, the end of Elder-Beerman's and Bee-Gee's most recently completed fiscal year:

                       DEPARTMENT     SHOE
        STATE            STORES      STORES
---------------------  ----------    ------
Ohio.................      29(a)       40
Indiana..............       9           9
Michigan.............       6           2
Illinois.............       2           5
Wisconsin............       2          --
Kentucky.............       1          --
West Virginia........       1           1
Pennsylvania.........      --(b)        3
Virginia.............      --           1
                           --          --
                           50(a)       61(c)

---------------

(a) Includes two furniture stores.
(b) One department store is planned to open in Pennsylvania this summer.
(c) Includes 48 El-Bee shoe stores and 13 Shoebilee! shoe stores.

     Substantially all of the Company's stores are leased properties. The typical department store lease has an initial term of between 15 and 20 years, with two to six renewal periods of five years each, exercisable at the Company's option. Substantially all of the Company's leases provide for a minimum annual rent that is fixed or adjusts to set levels during the lease term, including renewals. Most of the leases provide for additional rent based on a percentage of sales to be paid when designated sales levels are achieved.

     Eleven department store leases are scheduled to expire over the next five years. All of these leases contain renewal options. The Company has determined not to exercise a renewal option associated with one department store lease scheduled to expire in April 1999. The Company is currently evaluating various alternatives with respect to this store, including the renegotiation of its lease on more favorable terms or closing the store.

ASSOCIATES

     On May 2, 1998, the Company had approximately 7,500 regular and part-time associates, approximately 7,100 of which are employed by Elder-Beerman's department stores. Because of the seasonal nature of the retail business, the number of employees rises to a peak in the holiday season. None of the Company's associates are represented by a labor union. The Company's management considers its relationships with its associates to be satisfactory.

LEGAL PROCEEDINGS

     The Company is involved in several legal proceedings arising from its normal business activities and reserves have been established where appropriate. Management believes that none of these legal proceedings will have a material adverse effect on the business, operating results or financial condition of the Company.

     In addition, as a result of the Reorganization Cases, Elder-Beerman remains subject to the jurisdiction of the Bankruptcy Court for matters relating to the consummation of the Plan.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding those persons currently serving as the executive officers and directors of Elder-Beerman. Certain biographical information regarding each of the Company's current directors and executive officers is described below the table.


                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Frederick J. Mershad......................  55    Chairman of the Board and Chief Executive
                                                  Officer
John A. Muskovich.........................  51    President, Chief Operating Officer, Chief
                                                  Financial Officer, and Director
James M. Zamberlan........................  51    Executive Vice President, Stores
Steven D. Lipton..........................  47    Senior Vice President, Controller
Perry J. Schiller.........................  40    Senior Vice President and Treasurer
Scott J. Davido...........................  37    Senior Vice President, General Counsel,
                                                  and Secretary
Stewart M. Kasen..........................  59    Director
Steven C. Mason...........................  62    Director
Thomas J. Noonan, Jr......................  58    Director
Bernard Olsoff............................  69    Director
Laura H. Pomerantz........................  51    Director
Jack A. Staph.............................  52    Director
John J. Wiesner...........................  60    Director


     Frederick J. Mershad has served as Chairman of the Board of Elder-Beerman since December 1997, as Chief Executive Officer of Elder-Beerman since January 1997, and as President of Elder-Beerman from January 1997 to December 1997. Prior to this time, Mr. Mershad served as President and Chief Executive Officer of the Proffitt's division of Proffitt's, Inc. ("Proffitt's"), a regional department store retailer, from February 1995 to December 1996; Executive Vice President, Merchandising Stores for Proffitt's from May 1994 to January 1995; Senior Vice President, General Merchandise Manager, Home Store for Rich's Department Stores, Inc. from August 1993 to May 1994; and Executive Vice President, Merchandising and Marketing of the McRae's Department Stores division of Proffitt's from June 1990 to August 1993.

     John A. Muskovich has served as President, Chief Operating Officer, Chief Financial Officer, and a Director of Elder-Beerman since December 1997 and served as Executive Vice President of Administration of Elder-Beerman from February 1996 to December 1997. Prior to this time, Mr. Muskovich served as Director of Business Process for Kmart Corp., a discount retailer, from September 1995 to February 1996; President of the Federated Claims Services Group with Federated from February 1992 to August 1995; Vice President of Benefits of Federated from 1994 to 1995; and Vice President, Corporate Controller of Federated from 1988 to 1992.

     James M. Zamberlan has served as Executive Vice President, Stores of Elder-Beerman since July 1997. Prior to this time, Mr. Zamberlan served as Executive Vice President of Stores for Bradlee's, Inc., a regional retailer, from September 1995 to January 1997 and also served as Senior Vice President of Stores for the Lazarus Division of Federated from November 1989 to August 1995.

     Steven D. Lipton has served as Senior Vice President, Controller of Elder-Beerman since March 1996. Prior to this time, Mr. Lipton served as Operating Vice President of Payroll for Federated Financial & Credit Services, a wholly-owned subsidiary of Federated, from September 1994 to January 1996 and served as Vice President and Controller of the Lazarus Division of Federated from February 1990 to August 1994.

     Perry J. Schiller has served as Senior Vice President and Treasurer of Elder-Beerman since November 1995. Prior to this time, Mr. Schiller served as the Director of Internal Audit for Elder-Beerman from October 1993 to November 1995 and served as a Senior Manager of Financial Audit for Deloitte & Touche LLP, an accounting firm, from May 1988 to October 1993.

     Scott J. Davido has served as Senior Vice President, General Counsel, and Secretary of Elder-Beerman since January 1998. Prior to this time, Mr. Davido was a partner with Jones, Day, Reavis & Pogue, a law firm, since December 1996, and was employed as an associate with the firm since September 1987.

     Stewart M. Kasen has served as a Director of Elder-Beerman since December 1997. Currently, Mr. Kasen serves as Chairman of the Board of Directors, President and Chief Executive Officer of Factory Card Outlet Corp., a retail party goods company, and has served in this capacity since May 1998. Mr. Kasen has served as Chairman of the Board of Directors for Factory Card Outlet Corp. since April 1997. Prior to this time, Mr. Kasen served as Chairman of the Board, President, and Chief Executive Officer of Best Products Co., Inc. ("Best Products"), a Richmond, Virginia, retail catalogue showroom company, from June 1994 through April 1996, President and Chief Executive Officer from June 1991 to June 1994, and President and Chief Operating Officer from 1989 to June 1991. Best Products filed for protection under chapter 11 of the Bankruptcy Code in January 1991. Best Products' plan of reorganization was confirmed in June 1994, and it filed a petition for bankruptcy under chapter 11 of the Bankruptcy Code again on September 24, 1996. Mr. Kasen also currently serves as a Director of Markel Corp., O'Sullivan Industries Holdings, Inc., Bibb Co., and K2 Inc.

     Steven C. Mason has served as a Director of Elder-Beerman since December 1997. Mr. Mason retired from Mead Corp., a forest products company, in November 1997. Prior to retirement, Mr. Mason served as Chairman of the Board and Chief Executive Officer of Mead Corp., from April 1992 to November 1997. Mr. Mason is also currently a Director of PPG Industries, Inc. and Cincinnati Bell.

     Thomas J. Noonan, Jr. has served as a Director of Elder-Beerman since December 1997. Mr. Noonan serves as Managing Director of The Coppergate Group, a financial investment and management company, and has served in this capacity since April 1993. Mr. Noonan also serves as Executive Vice President of Herman's Sporting Goods, Inc., a sporting goods retailer that filed for protection under chapter 11 of the Bankruptcy Code and is currently being liquidated, and has served in this capacity since August 1994. Prior to this time, Mr. Noonan served as Managing Director and Chief Executive Officer of TFGII, a financial investment and management company, from January 1993 to October 1994, and as Executive Vice President of Intrenet Inc., a trucking holding company, from September 1990 to March 1993. Mr. Noonan is also currently a Director of Intrenet Inc. and Richman Gordman 1/2 Price Stores Inc.

     Bernard Olsoff has served as a Director of Elder-Beerman since December 1997. Mr. Olsoff retired from Frederick Atkins in 1997. Prior to this time, Mr. Olsoff served as President, Chief Executive Officer, and Chief Operating Officer of Frederick Atkins, a national retailers association, from 1995 to April 1997, and President and Chief Operating Officer from 1983 to 1995. Mr. Olsoff is also currently a Director of The Leslie Fay Companies, Inc. ("Leslie Fay").

     Laura H. Pomerantz has served as a Director of Elder-Beerman since January 1998. Mrs. Pomerantz currently serves as President of LHP Consulting & Management, a real estate consulting firm, and has served in this capacity since 1995. Through LHP Consulting & Management, Mrs. Pomerantz is also associated with Newmark Real Estate Co., Inc., a commercial real estate company, as Senior Managing Director and has served in this capacity since August 1996. Prior thereto, Mrs. Pomerantz served as Senior Managing Director of S.L. Green Real Estate Company, a commercial real estate company, from August 1995 to July 1996, and was affiliated with Koeppel Tenor Real Estate Services, Inc., a commercial real estate company, from March 1995 through July 1995. Prior to this time, Mrs. Pomerantz served as Executive Vice President and a Director of Leslie Fay, an apparel design and manufacturing company, from January 1993 to November 1994, and as Senior Vice President and Vice President of Leslie Fay from 1986 through 1992.

     Jack A. Staph has served as a Director of Elder-Beerman since December 1997. Currently, Mr. Staph is a consultant and a private investor. Mr. Staph has also served in an unrestricted advisory capacity to CVS Corp., a retail pharmacy company, since June 1997. Prior to this time, Mr. Staph served as Senior Vice President, Secretary, and General Counsel of Revco D.S., Inc., a retail pharmacy company, from October 1972 to August 1997.

     John J. Wiesner has served as a Director of Elder-Beerman since December 1997. Mr. Wiesner retired from C.R. Anthony, a regional apparel retailer, in June 1997. Prior to retirement, Mr. Wiesner served as Chairman of the Board of Directors, President, and Chief Executive Officer of C.R. Anthony, a regional apparel retailer, from April 1987 to June 1997. Mr. Wiesner is also currently a Director of Stage Stores, Inc. and Lamonts Apparel, Inc.

     The Board of Directors is presently composed of nine directors. The directors are divided into three classes. Mr. Noonan, Mr. Olsoff, and Ms. Pomerantz comprise Class I, which class will stand for election at the annual meeting of shareholders to be held in 1999. Mr. Kasen, Mr. Muskovich, and Mr. Wiesner comprise Class II, which class will stand for election at the annual meeting of shareholders to be held in 2000. Mr. Mason, Mr. Mershad, and Mr. Staph comprise Class III, which class will stand for election at the annual meeting of shareholders to be held in 2001. Executive officers of Elder-Beerman are appointed and serve at the discretion of the Board of Directors.

CERTAIN TRANSACTIONS

     Bernard Olsoff, a director of Elder-Beerman since December 1997, served from 1983 to 1995 as President and Chief Operating Officer, and from 1995 to 1997 as President and Chief Executive Officer of Frederick Atkins. In Fiscal 1997, Fiscal 1996, and Fiscal 1995, the Company purchased approximately 8% (for approximately $28.0 million), 9.0% (for approximately $30.0 million), and 14.0% (for approximately $50.0 million), respectively, of its merchandise through Frederick Atkins. During the Reorganization Cases, Frederick Atkins was also a creditor of the Company holding approximately $3.2 million in claims, which claims were paid upon the Company's emergence from bankruptcy.

COMPENSATION OF EXECUTIVE OFFICERS

     The compensation discussion that follows has been prepared based on the actual plan and non-plan compensation awarded to, earned by, or paid to the Company's named executive officers during the periods presented. The Company's compensation arrangements with its directors and employment contracts and several arrangements with its named executive officers are also described below.

                           SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation paid or payable by Elder-Beerman during Fiscal 1995, Fiscal 1996, and Fiscal 1997, to those individuals serving as the registrant's chief executive officer at any time during Fiscal 1997 and certain other highly compensated executive officers of the Company (the "Named Executive Officers").


                                                ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
                                       --------------------------------------   ---------------------------------
                                                                                        AWARDS            PAYOUTS
                                                                                -----------------------   -------
                                                                                             SECURITIES
                                                                    OTHER       RESTRICTED   UNDERLYING
                                                                    ANNUAL        STOCK       OPTIONS/     LTIP      ALL OTHER
      NAME AND PRINCIPAL                                         COMPENSATION    AWARD(S)       SARS      PAYOUTS   COMPENSATION
           POSITION             YEAR   SALARY ($)    BONUS ($)       ($)           ($)          (#)         ($)         ($)
------------------------------  ----   ----------    ---------   ------------   ----------   ----------   -------   ------------
Frederick J. Mershad            1997    503,344       500,000(1)    51,251(2)     47,087      194,000       --          --
Chairman of the Board and       1996     19,231       633,632(3)        --            --           --       --          --
Chief Executive Officer         1995         --            --           --            --           --       --          --
John A. Muskovich               1997    267,335       598,750(4)        --        34,802(5)   126,000       --          --
President, Chief Operating      1996    183,974        67,908           --            --           --       --          --
  Officer
and Chief Financial Officer     1995         --            --           --            --           --       --          --
James M. Zamberlan              1997    139,944        41,313           --         1,404(6)    61,000       --          --
Executive Vice President,       1996         --            --           --            --           --       --          --
Stores                          1995         --            --           --            --           --       --          --
Steven D. Lipton                1997    132,897        19,763           --         1,701(7)    21,000       --          --
Senior Vice President,          1996    103,143        45,820           --            --           --       --          --
Controller                      1995         --            --           --            --           --       --          --
Perry J. Schiller               1997    118,489        27,600           --           594(8)    15,000       --          --
Senior Vice President           1996    113,846        34,500           --            --           --       --          --
and Treasurer                   1995     93,365         5,750           --            --           --       --          --
Max Gutmann (9)                 1997    687,071(10)   800,000(11)        --           --           --       --          --
Chairman of the Board           1996    368,846       160,000           --            --           --       --          --
                                1995    107,308            --           --            --           --       --          --
Herbert O. Glaser (12)          1997    517,159(13)   670,000(14)        --           --           --       --          --
Vice Chairman                   1996    309,030       134,000           --            --           --       --          --
                                1995    135,000            --           --            --           --       --          --


---------------

 (1) Amount includes a $250,000 reorganization bonus granted to Mr. Mershad by the Board of Directors on March 11, 1998, paid in the same manner as the reorganization bonus previously paid to Messrs. Muskovich, Gutmann, and Glaser.

 (2) Moving expense reimbursement.

 (3) In accordance with his employment contract, Mr. Mershad received a signing bonus of $633,632 as reimbursement for forfeiting his performance bonus, restricted stock grants, and stock options that he would have received from his prior employer.

 (4) Amount includes a $550,000 reorganization bonus awarded to Mr. Muskovich pursuant to the Plan, paid 32.9% in cash and 67.1% in stock (at $14.52 per share).

 (5) Includes 3,357 deferred shares and 839 restricted shares awarded to Mr. Muskovich as the deferred portion of his 1997 bonus pursuant to the Equity and Performance Incentive Plan.

 (6) Includes 1,123 deferred shares and 281 restricted shares awarded to Mr. Zamberlan as the deferred portion of his 1997 bonus pursuant to the Equity and Performance Incentive Plan.

 (7) Includes 1,361 deferred shares and 340 restricted shares awarded to Mr. Lipton as the deferred portion of his 1997 bonus pursuant to the Equity and Performance Incentive Plan.

 (8) Includes 475 deferred shares and 119 restricted shares awarded to Mr. Schiller as the deferred portion of his 1997 bonus pursuant to the Equity and Performance Incentive Plan.

 (9) Effective December 30, 1997, Mr. Gutmann was replaced by Mr. Mershad as Chairman of the Board of Directors.

(10) Includes severance payment of $400,000.

(11) Amount represents a reorganization bonus awarded to Mr. Gutmann pursuant to the Plan, paid 32.9% in cash and 67.1% in stock (at $14.52 per share).

(12) Effective August 1997, Mr. Glaser is no longer employed by the Company.

(13) Includes severance payment of $335,000.

(14) Amount represents a reorganization bonus awarded to Mr. Glaser pursuant to the Plan, paid 32.9% in cash and 67.1% in stock (at $14.52 per share).

FISCAL 1997 OPTION GRANTS

     The following table sets forth information concerning individual grants of stock options to each of the Named Executive Officers during Fiscal 1997.

                                       INDIVIDUAL GRANTS (1)
                              ---------------------------------------
                                             PERCENT OF                                POTENTIAL REALIZABLE VALUE
                               NUMBER OF       TOTAL                                     AT ASSUMED ANNUAL RATE
                              SECURITIES      OPTIONS       EXERCISE                         OF STOCK PRICE
                              UNDERLYING     GRANTED TO        OR                     APPRECIATION FOR OPTION TERM
                                OPTIONS     EMPLOYEES IN   BASE PRICE   EXPIRATION   -------------------------------
            NAME              GRANTED (#)   FISCAL YEAR    ($/SH)(2)       DATE       0%($)      5%($)      10%($)
            ----              -----------   ------------   ----------   ----------   -------   ---------   ---------
Frederick J. Mershad........    194,000         24.6%        $10.89      12/30/07    704,220   2,475,440   5,193,380
John A. Muskovich...........    126,000         16.0         $10.89      12/30/07    457,380   1,607,760   3,373,020
James M. Zamberlan..........     61,000          7.7         $10.89      12/30/07    221,430     778,360   1,632,970
Steven D. Lipton............     21,000          2.7         $10.89      12/30/07     76,230     267,960     562,170
Perry J. Schiller...........     15,000          1.9         $10.89      12/30/07     54,450     191,400     401,550
Max Gutmann.................          0          0.0             --            --          0           0           0
Herbert O. Glaser...........          0          0.0             --            --          0           0           0

---------------

(1) One-fifth of the options vest on each of December 30, 1998, 1999, 2000, 2001, and 2002.
(2) There was no established market price for the Company's stock on the date of grant. The Company's stock did not begin trading on Nasdaq until February 17, 1998, following distribution of Common Shares to creditors under the Plan.

FISCAL 1997 AGGREGATED OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

     The following table sets forth information concerning the exercise of stock options by each of the Named Executive Officers during Fiscal 1997 and fiscal year end value of unexercised options.

                                                                  NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                 UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                    OPTIONS AT FISCAL          OPTIONS AT FISCAL YEAR-
                                        SHARES       VALUE          YEAR-END(#)(1)(2)                END ($)(2)
                                      ACQUIRED ON   REALIZED   ---------------------------   ---------------------------
                NAME                  EXERCISE(#)     ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                ----                  -----------   --------   -----------   -------------   -----------   -------------
Frederick J. Mershad................       0           0            0           194,000           0              0
John A. Muskovich...................       0           0            0           126,000           0              0
James M. Zamberlan..................       0           0            0            61,000           0              0
Steven D. Lipton....................       0           0            0            21,000           0              0
Perry J. Schiller...................       0           0            0            15,000           0              0
Max Gutmann.........................       0           0            0                 0           0              0
Herbert O. Glaser...................       0           0            0                 0           0              0

---------------

(1) One-fifth of the options vest on each of December 30, 1998, 1999, 2000, 2001, and 2002.

(2) There was no established market price for the Company's stock on the date of grant. The Company's stock did not begin trading on Nasdaq until February 17, 1998, following distribution of Common Shares to creditors under the Plan.

EMPLOYMENT AND SEVERANCE AGREEMENTS WITH CERTAIN EXECUTIVES

     The Company has entered into employment agreements with Frederick J. Mershad, Chairman and Chief Executive Officer, and John A. Muskovich, President, Chief Operating Officer, and Chief Financial Officer and several of its other executive officers as described below (the "Employment Agreements"). The Employment Agreements with Messrs. Mershad and Muskovich were effective as of the Effective Date and will end on the third anniversary of the Effective Date. These Employment Agreements will be automatically renewed every year on the anniversary date of the employment agreement for an additional one year period, unless Mr. Mershad or Mr. Muskovich provides the Company or the Company provides Mr. Mershad or Mr. Muskovich with 180 days prior notice terminating this yearly renewal. These Employment Agreements set forth: (a) the executive's compensation and benefits, subject to review at the discretion of the Board of Directors, (b) the Company's right to terminate the executive for cause or otherwise; (c) the amounts to be paid by the Company in the event of the executive's termination, death, or disability while rendering services; (d) the executive's duty of strict confidence and to refrain from conflicts of interest; (e) the executive's obligations not to compete for the term of the agreement plus one year unless the executive terminated his employment for good reason or the employer terminates the executive other than for cause; and (f) the executive's right to receive severance payments. In general, these Employment Agreements provide that if either Mr. Mershad or Mr. Muskovich is terminated for any reason other than for cause or following a change in control, he will receive payments equal to the remaining base salary that would have been distributed to him by the Company under the remaining term of his employment agreement and the incentive compensation earned by him for the most recent fiscal year. If such executive:
(a) is terminated within two years of a change of control without cause, (b) voluntarily terminates within two years of a change of control, or (c) is terminated in connection with but prior to a change of control and termination occurs following the commencement of any discussions with any third party that ultimately results in a change in control, he will receive a severance payment equal to the greater of 2.99 times the Internal Revenue Code "base amount" as described in Section 280G of the Internal Revenue Code or two times his most recent base salary and bonus and the executive will continue to be eligible for health benefits, perquisites, and fringe benefits generally made available to senior executives for three years following his termination, or until the executive obtains new employment providing substantially similar benefits. A tax gross-up on excise taxes also will be paid if the severance pay exceeds the limits imposed by the Internal Revenue Code.

     The Company has also entered into Employment Agreements that include severance pay provisions with each of Messrs. Zamberlan, Davido, Lipton, and Schiller. These executives serve Elder-Beerman under their respective agreements for terms ending on the second anniversary, with respect to Mr. Schiller, or the third anniversary, with respect to Messrs. Davido, Lipton, and Zamberlan, of the Effective Date with automatic yearly extensions thereafter, unless the Company or the executive has given written notice of termination not less than 120 days prior to the yearly renewal date. These Employment Agreements set forth: (a) the executive's compensation and benefits, subject to review at the discretion of the Board of Directors; (b) the Company's right to terminate the executive for cause or otherwise; (c) the amounts to be paid by the Company in the event of the executive's termination, death, or disability while rendering services; (d) the executive's duty of strict confidence and to refrain from conflicts of interest; (e) the executive's obligations not to compete for the term of the agreement plus one year unless the executive terminated his employment for good reason or the employer terminates the executive other than for cause; and (f) the executive's right to receive severance payments if he (i) is terminated within two years of a change of control without cause, (ii) voluntarily terminates for defined good reasons within two years of a change of control,
(iii) terminates his employment for any reason, or without reason, during the thirty-day period immediately following the first anniversary of a change in control, or (iv) is terminated in connection with but prior to a change in control and termination occurs following the commencement of any discussions with any third party that ultimately results in a change in control. Specifically, under the employment agreements, the amount of any severance payment by the Company will be the greater of 2.99 times the Internal Revenue Code "base amount" as described in Section 280G of the Internal Revenue Code or two times his most recent base salary and bonus. Severance payments made under the employment agreements will reduce any amounts that would be payable under any other severance plan or program, including the master severance plan for certain key employees. A tax gross-up on excise taxes also will be paid if the severance pay exceeds the limit imposed by the Internal Revenue Code. In addition, the executive will continue to be eligible for health benefits, perquisites, and fringe benefits generally made available to senior executives for two years following his or her termination, or until he or she obtains new employment providing substantially similar benefits.

EQUITY AND PERFORMANCE INCENTIVE PLAN

     The Company's Equity and Performance Incentive Plan (the "Equity and Performance Incentive Plan") includes both annual and long-term (i.e., three or more years) incentives for key employees in the form of bonuses and Common Shares. The Equity and Performance Incentive Plan allows key employees entitled to receive an annual incentive bonus to defer voluntarily up to 50% of their annual incentive bonus and instead receive Deferred Shares (as hereinafter defined). These Deferred Shares are 100% vested at all times and may be exercised on the earliest of: (a) the third anniversary of the date awarded, (b) the date the employee's employment is terminated for reasons other than death,
(c) the employee's death, or (d) an unforeseeable financial emergency of the employee. To provide key employees with the incentive to defer, the Equity and Performance Incentive

Plan also grants Restricted Shares (as described below) equal in value to 25% of the amount deferred. These Restricted Shares will become 100% vested on the third anniversary of the date of grant if such employee remains in the continuous employ of the Company.

     The Equity and Performance Incentive Plan also permits equity-related grants as long-term incentives that are intended to motivate and reward certain employees for the achievement of long-term corporate goals and to balance annual goals with strategic plans. These long-term incentives also offer capital accumulation potential for employees and align employees' interests with shareholder interests. Only certain senior executives, as determined by the Board of Directors, are eligible to receive grants under the long-term incentive portion of the Equity and Performance Incentive Plan. The shares awarded as long-term incentives may not exceed the equivalent of 2,250,000 shares plus any shares relating to awards that expire or are forfeited or canceled (the "Long-Term Incentive Reserve"). The Equity and Performance Plan has an evergreen provision that provides that, in any acquisition, merger, or secondary offering, the Long-Term Incentive Reserve shall remain constant.

     The Equity and Performance Incentive Plan permits grants in a variety of forms. First, the Board of Directors may authorize the granting of stock options ("Option Rights") to designated employees and non-employee directors. Option Rights provide the right to purchase Common Shares at a predetermined price per share (which, in the case of non-qualified stock options, may not be less than 75% of the fair market value on the date of grant and, in the case of incentive stock options as described in Section 422 of the Internal Revenue Code, may not be less than fair market value on the date of grant). The grant may also provide for the automatic grant of additional Option Rights, known as Reload Option Rights, to an employee or non-employee director upon the exercise of Option Rights using Common Shares or other defined consideration as payment. Options granted to non-employee directors become exercisable one-third on each of the first three anniversaries of the date of grant for so long as the individual remains a non-employee director. Options granted to employees become exercisable 20% on each of the first five anniversaries of the date of grant for so long as the employee remains in the continuous employ of the Company. No Option Rights may be exercised more than ten years from the date of grant. All Option Rights provide for the earlier exercisability of the Option Rights in the event of retirement, death, or disability of the employee or non-employee director or a change of control of the Company. Any grant of Option Rights may specify performance goals that must be achieved as a condition to exercise such rights.

     Second, the Board of Directors may authorize the granting of appreciation rights ("Appreciation Rights") to designated employees. Appreciation Rights represent the right to receive from the Company an amount, determined by the Board of Directors and expressed as a percentage not exceeding 100%, of the difference between the base price established for such rights and the market value of the Common Shares on the date the rights are exercised. Appreciation Rights can be tandem (i.e., granted with Option Rights to provide an alternative to exercise of the Option Rights) or free-standing. Appreciation Rights may only be exercised at a time when the related Option Right, if applicable, is exercisable and the spread is positive, and requires that any related Option Right be surrendered for cancellation. A grant of Appreciation Rights may specify that the amount payable on exercise of an Appreciation Right may not exceed a maximum specified by the Board of Directors on the date of grant, may specify the period of employment that is necessary before such Appreciation Rights become exercisable, may provide for the exercise of the Appreciation Rights only in the event of retirement, death, or disability of the employee or a change in control of the Company and is evidenced by an agreement executed on behalf of the Company and accepted by the employee describing such Appreciation Rights and other terms and provisions. Such grant may also include that payment may be made by one or more methods of payment and may specify performance goals that must be achieved as a condition to exercise such rights.

     Third, the Board of Directors may authorize the granting of restricted shares ("Restricted Shares") to designated employees and non-employee directors. Restricted Shares constitute an immediate transfer of ownership to the recipient in consideration of the performance of services. The recipient has dividend and voting rights on such shares. Restricted Shares are subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Internal Revenue Code. To enforce these forfeiture provisions, the transferability of Restricted Shares is prohibited or restricted in the manner prescribed by the Board of Directors on the date of grant for the period during which such forfeiture provisions are to continue. Any grant of Restricted Shares (a) may specify performance goals which, if achieved, will result in termination or early termination of the restrictions applicable to such shares, (b) may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be subject to the same restrictions as the underlying award, and (c) is evidenced by an agreement executed on behalf of the Company and accepted by the employee.

     Fourth, the Board of Directors may authorize the granting of deferred shares ("Deferred Shares") to designated employees. Deferred Shares constitute an agreement to issue shares to the recipient in the future in consideration of the performance of services, but subject to the fulfillment of such conditions as the Board of Directors may specify. The Board of Directors must fix a deferral period of at least one year at the time of grant, and may provide for the earlier termination of the deferral period in the event of retirement, hardship, death, or disability of the employee or a change in control of the Company. During the deferral period, the employee has no right to transfer any rights under his or her award and has no ownership or voting rights in the Deferred Shares, but the Board of Directors may, at or after the grant date, authorize the payment of dividend equivalents on such shares on either a current, deferred, or contingent basis, either in cash or in additional Common Shares. Each grant of Deferred Shares is evidenced by an agreement executed on behalf of the Company and accepted by the employee.

     Finally, the Board of Directors may authorize the granting of performance shares ("Performance Shares") and performance units ("Performance Units") to designated employees upon achievement of specified performance objectives. A Performance Share is the equivalent of one Common Share and a Performance Unit is denominated in dollars. The employee is given one or more performance goals to meet within a specified period, not less than one year (the "Performance Period"). The specified Performance Period may be subject to earlier termination in the event of retirement, death, or disability of the employee or a change in control of the Company. A minimum level of acceptable achievement also is established. If, by the end of the Performance Period, the employee has achieved the specified performance goals, the employee will be deemed to have fully earned the Performance Shares or Performance Units. If the designated employee has not achieved the performance goals, but has attained or exceeded the predetermined minimum level of acceptable achievement, the employee will be deemed to have partly earned the Performance Shares or Performance Units in accordance with a predetermined formula. To the extent earned, the Performance Shares or Performance Units will be paid to the employee at the time and in the manner determined by the Board of Directors as set forth in each grant. The Board of Directors may, at or after the date of grant of Performance Shares, provide for the payment of dividend equivalents to the holder thereof on either a current or deferred or contingent basis, either in cash or in additional Common Shares. Each grant of Performance Shares or Performance Units is evidenced by an agreement executed on behalf of the Company and accepted by the employee.

     The Equity and Performance Incentive Plan is administered by the Board of Directors, which may from time to time delegate all or any part of its authority under the Equity and Performance Incentive Plan to an agent or a committee or subcommittee of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors consists of Messrs. Olsoff, Staph, and Wiesner. Prior to the Effective Date, the Company never had a Compensation Committee or other committee of the Board of Directors performing similar functions. Previously, decisions concerning compensation of executive officers of the Company were made by the Company's Chief Executive Officer.

DIRECTOR COMPENSATION

     Each director of Elder-Beerman who is not an employee of Elder-Beerman or any of its subsidiaries receive an annual base retainer fee of $15,000. Each director may choose to take such retainer as cash, in the form of a discounted stock option, or as a combination of the two. Nonemployee directors also will be paid $1,500 for each meeting of the Board of Directors attended and $500 for any committee meeting of the Board of Directors attended. Each such director also received an initial grant of (a) 1,300 shares of restricted stock and (b) 7,000 options to purchase Common Shares. Members of the Board of Directors who are also employees of any of Elder-Beerman or any of its subsidiaries receive no additional compensation for service on the Board of Directors.

BOARD COMMITTEES

     Elder-Beerman's Board of Directors has established an Audit and Finance Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and an Executive Committee. The Audit and Finance Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit; reviews the scope and results of the audit with the independent accountants; reviews with management and the independent accountants Elder-Beerman's year-end operating results; considers the adequacy of the internal accounting procedures; addresses such other matters with respect to accounting, auditing, and financial reporting practices and procedures of the Company as may be brought to its attention; and reviews the Company's financing plans. The Audit and Finance Committee consists of Mr. Noonan, Mr. Kasen, and Mr. Olsoff. The Compensation Committee, which consists of Mr. Olsoff, Mr. Staph, and Mr. Wiesner, reviews and approves the compensation arrangements for all executive officers and administers and takes such other action as may be required in connection with certain compensation, retirement and incentive plans of Elder-Beerman. The Nominating and Corporate Governance Committee, which consists of Mr. Mason, Ms. Pomerantz, and Mr. Mershad, is responsible for exercising all powers of the Board of Directors to select, evaluate, and nominate candidates for election to the Board; evaluate the Board's overall performance and its individual members; and ensure effective operations of the Board of Directors and overall corporate governance of Elder-Beerman. The Executive Committee, which consists of Mr. Mershad, Mr. Muskovich, Mr. Mason, and Mr. Staph, has all the powers of the Board of Directors in the management and control of the business of Elder-Beerman during intervals between meetings of the Board of Directors.

                             PRINCIPAL SHAREHOLDERS

     The Common Shares are the Company's only outstanding class of voting securities. The following table sets forth information regarding the beneficial ownership of Common Shares as of June 15, 1998 by: (a) each person who owns beneficially more than 5% of Common Shares to the extent known to management;
(b) each named executive officer and director of the Company; and (c) all directors and executive officers, as a group. Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares that are shown as beneficially owned by them.

                                              AMOUNT AND NATURE        PERCENT
           BENEFICIAL OWNER              OF BENEFICIAL OWNERSHIP (1)   OF CLASS
---------------------------------------  ---------------------------   --------
Perry Corp. (2)                                    772,943               6.10%
599 Lexington Avenue
New York, New York 10022
Beerman-Peal Holdings, Inc. (3)                    748,558               5.63%
11 West Monument Building
8th Floor
Dayton, Ohio 45402
Bank of Montreal (4)                               707,211               5.58%
115 South LaSalle Street
Chicago, Illinois 60603
The Elder-Beerman Stores Corp.                     644,680               5.09%
Profit Sharing and Stock Ownership Plan
3155 El-Bee Road
Dayton, Ohio 45401-1448
Stewart M. Kasen                                     4,300                  *
Steven D. Lipton                                       340                  *
Steven C. Mason                                      1,300                  *
Frederick J. Mershad                               105,969                  *
John A. Muskovich                                   77,181                  *
Thomas J. Noonan, Jr.                                1,300                  *
Bernard Olsoff                                       1,300                  *
Laura H. Pomerantz                                   1,300                  *
Perry J. Schiller                                      213                  *
Jack A. Staph                                        1,700                  *
John J. Wiesner                                      1,300                  *
James M. Zamberlan                                  10,281                  *
Max Gutmann                                         91,308(5)               *
Herbert O. Glaser                                   45,343(6)               *
All directors and executive officers as            206,527               1.63%
  a group (13 persons)

* less than 1%
---------------

(1) Information with respect to beneficial ownership is based on information furnished to the Company by each stockholder included in this table. Each stockholder included in this table has sole voting and investment power with respect to the shares shown to be beneficially owned by him.
(2) According to Schedule 13G dated March 3, 1998 filed by Perry Corp. and Richard C. Perry, President and sole stockholder of Perry Corp.
(3) Includes a Series A Warrant and a Series B Warrant with respect to 249,809 and 374,713 Common Shares, respectively, both of which were granted December 30, 1997. Does not include approximately 34,161 shares owned by the beneficial owners of Beerman-Peal Holdings, Inc. through other entities.
(4) According to Schedule 13G dated February 20, 1998 filed by Bank of Montreal.
(5) Includes 54,338 shares distributed to Mr. Gutmann pursuant to the Plan in satisfaction of his claims in Class C-5, General Unsecured Claims. Effective December 30, 1997, Mr. Gutmann was replaced by Mr. Mershad as Chairman of the Board of Directors.
(6) Includes 14,381 shares distributed to Mr. Glaser pursuant to the Plan in satisfaction of his claims in Class C-5, General Unsecured Claims. Effective August 1997, Mr. Glaser was no longer employed by the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 25,000,000 Common Shares and 5,000,000 shares of preferred stock, no par value (the "Preferred Stock"). The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Articles of Incorporation and Code of Regulations, a copy of each of which is an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON SHARES


     As of June 12, 1998, there were 12,678,021 Common Shares outstanding (including 1,685,208 Common Shares scheduled to be distributed on July 31, 1998 from an escrow account to certain creditors in connection with the Company's reorganization under chapter 11 of the Bankruptcy Code). There will be 15,478,021 Common Shares outstanding after giving effect to the sale of Common Shares offered hereby assuming no exercise of outstanding options or warrants. In addition, as of July 8, 1998, there were 927,277 Common Shares issuable upon exercise of outstanding stock options and 624,522 Common Shares issuable upon exercise of outstanding warrants. All outstanding shares are, and the Common Shares offered hereby will be, duly authorized, validly issued, fully paid, and nonassessable immediately following the closing of the Offering. The Common Shares are traded on Nasdaq under the symbol "EBSC."


     Subject to such rights of the holders of any class or series of Preferred Stock as may be fixed by the Board of Directors or by law when and if any class or series is created and issued, the holders of Common Shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferential rights that may be applicable to any Preferred Stock, holders of Common Shares are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. However, the Company does not presently anticipate that dividends will be paid on Common Shares in the foreseeable future. See "Risk Factors -- Dividend Policy," "Dividend Policy," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." In the event of a liquidation, dissolution, or winding up of the Company, holders of Common Shares will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock. Holders of Common Shares have no preemptive, subscription, redemption, or conversions rights. Subject to the terms and conditions set forth in the Rights Agreement, each Common Share issued is accompanied by a Right (as defined below). See "-- Share Purchase Rights Agreement" below.

OHIO LAW AND CERTAIN CHARTER PROVISIONS

     In addition to the provisions relating to the Board of Directors described above, the Articles of Incorporation and Code of Regulations provide, in general, that: (a) shareholder action can be taken at an annual or special meeting of shareholders; (b) except as directed below, special meetings of shareholders may be called for any proper purpose or purposes, including the election of directors, by (i) the Chairman of the Board, (ii) the President,
(iii) a majority of the Board of Directors, (iv) any person or persons holding at least 50% of all shares outstanding and entitled to vote at such meeting, or
(v) holders of shares that are entitled to call a special meeting of the shareholders by virtue of any Preferred Stock Designation for the purposes provided in the terms of such Preferred Stock Designation; (c) written notice of every meeting of the shareholders stating the time, place, and purposes for which the meeting is called must be given by or at the direction of the President, a Vice President, the Secretary, or an Assistant Secretary to each shareholder of record; (d) the Board of Directors may postpone, for up to thirty days, any previously scheduled annual or special meeting of shareholders; and
(e) the members of the Board of Directors shall be classified with respect to the time for which they severally hold office into three classes, as nearly equal in size as possible. The Code of Regulations also requires that shareholders desiring to bring any business before any annual meeting of shareholders deliver written notice thereof to the Secretary of the Company not less than 60, nor more than 90 calendar days, prior to the meeting of shareholders; provided, however, that if the date of the annual meeting is not publicly announced by Elder-Beerman more than 105 calendar days prior to the meeting, notice by the shareholder to be timely must be delivered to the Secretary of the Company not later than the close of business on the tenth day following the day on which such announcement of the date of the annual meeting was so communicated. The Code of Regulations further require that the notice by the shareholder set forth a description in reasonable detail of the business to be brought before the annual meeting and the reasons for conducting such business at the annual meeting and certain information concerning the shareholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, including their names and addresses, the class and number of shares of stock that are owned beneficially and of record by each of them, and any material interest of either of them in the business proposed to be brought before the annual meeting. Upon the written request of the holders of not less than 50% of Elder-Beerman's voting stock to the Chairman, the President, or the Secretary, such officer is required to call a annual meeting of shareholders for the purposes specified in such written request and fix a record date for the determination of shareholders entitled to notice of and vote at such annual meeting (which record date may not be later than 60 days after the date of receipt of notice of such meeting).

     Under applicable provisions of Ohio law, shareholder approval is required to adopt amendments to a company's articles of incorporation, except that a company's board of directors may adopt certain amendments relating to unissued or treasury shares, changes in the number of authorized shares necessitated by a conversion, option program, redemption, or provisions that were, at one time, necessary for a merger or consolidation. Under Ohio law, an Ohio corporation's code of regulations may be amended only by action of its shareholders. The Articles of Incorporation and Code of Regulations provide that the provisions relating to the time and place of shareholder meetings, who may call a special meeting of shareholders, the order of business at shareholder meetings, the number, nomination, classification election, and term of directors on the Board of Directors, allowing directors to fill vacancies on the Board of Directors, the removal of directors by shareholders, the elimination of cumulative voting in the election of directors, allowing the corporation to reacquire capital stock of the corporation, and forbidding preemptive rights with respect to unissued shares and treasury stock may not be amended, altered, superseded, or repealed in any respect without the affirmative vote of the holders of at least 72% of the voting stock of Elder-Beerman, voting together as a single class; provided, however, that these provisions shall not alter the voting entitlement of shares that, by virtue of any Preferred Stock Designation, are expressly entitled to vote on any amendment to the Articles of Incorporation or Code of Regulations.

     In addition to the matters discussed above, the OGCL contains certain provisions that may have the effect of delaying, deterring, or preventing a change in control of Elder-Beerman. All information set forth below regarding the OGCL is necessarily general in nature and reference should be made to the OGCL for more specific, detailed information.

     Section 1701.831 of the OGCL (the "Control Share Act") regarding shareholder review of control share acquisitions applies to the Company. Under the Control Share Act, any "control share acquisition" of an Ohio corporation having fifty or more shareholders (an "Ohio Public Company") shall be made only with the prior authorization of the shareholders of the Ohio Public Company in accordance with the provisions of the Control Share Act. A "control share acquisition" is defined as the acquisition, directly or indirectly, by any person of shares of an Ohio Public Company that, when added to all other shares of the corporation in respect of which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after such acquisition, directly or indirectly, alone or with others, to exercise or direct the exercise of the voting power of the corporation in the election of directors within any of the following ranges of voting power: (a) one fifth or more, but less than one third; (b) one third or more, but less than a majority; or (c) a majority or more.

     The Control Share Act requires that the acquiring person deliver an "acquiring person's statement" to the Ohio Public Company. The Ohio Public Company must then hold a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person's statement, unless the acquiring person agrees to a later date. The Control Share Act further specifies that the shareholders of the Ohio Public Company must approve the proposed control share acquisition by certain percentages at a special meeting of shareholders at which a quorum is present. In order to comply with the Control Share Act, the acquiring person may only acquire the stock of the Ohio Public Company upon the affirmative vote of: (a) a majority of the voting power of the Ohio Public Company that is represented in person or by proxy at the special meeting and (b) a majority of the voting power of the Ohio Public Company that is represented in person or by proxy at the special meeting, excluding those shares of the corporation deemed to be "interested shares." "Interested shares" are defined to mean shares in respect of which the voting power is controlled by any of the following persons: (i) an acquiring person; (ii) any officer of the Ohio Public Company; and (iii) any employee who is also a director of the Ohio Public Company. "Interested shares" also includes shares of the Ohio Public Company that are acquired, directly or indirectly, by any person after the date of the first public disclosure of the proposed acquisition and prior to the date of the special meeting, if either (A) the aggregate consideration paid by such person, and any person acting in concert with him, for such shares of the Ohio Public Company exceeds $250,000 or
(B) the number of shares acquired by such person, and any person acting in concert with him, exceeds one-half of one percent of the outstanding shares of the Ohio Public Company.

     Elder-Beerman is also subject to Chapter 1704 of the OGCL, which generally prohibits a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property, and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio Public Company and a person that owns, alone or with other related parties, shares representing at least 10% of the voting power of the Ohio Public Company (an "Interested Shareholder"). Such prohibitions continue for a period of three years after such person becomes an Interested Shareholder, unless, prior to the date that the Interested Shareholder became such, the board of directors approved either the transaction or the acquisition of the Ohio Public Company's shares that resulted in the person becoming an Interested Shareholder. Following the three-year moratorium period, the Ohio Public Company may engage in covered transactions with an Interested Shareholder only if, among other things, (a) the transaction receives the approval of the holders of two-thirds of all the voting shares or the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder or (b) the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the Ohio Public Company's shares or the amount that would be due the shareholders if the Ohio Public Company were to dissolve.

     Under Ohio's Control Bid Statute, no person may make a control bid for the Common Shares of Elder-Beerman pursuant to a tender offer or a request or invitation for tenders until such person has filed with the Ohio Division of Securities (the "Division") and Elder-Beerman a control bid information statement. A "control bid" is defined by Section 1707.01 of the OGCL as the purchase or offer to purchase any equity security of an issuer located in Ohio, which has more than 10% of its record equity security holders who are residents of Ohio, from a resident of Ohio where, after such purchase, the offeror would own, directly or indirectly, more than 10% of any class of the issued and outstanding equity securities of such issuer. Within three calendar days of the filing of the control bid information statement, the Division may summarily suspend the continuation of the control bid if the Division determines that the information given in the information statement does not provide full disclosure to offerees of all material information relating to the control bid. A hearing will be scheduled within ten days of any such suspension. In addition, no offeror may make a control bid that is not made to all holders residing in Ohio, or that is not made to such holders on the same terms as the control bid made to holders residing outside of the state of Ohio. Further, no offeror may acquire from any resident of Ohio any equity security within two years following the last acquisition of any security of the same class pursuant to a control bid by such offeror unless the resident is afforded, at the time of the later acquisition, a reasonable opportunity to dispose of the security to the offeror upon substantially the same terms of those provided in the earlier control bid.

     For the purpose of preventing manipulative practices by a person who makes a proposal, or publicly discloses the intention or possibility of making a proposal, to acquire control of Elder-Beerman, Section 1707.043 of the OGCL states that any profit realized, directly or indirectly, from the disposition of any equity securities of Elder-Beerman by a person who, within 18 months before the disposition, directly or indirectly, alone or in concert with others, made a proposal, or publicly disclosed the intention or possibility of making a proposal, to acquire control of Elder-Beerman, inures to Elder-Beerman and is recoverable by Elder-Beerman by an action brought within two years after the date of the disposition of such securities.

     Finally, the OGCL provides for the right of Elder-Beerman's Board of Directors to consider the interests of various constituencies, including employees, customers, suppliers, and creditors of Elder-Beerman, as well as the communities in which Elder-Beerman is located, in addition to the interest of Elder-Beerman and its shareholders, in discharging its duties in determining what is in the best interests of the Company.

     The foregoing provisions of the Articles of Incorporation; the provisions of the Code of Regulations relating to advance notice of shareholder nominations; and the provisions of the Share Purchase Rights Agreement described under "-- Share Purchase Rights Agreement," together with applicable state law, may discourage or make more difficult the acquisition of control of Elder-Beerman by means of a tender offer, open market purchase, proxy fight, or otherwise. These provisions are intended to discourage, or may have the effect of discouraging, certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Elder-Beerman first to negotiate with Elder-Beerman. The management of the Company believes that the foregoing measures, many of which are substantially similar to the takeover-related measures in effect for many other publicly-held companies, provide benefits, by enhancing Elder-Beerman's potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure Elder-Beerman, which outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. In addition, management of the Company believes that such takeover-related measures aid in protecting shareholders from takeover bids that the directors of such companies have determined to be inadequate. While there necessarily can be no assurance in this regard, the management of the Company also believes that the foregoing measures are not likely to have a material impact on market prices for Common Shares in circumstances other than those described above in light of, among other factors, the existence of generally comparable measures in effect for other publicly-held companies and management's belief that market prices will be influenced most significantly by Elder-Beerman's actual results of operations, general market and economic conditions, and other traditional determinants of stock market prices rather than takeover-related measures and other corporate governance provisions. Nevertheless, such collective anti-takeover effects could prevent shareholders from realizing a premium for the sale of their shares in an acquisition of the Company.

PREFERRED STOCK

     As of the Effective Date, Elder-Beerman was authorized to issue 5,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock from time to time in one or more classes or series and to fix the price, rights, preferences, privileges, and restrictions thereof, including dividend rights, dividend rates, conversion rights, terms or redemption, redemption prices, liquidation preferences, and the number of shares constituting a class or series or the designation of such class or series, without any further vote or action by Elder-Beerman's shareholders. The Preferred Stock may be issued in distinctly designated classes, may be convertible into Common Shares and may rank prior to the Common Shares as to dividend rights, liquidation preferences, or both. Also the express terms of shares of a different series of any particular class of Preferred Stock shall be identical except for such variations as may be permitted by law. Without limiting the foregoing, the Company is authorized to issue three initial classes of Preferred Stock that will be designated Class A Preferred Stock, Class B Preferred Stock, and Class C Preferred Stock. Each holder of Class A Preferred Stock is entitled to 100 votes per share and, except as otherwise required by law, shall vote together with the Common Shares as a single class on all matters properly submitted to a vote at a meeting of the shareholders. Each holder of Class B Preferred Stock is entitled to one vote per share and, except as otherwise required by law, shall vote together with the Common Shares as a single class on all matters properly submitted to a vote at a meeting of shareholders. Holders of Class C Preferred Stock have no voting rights.

WARRANTS

     In connection with the Plan, the Company issued two warrants, a Series A Warrant and a Series B Warrant (collectively, the "Warrants"), to former shareholders of the Company. Upon exercise, the Warrants allow the holders to acquire: (a) in the case of the Series A Warrant, 249,809 Common Shares at an exercise price of $12.80 per share; and (b) in the case of the Series B Warrant, 374,713 Common Shares at an exercise price of $14.80 per share. The Warrants will expire on the fifth anniversary of the Effective Date.

SHARE PURCHASE RIGHTS AGREEMENT

     As of the Effective Date, Elder-Beerman entered into the Rights Agreement with Norwest Bank Minnesota, N.A. (the "Rights Agent"), which agreement was approved by the Bankruptcy Court upon confirmation of the Plan. Under the Rights Agreement, the Board of Directors has declared a dividend on the Common Shares of one right (a "Right") to purchase one one-hundredth of a share of Class A Preferred Stock of Elder-Beerman at a price per one one-hundredth of such Class A Preferred Stock, subject to adjustment, of $60.00 (the "Purchase Price"). The Rights are evidenced by certificates representing the Common Shares until the earlier (the "Distribution Date") of: (a) the close of business on the first date (the "Share Acquisition Date") of public announcement that a person (other than a person that has maintained beneficial ownership of at least 20% of the outstanding Common Shares since the Effective Date, Elder-Beerman, a subsidiary or employee benefit or stock ownership plan of Elder-Beerman or any of its affiliates or associates), together with its affiliates and associates, has acquired beneficial ownership of 20% or more of the then-outstanding Common Shares (any such person or group being hereinafter called an "Acquiring Person") or (b) the close of business on the tenth business day (or such later date as may be specified by the Board of Directors) following the commencement of a tender offer or exchange offer by any person (other than Elder-Beerman, a subsidiary or employee benefit or stock ownership plan of Elder-Beerman, or any of its affiliates or associates), the consummation of which would result in beneficial ownership by such person of 20% or more of the outstanding Common Shares.

     Rights are exercisable to purchase Class A Preferred Stock only after the Distribution Date occurs and prior to the occurrence of a Flip-in Event, as described below. A Distribution Date resulting from the commencement of a tender offer or exchange offer described in clause (b) above could precede the occurrence of a Flip-in Event and thus result in the Rights being exercisable to purchase Class A Preferred Stock. A Distribution Date resulting from any occurrence described in clause (a) above would necessarily follow the occurrence of a Flip-in Event and thus result in the Rights being exercisable to purchase Common Shares or other securities as described below.

     Under the Rights Agreement, in the event (a "Flip-in Event") that (a) any person or group, together with its affiliates and associates, becomes an Acquiring Person, (b) any Acquiring Person or any affiliate or associate thereof merges into or combines with Elder-Beerman and Elder-Beerman is the surviving corporation, (c) any Acquiring Person or any affiliate or associate thereof effects certain other transactions with Elder-Beerman, or (d) during such time as there is an Acquiring Person, Elder-Beerman effects certain transactions, in each case as described in the Rights Agreement, then, in each such case, proper provision will be made so that from and after the later of the Distribution Date and the date of the occurrence of such Flip-in Event each holder of a Right, other than Rights that are or were owned beneficially by an Acquiring Person (which, from and after the date of a Flip-in Event, will be void), will have the right to receive, upon exercise thereof at the then-current exercise price of the Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities of the Elder-Beerman) that at the time of such Flip-in Event have a market value of two times the exercise price of the Right.

     In the event (a "Flip-over Event") that, at any time after a person has become an Acquiring Person, (a) Elder-Beerman merges with or into any person and Elder-Beerman is not the surviving corporation, (b) any person merges with or into Elder-Beerman and Elder-Beerman is the surviving corporation, but all or part of the Common Shares are changed or exchanged for stock or other securities of any other person or cash or any other property, or (c) 50% or more of Elder-Beerman's assets or earning power, including securities creating obligations of Elder-Beerman, are sold, in each case as described in the Rights Agreement, then, and in each such case, proper provision will be made so that each holder of a Right, other than Rights which have become void, will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person that at the time of such Flip-over Event have a market value of two times the exercise price of the Right.

     From and after the later of the Share Acquisition Date and the Distribution Date, Rights (other than any Rights that have become void) will be exercisable to purchase Common Shares as described above, upon payment of the aggregate exercise price in cash. In addition, at any time after the later of the Share Acquisition Date and the Distribution Date and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Company may exchange the Rights (other than any rights that have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

     For all purposes of the Rights Agreement, any person that, as of the Effective Date, has beneficial ownership of 20% or more of the then-outstanding Common Shares, or that becomes the beneficial owner of 20% or more of the then-outstanding Common Shares solely as a result of a reduction in the number of Common Shares outstanding, will not be deemed to have become an Acquiring Person unless and until such time as (a) such person, or any affiliate or associate of such person, thereafter becomes the beneficial owner of additional Common Shares representing 1% or more of the then-outstanding Common Shares or (b) any other person that is the beneficial owner of Common Shares representing 1% or more of the then-outstanding Common Shares thereafter becomes an affiliate or associate of such person.

     Elder-Beerman will be able, at its option, to redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"), at any time prior to the close of business on the date of the first occurrence of a Flip-in Event or Flip-over Event. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The Company is able to amend the Rights Agreement without the approval of any holders of Right certificates, including amendments that increase or decrease the Purchase Price, that add other events requiring adjustment to the Purchase Price payable and the number of the Class A Preferred Stock or other securities issuable upon the exercise of the Rights or that modify procedures relating to the redemption of the Rights, except that no amendment may be made that decreases the stated Redemption Price to an amount less than $.01 per Right. The Rights Agreement will expire on (a) the first anniversary of the Effective Date or (b) such later date as the Board of Directors, by resolution adopted prior to the first anniversary of the Effective Date, may establish, but not later than the tenth anniversary of the Effective Date. In accordance with the foregoing, the Board of Directors (a) will have the right to reconsider any of the terms of the Rights Agreement at any time and (b) may take such action with respect to the Rights Agreement as the Board of Directors deems appropriate.

     The Rights are being registered under the Securities Act, together with the Common Shares, pursuant to this Registration Statement. In the event that the Rights become exercisable, the Company will register the Class A Preferred Stock for which the Rights may be exercised, in accordance with applicable law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Shares is Norwest Bank Minnesota, N.A.

                                  UNDERWRITING

     In the Underwriting Agreement, the Underwriters, represented by McDonald & Company Securities, Inc., Warburg Dillon Read LLC, and Johnson Rice & Company L.L.C. (the "Representatives"), have agreed, severally, subject to the terms and conditions therein set forth, to purchase from the Company, and the Company has agreed to sell to them, the number of Common Shares, totaling 2,800,000 shares, set forth opposite their respective names below. The Underwriters are committed to take and pay for all shares if any shares are purchased.

                                                            NUMBER OF
                      UNDERWRITERS                           SHARES
                      ------------                          ---------
McDonald & Company Securities, Inc......................
Warburg Dillon Read LLC.................................
Johnson Rice & Company L.L.C. ..........................

                                                            ---------
          Total.........................................    2,800,000
                                                            =========

     The Company has been advised by the Representatives that the Underwriters propose to offer the Common Shares to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow to certain selected dealers who are members of the National Association of
Securities Dealers, Inc. (the "NASD") a discount not exceeding $     per share,
and the Underwriters may allow, and such selected dealers may re-allow, a
discount not exceeding $     per share to other dealers who are members of the
NASD. After the Offering, the public offering price and the discount to dealers may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 420,000 Common Shares at the public offering price, less the underwriting discount, as set forth on the cover page of this Prospectus. The Underwriters may exercise that option only to cover over-allotments in the sale of the Common Shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage of the option shares as the number of shares to be purchased and offered by that Underwriter in the table above bears to the total.

     The Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act.

     The Company and the directors and executive officers of the Company have agreed that they will not offer, sell, transfer or otherwise dispose of any Common Shares, or any securities convertible into or exchangeable for Common Shares, for a period of 180 days from the date of this Prospectus, without the prior written consent of McDonald & Company Securities, Inc.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales of Common Shares offered by this Prospectus to any accounts over which they exercise discretionary authority.

     In connection with the Offering and in compliance with applicable law, the Underwriters may overallot or effect transactions that stabilize, maintain, or otherwise affect the market price of the Common Shares at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. A penalty bid means an arrangement that permits McDonald & Company Securities, Inc., as managing underwriter, to reclaim a selling concession from a syndicate member in connection with the Offering when securities originally sold by the syndicate member are purchased in stabilizing or syndicate covering transactions. These transactions may be effected on Nasdaq or otherwise. The Underwriters are not required to engage in any of these activities. Any such activities, if commenced, may be discounted at any time.

     In connection with the Offering, certain Underwriters and selling group members (if any) who are qualified market makers on Nasdaq may engage in passive market making transactions in the Common Shares on Nasdaq in accordance with Rule 103 of Regulation M promulgated under the Securities Exchange Act of 1934, as amended. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker's bid, however, such bid may exceed the highest independent bid until certain purchase limits are exceeded.

                               VALIDITY OF SHARES

     The validity of the issuance of the Common Shares offered hereby will be passed upon for Elder-Beerman by Jones, Day, Reavis & Pogue, Cleveland, Ohio. Certain legal matters related to the Offering will be passed upon for the Underwriters by Calfee, Halter & Griswold LLP, Cleveland, Ohio.

                                    EXPERTS

     The financial statements as of January 31, 1998 and February 1, 1997 and for each of the three fiscal years in the period ended January 31, 1998 of the Company included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph concerning the Company's plan of reorganization) appearing in this Prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements as of January 31, 1998 and February 1, 1997, and for each of the three fiscal years in the period ended January 31, 1998 of Stone & Thomas included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph that expresses substantial doubt as to Stone & Thomas' ability to continue as a going concern and an explanatory paragraph relating to a letter of intent for the sale of Stone & Thomas' outstanding stock) appearing in this Prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     Elder-Beerman is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Elder-Beerman has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to Elder-

Beerman and the Common Shares, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, although the material terms thereof are described in this Prospectus, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified by such reference to such exhibits. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the fees prescribed by the Commission.

                         THE ELDER-BEERMAN STORES CORP.

                   INDEX TO HISTORICAL FINANCIAL INFORMATION

                                                              PAGE
                                                              ----
THE ELDER-BEERMAN STORES CORP.
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of January 31, 1998 and
  February 1, 1997..........................................  F-3
Consolidated Statements of Operations for the fiscal years
  ended January 31, 1998, February 1, 1997, and February 3,
  1996......................................................  F-5
Consolidated Statements of Shareholders' Equity for the
  fiscal years ended January 31, 1998, February 1, 1997, and
  February 3, 1996..........................................  F-6
Consolidated Statements of Cash Flows for the fiscal years
  ended January 31, 1998, February 1, 1997, and February 3,
  1996......................................................  F-7
Notes to Consolidated Financial Statements..................  F-8
Condensed Consolidated Balance Sheets (unaudited) as of May
  2, 1998 and as of January 31, 1998........................  F-21
Condensed Consolidated Statements of Operations (unaudited)
  for the 13 weeks ended May 2, 1998 and May 3, 1997........  F-22
Condensed Consolidated Statements of Cash Flows (unaudited)
  for the 13 weeks ended May 2, 1998 and May 3, 1997........  F-23
Notes to Condensed Consolidated Financial Statements
  (unaudited)...............................................  F-24

STONE & THOMAS
Independent Auditors' Report................................  F-25
Consolidated Balance Sheets as of May 2, 1998 (unaudited),
  January 31, 1998, and February 1, 1997....................  F-26
Consolidated Statements of Operations for the 13 weeks ended
  May 2, 1998 (unaudited) and May 3, 1997 (unaudited) and
  for the fiscal years ended January 31, 1998, February 1,
  1997, and February 3, 1996................................  F-28
Consolidated Statements of Stockholders' Equity for the 13
  weeks ended May 2, 1998 (unaudited) and for the fiscal
  years ended January 31, 1998, February 1, 1997, and
  February 3, 1996..........................................  F-29
Consolidated Statements of Cash Flows for the 13 weeks ended
  May 2, 1998 (unaudited) and May 3, 1997 (unaudited) and
  for the fiscal years ended January 31, 1998, February 1,
  1997, and February 3, 1996................................  F-30
Notes to Consolidated Financial Statements..................  F-31

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Elder-Beerman Stores Corp.:

     We have audited the accompanying consolidated balance sheets of The Elder-Beerman Stores Corp. and subsidiaries (the "Company") as of January 31, 1998 and February 1, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 1998 and February 1, 1997 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, on December 16, 1997, the Bankruptcy Court entered an order confirming the plan of reorganization, which became effective after the close of business on December 30, 1997.

DELOITTE & TOUCHE LLP

April 10, 1998
Dayton, Ohio

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                              JANUARY 31,    FEBRUARY 1,
                                                                 1998           1997
                                                              -----------    -----------
ASSETS
Current assets:
  Cash and equivalents......................................   $  6,497       $  7,091
  Customer accounts receivable (less allowance for doubtful
     accounts: fiscal 1997 -- $4,177; fiscal
     1996 -- $3,800)........................................    136,705        147,814
  Merchandise inventories...................................    137,507        126,850
  Refundable income taxes...................................                    10,336
  Assets of discontinued operations.........................                         3
  Deferred tax asset........................................      2,595
  Other current assets......................................     10,051         10,822
                                                               --------       --------
          Total current assets..............................    293,355        302,916
                                                               --------       --------
Property:
  Land and improvements.....................................      1,030          1,177
  Buildings and leasehold improvements......................     62,074         54,361
  Furniture, fixtures and equipment.........................     87,132         76,047
                                                               --------       --------
          Total cost........................................    150,236        131,585
  Less accumulated depreciation and amortization............    (86,980)       (77,782)
                                                               --------       --------
          Property, net.....................................     63,256         53,803
                                                               --------       --------
Other assets................................................     14,754         11,890
                                                               --------       --------
          Total assets......................................   $371,365       $368,609
                                                               ========       ========

                See notes to consolidated financial statements.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                              JANUARY 31,    FEBRUARY 1,
                                                                 1998           1997
                                                              -----------    -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term obligations..................   $  1,105       $ 57,931
  Accounts payable..........................................     49,005         22,345
  Accrued liabilities:
     Compensation and related items.........................      8,562          8,696
     Income and other taxes.................................      6,581          6,421
     Rent...................................................      2,079          2,009
     Other..................................................     11,964         12,458
  Liabilities of discontinued operations....................                    10,216
                                                               --------       --------
          Total current liabilities.........................     79,296        120,076
                                                               --------       --------
Long-term obligations -- less current portion...............    142,024          5,669
Deferred items..............................................      4,534          5,051
Liabilities subject to compromise...........................                   231,675
Commitments and contingencies
Shareholders' equity:
  Series B convertible preferred stock, $.01 par value,
     1,250,000 shares authorized, 662,474 issued and
     outstanding at February 1, 1997........................                         7
  Common stock, no par, 12,583,789 shares in fiscal 1997 and
     124,036 shares in fiscal 1996 issued and outstanding...    199,351          6,511
  Additional paid-in capital................................                    23,283
  Unearned compensation -- restricted stock, net............     (1,225)
  Deficit...................................................    (52,615)       (23,663)
                                                               --------       --------
          Total shareholders' equity........................    145,511          6,138
                                                               --------       --------
            Total liabilities and shareholders' equity......   $371,365       $368,609
                                                               ========       ========

                See notes to consolidated financial statements.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                         YEAR ENDED
                                                          -----------------------------------------
                                                          JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
                                                             1998           1997           1996
                                                          -----------    -----------    -----------
Revenues:
  Net sales.............................................  $  581,372      $569,557       $590,018
  Financing.............................................      26,574        27,451         18,913
                                                          ----------      --------       --------
          Total revenues................................     607,946       597,008        608,931
                                                          ----------      --------       --------
Costs and expenses:
  Cost of merchandise sold, occupancy and buying
     expenses...........................................     423,542       410,067        457,122
  Selling, general and administrative expenses..........     151,293       156,892        169,919
  Key employees retention bonus plan expense............       4,000         4,994
  Hiring and recruiting expenses for new executives.....       2,121         1,435             86
  Provision for doubtful accounts.......................       8,636         6,680          5,878
  Interest expense......................................       7,084         6,467          9,557
  Other income..........................................        (661)       (1,106)
                                                          ----------      --------       --------
          Total costs and expenses......................     596,015       585,429        642,562
                                                          ----------      --------       --------
       Income (loss) before reorganization items and
          income tax expense (benefit)..................      11,931        11,579        (33,631)
Reorganization items....................................     (27,542)      (23,648)       (19,711)
                                                          ----------      --------       --------
       Loss before income tax expense (benefit),
          discontinued operations and extraordinary
          item..........................................     (15,611)      (12,069)       (53,342)
Income tax expense (benefit)............................      (7,412)          360         (2,332)
                                                          ----------      --------       --------
       Loss from continuing operations..................      (8,199)      (12,429)       (51,010)
Discontinued operations.................................       7,378                      (12,276)
                                                          ----------      --------       --------
       Loss before extraordinary item...................        (821)      (12,429)       (63,286)
Extraordinary item......................................     (28,131)
                                                          ----------      --------       --------
       Net loss.........................................  $  (28,952)     $(12,429)      $(63,286)
                                                          ==========      ========       ========
Basic and diluted earnings (loss) per common share:
  Loss from continuing operations.......................  $    (6.58)     $(100.20)      $(411.25)
  Discontinued operations...............................        5.92                       (98.97)
  Extraordinary item....................................      (22.58)
                                                          ----------      --------       --------
  Net loss..............................................  $   (23.24)     $(100.20)      $(510.22)
                                                          ==========      ========       ========
  Weighted average number of common shares
     outstanding........................................   1,245,760       124,036        124,036
                                                          ==========      ========       ========

                See notes to consolidated financial statements.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                        UNEARNED
                                 PREFERRED              ADDITIONAL   COMPENSATION --   RETAINED        TOTAL
                                   STOCK      COMMON     PAID-IN       RESTRICTED      EARNINGS    SHAREHOLDERS'
                                 SERIES B     STOCK      CAPITAL          STOCK        (DEFICIT)      EQUITY
                                 ---------   --------   ----------   ---------------   ---------   -------------
Shareholders' equity at January
  28, 1995 (124,036 common
  shares outstanding)..........     $ 7      $  6,511    $23,283         $             $ 52,052      $ 81,853
Net loss.......................                                                         (63,286)      (63,286)
                                    ---      --------    -------         -------       --------      --------
Shareholders' equity at
  February 3, 1996 (124,036
  common shares outstanding)...       7         6,511     23,283                        (11,234)       18,567
Net loss.......................                                                         (12,429)      (12,429)
                                    ---      --------    -------         -------       --------      --------
Shareholders' equity at
  February 1, 1997 (124,036
  common shares outstanding)...       7         6,511     23,283                        (23,663)        6,138
Net loss.......................                                                         (28,952)      (28,952)
Common stock issuance at
  bankruptcy emergence
  (12,372,960 common shares)...      (7)      191,580    (23,283)                                     168,290
Restricted shares issued
  (86,793 common shares).......                 1,260                     (1,225)                          35
                                    ---      --------    -------         -------       --------      --------
Shareholders' equity at January
  31, 1998 (12,583,789 common
  shares outstanding)..........     $        $199,351    $               $(1,225)      $(52,615)     $145,511
                                    ===      ========    =======         =======       ========      ========

                See notes to consolidated financial statements.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                             YEAR ENDED
                                                              -----------------------------------------
                                                              JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
                                                                 1998           1997           1996
                                                              -----------    -----------    -----------
Cash flows from operating activities:
  Net loss..................................................   $(28,952)      $(12,429)      $(63,286)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Provision for doubtful accounts.........................      8,636          6,680          5,878
    Deferred income taxes...................................     (7,877)                        5,270
    Provision for depreciation and amortization.............     11,849         13,139         15,768
    Loss on disposal of assets..............................        665          1,737          6,640
    Loss on equipment settlements...........................         74          7,458
    Stock-based compensation expense........................         85
    Payment to general unsecured creditors..................    (82,215)
    Discontinued operations.................................     (7,378)
    Extraordinary item......................................     28,131
    Changes in noncash assets and liabilities:
      Customer accounts receivable..........................      2,473        (10,118)        (9,621)
      Merchandise inventories...............................    (10,657)        (7,545)        23,980
      Refundable income taxes...............................     10,336
      Other current assets..................................      2,308         (5,331)        (2,841)
      Other long-term assets................................      1,566            916         (1,202)
      Discontinued operations...............................                                      583
      Accounts payable......................................     16,423         (2,710)        66,850
      Accrued liabilities...................................      1,113         (2,478)         8,063
      Deferred items........................................                       365          1,048
                                                               --------       --------       --------
         Net cash provided by (used in) operating
           activities.......................................    (53,420)       (10,316)        57,130
                                                               --------       --------       --------
Cash flows from investing activities:
  Capital expenditures......................................    (20,994)        (4,759)       (11,401)
  Proceeds from surrender of insurance policies.............                       271          3,000
  Proceeds from sale of property............................                     1,200
  Proceeds from sale of investment..........................                       300
  Acquisition of securitized receivables....................                                 (115,000)
                                                               --------       --------       --------
         Net cash used in investing activities..............    (20,994)        (2,988)      (123,401)
                                                               --------       --------       --------
Cash flows from financing activities:
  Net borrowings under asset securitization agreement.......    123,015
  Net borrowings (payments) on bankers' acceptance and
    revolving lines of credit...............................     10,960                        29,500
  Payments on long-term obligations.........................       (748)          (991)        (1,200)
  Debt acquisition costs....................................     (1,634)        (1,052)        (3,875)
  Net borrowings (payments) under DIP Facility..............    (57,773)         7,773         50,000
                                                               --------       --------       --------
         Net cash provided by financing activities..........     73,820          5,730         74,425
                                                               --------       --------       --------
Increase (decrease) in cash and equivalents.................       (594)        (7,574)         8,154
Cash and equivalents -- beginning of year...................      7,091         14,665          6,511
                                                               --------       --------       --------
Cash and equivalents -- end of year.........................   $  6,497       $  7,091       $ 14,665
                                                               ========       ========       ========
Supplemental cash flow information:
  Interest paid.............................................   $  6,945       $  6,929       $ 11,053
  Income taxes paid.........................................        497            335            300
Supplemental non-cash investing and financing activities:
  Property acquired from lease incentives...................   $     44       $    366       $  1,956
  Property acquired from lease settlements..................        235          3,142

                See notes to consolidated financial statements.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1.  CHAPTER 11 CASE

     On October 17, 1995 (the "Filing Date") , The Elder-Beerman Stores Corp. and its Subsidiaries (collectively, the "Company") filed petitions for relief under chapter 11 of the United States Bankruptcy Code ("Chapter 11"). From that time until December 30, 1997, the Company operated its business as a debtor in possession subject to the jurisdiction of the United States Bankruptcy Court for the Southern District of Ohio, Western Division (the "Bankruptcy Court").

     On December 30, 1997 (the "Effective Date"), the Company substantially consummated its Third Amended Joint Plan of Reorganization dated November 17, 1997, as amended, (the "Joint Plan"), which was confirmed by an order of the Bankruptcy Court entered on December 16, 1997.

     The consolidated financial statements of the Company during its Chapter 11 case are presented in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code ("SOP 90-7"). As of the Effective Date, the reorganization value of assets of the Company exceeded total liabilities. As such, in accordance with SOP 90-7, fresh-start accounting and reporting was not adopted.

     The Joint Plan establishes a reorganized Company, including a new Board of Directors, new benefit and compensation programs and agreements, a reorganization bonus paid to certain executives, authorization and issuance of shares of new common and preferred stock and the issuance of warrants. In addition, the Joint Plan provides for the settlement of prepetition liabilities subject to compromise, in the Company's Chapter 11 case in exchange for cash, shares of new common stock or reinstatement as liabilities of the reorganized Company.

     The cash disbursements upon the effectiveness of the Joint Plan are as follows:

Holders of general unsecured claims.........................    $79,698
Holders of unsecured claims against the Company's
  discontinued Margo's operations...........................      2,517
                                                                -------
          Total payments made to general unsecured
           creditors........................................    $82,215
                                                                =======

     The new common shares issued upon the effectiveness of the Joint Plan are as follows:

Holders of general unsecured claims.........................    12,279,611
Holders of old common stock interests.......................       124,036
Reorganization bonus to certain executives..................        93,349
                                                                ----------
                                                                12,496,996
                                                                ==========

     In addition to receiving new common shares, the holders of common stock prior to the Company's emergence from bankruptcy received 249,809 Series A Stock Warrants and 374,713 Series B Stock Warrants at the Effective Date. The holders of preferred stock prior to the Company's emergence from bankruptcy were awarded allowed claims as general unsecured claimants and, accordingly, are included in the general unsecured distributions described above (see Note 9).

     The value of cash and common stock required to be distributed under the Joint Plan to the Company's general unsecured creditors exceeded the value of the liabilities settled. Therefore, the Company recorded an

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES extraordinary loss related to the discharge of these prepetition liabilities. The extraordinary loss recorded by the Company is determined as follows:

Cash distribution to general unsecured creditors pursuant to
  the Joint Plan............................................    $  79,698
Fair value of new common stock issued to general unsecured
  creditors.................................................      178,300
                                                                ---------
                                                                  257,998
Less: General unsecured claims..............................     (229,867)
                                                                ---------
Extraordinary loss..........................................    $  28,131
                                                                =========

     The February 1, 1997, consolidated balance sheet includes liabilities subject to resolution in the Chapter 11 case. These liabilities are classified as liabilities subject to compromise under reorganization proceedings, and are comprised of the following:

                                                                FEBRUARY 1,
                                                                   1997
                                                                -----------
Accounts payable and accrued liabilities....................     $ 92,209
Unsecured debt..............................................      131,900
Secured debt................................................        2,455
Capital lease obligations...................................        2,834
Accrued interest............................................        2,277
                                                                 --------
                                                                 $231,675
                                                                 ========

2.  SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations -- The Company operates principally in midwestern states, through retail department stores and free-standing shoe stores. The women's specialty stores (Margo's La Mode, Inc.) were liquidated in 1995 (see
Note 14).

     Estimates -- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation -- The consolidated financial statements include the accounts of The Elder-Beerman Stores Corp. and subsidiaries (including The El-Bee Chargit Corp., a finance subsidiary). All significant intercompany balances and transactions have been eliminated in consolidation.

     Fiscal Year -- The Company's fiscal year ends on the Saturday nearest January 31. Fiscal years 1997 and 1996 consist of 52 weeks, and fiscal year 1995 consists of 53 weeks ended January 31, 1998, February 1, 1997, and February 3, 1996, respectively.

     Cash and Equivalents -- The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

     Customer Accounts Receivable -- Customer accounts receivable are classified as current assets since the average collection period is generally less than one year.

     Merchandise Inventories -- Retail inventory is determined principally by the retail method applied on a last-in, first-out (LIFO) basis and is stated at the lower of cost or market. If the first-in, first-out (FIFO) basis had been used, inventories would be higher by $6,657 at January 31, 1998 and $8,043 at February 1, 1997.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

     Property is stated at cost less accumulated depreciation determined by the straight-line method over the expected useful lives of the assets. Assets held under capital leases and related obligations are recorded initially at the lower of fair market value or the present value of the minimum lease payments. The straight-line method is used to amortize such capitalized costs over the lesser of the expected useful life of the asset or the life of the lease. The estimated useful lives by class of asset are:

Buildings...................................................    25 to 50 years
Leasehold improvements......................................    10 to 20 years
Furniture, fixtures and equipment...........................     3 to 10 years

     Other assets include the value assigned to lease agreements acquired in an acquisition that is being amortized over the lease terms. The Company continually evaluates, based upon income and/or cash flow projections and other factors as appropriate, whether events and circumstances have occurred that indicate that the remaining estimated useful life of the asset warrants revision or that the remaining balance of this asset may not be recoverable.

     During fiscal year 1995, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Upon the adoption of SFAS No. 121, the Company recognized an impairment loss of $551 related to the value assigned to lease agreements associated with closed stores, which is included in cost of merchandise sold, occupancy and buying expenses.

     Revenues are recognized on merchandise inventory sold upon receipt by the customer. Finance revenue is generated by outstanding customer accounts receivable and recognized as interest is accrued on these outstanding balances.

     Pre-opening costs associated with opening new stores are expensed as incurred.

     Advertising Expense -- The cost of advertising is expensed as incurred.

     Net earnings (loss) per common share are computed by dividing net earnings
(loss) by the weighted average number of common shares outstanding during the year. Stock options, restricted shares and warrants outstanding at January 31, 1998, represent potential common shares and are not included in computing diluted earnings per share as the effect on the current year would be antidilutive. Share and per share amounts for all periods presented have been restated to reflect the adoption of SFAS No. 128, Earnings Per Share, and the effect of the issuance of new common stock upon the Company's emergence from bankruptcy.

     Stock Options -- The Company measures compensation cost for stock options issued to employees using the intrinsic value based method of accounting in accordance with Accounting Principles Board Opinion No. 25.

     Financial Instruments -- The Company utilizes interest rate swap agreements to manage its interest rate risks when receivables are sold under asset securitization programs or other borrowings. The Company does not hold or issue derivative financial instruments for trading purposes. The Company does not have derivative financial instruments that are held or issued and accounted for as hedges of anticipated transactions. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. Gains or losses on terminated interest rate swap agreements are included in long-term liabilities or assets and amortized to interest expense over the shorter of the original term of the agreements or the life of the financial instruments to which they are matched. Gains or losses on the mark-to-market for interest rate swap agreements that do not qualify for hedge accounting are recorded as income or expense each period.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

     Reclassifications -- Certain amounts in the fiscal 1996 and 1995 financial statements have been reclassified to conform with the fiscal 1997 presentation.

3.  CUSTOMER ACCOUNTS RECEIVABLE

     Customer accounts receivable, which represent finance subsidiary receivables (Note 4), are classified as shown in the following table. Interest is charged at an annual rate of 18% to 21%, depending on state law.

                                                              JANUARY 31,    FEBRUARY 1,
                      TYPE OF ACCOUNT                            1998           1997
                      ---------------                         -----------    -----------
Optional and other..........................................   $131,825       $140,623
Deferred payment............................................      9,736         12,239
                                                               --------       --------
          Total.............................................    141,561        152,862
Less:
  Allowance for doubtful accounts...........................     (4,177)        (3,800)
  Unearned interest on deferred contracts...................       (679)        (1,248)
                                                               --------       --------
     Customer accounts receivable, net......................   $136,705       $147,814
                                                               ========       ========

                                                                  YEAR ENDED
                                                   -----------------------------------------
                                                   JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
                                                      1998           1997           1996
                                                   -----------    -----------    -----------
Allowance for doubtful accounts:
  Balance, beginning of year.....................    $3,800         $3,200         $1,700
  Provision......................................     8,636          6,680          5,878
  Charge offs, net of recoveries.................    (8,259)        (6,080)        (4,378)
                                                     ------         ------         ------
  Balance, end of year...........................    $4,177         $3,800         $3,200
                                                     ======         ======         ======

     Customer accounts receivable result from the Company's proprietary credit card sales to customers residing principally in the midwestern states. As such, the Company believes it is not dependent on a given industry or business for its customer base and therefore has no significant concentration of credit risk.

     Deferred payment accounts include the remaining unearned interest charge to be received. Unearned interest is amortized to finance income using the effective interest method.

4.  FINANCE SUBSIDIARY

     The El-Bee Chargit Corp. ("Chargit") purchases substantially all Elder-Beerman and subsidiaries' proprietary credit card receivables; such receivables are purchased at a 2% discount (as of January 1998, 3% discount). Customer accounts receivable held by the finance subsidiary are included in Note 3; purchase discounts are eliminated in consolidation.

                                                              JANUARY 31,    FEBRUARY 1,
                       BALANCE SHEETS                            1998           1997
                       --------------                         -----------    -----------
Assets:
  Customer accounts receivable -- net.......................   $136,705       $147,814
  Unamortized purchase discount.............................     (2,923)        (3,057)
  Intercompany -- prepetition...............................                     4,845
  Other assets..............................................      3,658          2,295
                                                               --------       --------
          Total.............................................   $137,440       $151,897
                                                               ========       ========

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

                                                              JANUARY 31,    FEBRUARY 1,
                       BALANCE SHEETS                            1998           1997
                       --------------                         -----------    -----------
Liabilities and shareholder's equity:
  Liabilities...............................................   $    519       $  2,286
  Intercompany -- postpetition..............................      7,230        114,769
  Liabilities subject to compromise.........................                       445
  Long-term financing.......................................    123,015
  Shareholder's equity......................................      6,676         34,397
                                                               --------       --------
          Total.............................................   $137,440       $151,897
                                                               ========       ========

                                                                  YEAR ENDED
                                                   -----------------------------------------
                                                   JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
            STATEMENTS OF OPERATIONS                  1998           1997           1996
            ------------------------               -----------    -----------    -----------
Revenues:
  Financing (net of securitization expense of
     $5,933, for fiscal 1995)....................    $26,574        $27,451        $18,913
  Purchase discount..............................      5,507          5,277          5,594
                                                     -------        -------        -------
          Total revenues.........................     32,081         32,728         24,507
                                                     -------        -------        -------
Expenses:
  Occupancy costs................................        322            298            300
  Selling, general and administrative............      6,691          6,219          6,186
  Provision for doubtful accounts................      8,636          6,680          5,878
  Other (income) expense.........................        611         (1,106)
  Interest expense...............................        748
                                                     -------        -------        -------
          Total expenses.........................     17,008         12,091         12,364
                                                     -------        -------        -------
Income before reorganization items and income
  taxes..........................................     15,073         20,637         12,143
Reorganization items.............................        (31)                       (5,288)
                                                     -------        -------        -------
Income before income taxes and extraordinary
  item...........................................    $15,042        $20,637        $ 6,855
                                                     =======        =======        =======

     On December 30, 1997, Chargit entered into a three-year variable-rate securitization loan agreement ("Securitization Facility") with a commercial bank, in which Chargit's customer accounts receivable are pledged as collateral under the related Securitization Facility (see Note 6). The Securitization Facility is a revolving arrangement whereby Chargit can borrow up to $125,000. As of January 31, 1998, borrowings on Chargit's financial statements were $123,015.

     On December 30, 1997, as a requirement of the Securitization Facility, the Company entered into an interest rate swap agreement with a notional amount of $115,000, expiring September 28, 2001, to reduce the impact of interest rate changes on future interest expense. This agreement has been matched to the Securitization Facility to reduce the impact of interest rate changes on cash flows.

     Prior to the Filing Date, the Company had a variable rate asset securitization agreement with a commercial bank whereby it could sell up to $115,000 of customer accounts receivable. The Company sold approximately $115,000 of customer accounts receivable under this agreement. These receivables were sold with a repurchase liability for balances ultimately determined to be uncollectible. As a result of the bankruptcy filing, the Company discontinued its accounts receivable sale program and terminated its asset securitization agreement.

     Upon termination of the accounts receivable sale program, the notional amount of the effective interest rate swap agreements hedged against receivables sold was $55,000. This notional amount was unmatched and a

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

$5,025 mark-to-market adjustment was recorded as reorganization expense in fiscal 1995. For the period from the Filing Date to the Effective Date, the estimated market value of the interest rate swaps were recorded as liabilities subject to compromise. Mark-to-market adjustments of $619 and ($1,106) are recorded as other expense (income) in fiscal 1997 and 1996, respectively. The unmatched interest rate swap agreement was paid off in December 1997.

     The Company utilizes interest rate swap agreements to effectively establish long-term fixed rates on borrowings under the Securitization Facility, thus reducing the impact of interest rate changes on future income. These swap agreements involve the receipt of variable rate amounts in exchange for fixed rate interest payments over the life of the agreement. The differential between the fixed and variable rates to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense. The Company has outstanding swap agreements with notional amounts totaling $115,000 and $55,000 for the fiscal years ended 1997 and 1996, respectively.

     The Company is exposed to credit related losses in the event of non-performance by the counterparties to the swap agreements. All counterparties are rated A or higher by Moody's and Standard and Poor's and the Company does not anticipate non-performance by any of its counterparties.

5.  OTHER ASSETS

                                                              JANUARY 31,    FEBRUARY 1,
                                                                 1998           1997
                                                              -----------    -----------
Deferred tax asset..........................................    $ 5,282        $
Value assigned to lease agreements..........................      3,042          3,554
Receivables from developers.................................                     2,380
Unamortized debt issuance costs.............................        909            454
Import deposits.............................................      2,555          2,555
Other.......................................................      2,966          2,947
                                                                -------        -------
                                                                $14,754        $11,890
                                                                =======        =======

     Receivables from developers represent receivables related to lease incentives, in the form of construction reimbursements and advertising allowances and are included in other long-term assets in fiscal 1996 because payment of certain construction reimbursements by the developer to the Company are contingent on the Company's lease assumption and/or payments for construction work performed. In fiscal 1997, these amounts are classified as current because the Company expects to receive all amounts in fiscal 1998.

6.  LONG-TERM OBLIGATIONS

     On December 30, 1997, the Company entered into a three-year $125,000 Revolving Credit Facility ("Credit Facility") and Securitization Facility that effectively replaced the prior DIP Facility and paid certain liabilities subject to compromise and administrative claims.

     The Credit Facility provides for borrowings and letters of credit in an aggregate amount up to $125,000, subject to a borrowing base formula based primarily on merchandise inventories. There was a $30,000 sublimit for letters of credit, which was temporarily increased to $60,000 in fiscal 1998. Borrowings bear interest at either prime plus 37.5 basis points or LIBOR plus 137.5 basis points through January 1999. Subsequent to January 1999, the interest rate on these borrowings can fluctuate based on certain financial ratios of the Company. As of January 31, 1998, the Company had $10,960 in outstanding borrowings, $8,167 in outstanding letters of credit and approximately $51,000 available for additional borrowings under the Credit Facility.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

     The Securitization Facility provides for the Company to borrow up to $125,000. The borrowings under this facility are subject to a borrowing base formula based primarily on outstanding consumer accounts receivable. Borrowings bear interest at approximately 1-month LIBOR plus 50 basis points.

     Certain financial covenants related to debt, capital expenditures, interest and fixed charge expenditures are included in these agreements. Additionally, there are certain other restrictive covenants including limitations on the incurrence of additional liens, indebtedness, payment of dividends, distributions or other payments on and repurchases of outstanding capital stock, investments, mergers, stock transfers and sales of assets. Certain ratios related to the performance of the accounts receivable portfolio are also included.

     Long-term obligations consist of the following:

                                                              JANUARY 31,    FEBRUARY 1,
                                                                 1998           1997
                                                              -----------    -----------
DIP Facility................................................   $               $57,773
Revolving credit arrangement................................                     3,600
Unsecured credit facility:
  Eurodollar borrowings.....................................                    40,000
  Bankers' acceptances......................................                    13,300
  Competitive bid advances..................................                     5,000
Unsecured senior notes payable, Series A-C..................                    50,000
Unsecured senior notes payable..............................                    20,000
Mortgage note payable, 9.75%................................      2,669          2,727
Industrial development revenue bonds, variable rates based
  on published index of tax-exempt bonds (5.15%)............      4,260          5,555
Capital lease obligations (Note 7)..........................      2,225          2,834
Credit facility (8.0%)......................................     10,960
Securitization facility (5.9%)..............................    123,015
                                                               --------        -------
          Total.............................................    143,129        200,789
Less:
  Liabilities subject to compromise.........................                   137,189
  DIP Facility..............................................                    57,773
  Current portion of long-term obligations, not subject to
     compromise.............................................      1,105            158
                                                               --------        -------
Net long-term obligations...................................   $142,024        $ 5,669
                                                               ========        =======

     Maturities of borrowings are $1,105 in 1998, $951 in 1999, $134,942 in 2000, $870 in 2001, $362 in 2002, and $4,899 thereafter.

     Collateral for the industrial development revenue bonds and the mortgage note payable is land, buildings, furniture, fixtures and equipment with a net book value of $5,675 at January 31, 1998. Mechanics' liens have been filed in respect of improvements made to certain properties.

7.  LEASES

     The Company leases retail store properties and certain equipment. Generally, leases are net leases that require the payment of executory expenses such as real estate taxes, insurance, maintenance and other operating costs, in addition to minimum rentals. Leases for retail stores generally contain renewal or purchase options, or both, and generally provide for contingent rentals based on a percentage of sales.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

     Minimum annual rentals, for leases having initial or remaining noncancelable lease terms in excess of one year at January 31, 1998, are as follows:

                                                              OPERATING    CAPITAL
                        FISCAL YEAR                            LEASES      LEASES
                        -----------                           ---------    -------
  1998......................................................  $ 18,099     $  824
  1999......................................................    16,203        584
  2000......................................................    13,676        525
  2001......................................................    11,459        347
  2002......................................................    10,358        174
  Thereafter................................................    77,872        121
                                                              --------     ------
  Minimum lease payments....................................  $147,667      2,575
                                                              ========
  Less imputed interest.....................................                  350
                                                                           ------
  Present value of net minimum lease payments...............               $2,225
                                                                           ======

                                                                YEAR ENDED
                                                 -----------------------------------------
                                                 JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
                 RENT EXPENSE                       1998           1997           1996
                 ------------                    -----------    -----------    -----------
Operating leases:
  Minimum......................................    $17,677        $20,489        $23,228
  Contingent...................................      2,108          2,136          2,766
                                                   -------        -------        -------
          Total rent expense...................    $19,785        $22,625        $25,994
                                                   =======        =======        =======

                                                              JANUARY 31,    FEBRUARY 1,
              ASSETS HELD UNDER CAPITAL LEASES                   1998           1997
              --------------------------------                -----------    -----------
Buildings...................................................    $11,033        $11,033
Equipment...................................................        235
Less accumulated depreciation and amortization..............     (9,997)        (9,565)
                                                                -------        -------
Net.........................................................    $ 1,271        $ 1,468
                                                                =======        =======

     Assets acquired under capital leases are included in the consolidated balance sheets as property, while the related obligations are included in long-term obligations (see Note 6).

8. INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                                  YEAR ENDED
                                                   -----------------------------------------
                                                   JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
                                                      1998           1997           1996
                                                   -----------    -----------    -----------
Current:
  Federal........................................  $               $              $(10,400)
  State and local................................          465          360            504
                                                   -----------     --------       --------
                                                           465          360         (9,896)
                                                   -----------     --------       --------

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

                                                                  YEAR ENDED
                                                   -----------------------------------------
                                                   JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
                                                      1998           1997           1996
                                                   -----------    -----------    -----------
Deferred:
  Net operating losses and tax credit
     carryforwards...............................       (5,529)     (13,560)        (6,487)
  Interest.......................................       (6,119)       6,119
  Deferred income................................        1,804        1,513           (270)
  Discontinued operations........................        2,362          158           (274)
  Other..........................................        3,364         (725)        (4,200)
  Valuation allowance............................       (3,759)       6,495         20,787
                                                   -----------     --------       --------
                                                        (7,877)                      9,556
                                                   -----------     --------       --------
     Income tax expense (benefit)................  $    (7,412)    $    360       $   (340)
                                                   ===========     ========       ========
Income statement classification:
  Continuing operations..........................  $    (7,412)    $    360       $ (2,332)
  Discontinued operations........................                                    1,992
                                                   -----------     --------       --------
          Total..................................  $    (7,412)    $    360       $   (340)
                                                   ===========     ========       ========

     The current tax benefit in fiscal 1995 includes the carryback of net operating losses for a refund of prior taxes paid. During fiscal 1997, this income tax refund was received by the Company.

     The following table summarizes the major differences between the actual income tax provision attributable to continuing operations and taxes computed at the federal statutory rates:

                                                   JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
                                                      1998           1997           1996
                                                   -----------    -----------    -----------
Federal statutory tax rate.......................    $(5,464)     $    (4,224)    $(18,670)
State and local taxes............................        465              360          504
Valuation allowance..............................     (7,579)           3,767       15,824
Permanent items..................................      5,166              457           10
                                                     -------      -----------     --------
Income taxes.....................................    $(7,412)     $       360     $ (2,332)
                                                     =======      ===========     ========
Effective tax (benefit) rate.....................      (47.5)%             --%        (4.4)%
                                                     =======      ===========     ========

     Deferred income taxes consist of the following:

                                                              JANUARY 31,    FEBRUARY 1,
                                                                 1998           1997
                                                              -----------    -----------
Deferred tax assets:
  Net operating losses and tax credit carryforwards.........    $25,576        $20,047
  Discontinued operations...................................                     2,362
  Deferred income...........................................        602          2,406
  Bad debts.................................................      1,518          1,414
  Other.....................................................      4,280          7,517
                                                                -------        -------
                                                                 31,976         33,746
  Valuation allowance.......................................    (23,523)       (27,282)
                                                                -------        -------
          Total deferred tax assets.........................      8,453          6,464
                                                                -------        -------

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

                                                              JANUARY 31,    FEBRUARY 1,
                                                                 1998           1997
                                                              -----------    -----------
Deferred tax liabilities:
  Interest expense..........................................                     6,119
  Other.....................................................        576            345
                                                                -------        -------
          Total deferred tax liabilities....................        576          6,464
                                                                -------        -------
     Net....................................................    $ 7,877        $
                                                                =======        =======
Included in the balance sheets:
Current assets -- deferred tax asset........................    $ 2,595        $
Other assets................................................      5,282
                                                                -------        -------
     Net deferred tax assets................................    $ 7,877        $
                                                                =======        =======

     Permanent items consist primarily of bankruptcy related expenses that are not deductible for tax purposes. The net operating loss carryforwards, tax credit carryforwards, and other deferred tax assets will result in future benefits only if the Company has taxable income in future periods. In accordance with SFAS No. 109, Accounting for Income Taxes, a valuation allowance has been recorded for the tax effect of a portion of the future tax deductions and tax credit carryforwards.

     The federal net operating loss carryforward is approximately $64,000 and is available to reduce federal taxable income through 2012. The tax credit carryforward is approximately $2,600; of which $600 will expire in 2009 and 2010, and the balance is an indefinite carryforward.

9.  EMPLOYEE BENEFIT PLANS

     A defined-contribution employee benefit plan (the "Plan") covers substantially all employees. The Company may contribute to the Plan based on a percentage of compensation and on a percentage of income before income taxes. No contributions were made in fiscal years 1997, 1996 and 1995. Eligible employees can make contributions to the Plan through payroll withholdings of one to fifteen percent of their annual compensation.

     The Plan includes an employee stock ownership component. At February 1, 1997, the Plan held all of the outstanding preferred shares of the Company. These preferred shares were included in the settlement of the general unsecured claims on December 30, 1997 (See Note 1). The preferred shares were settled with a distribution of $4,184 in cash and issuance of 644,680 common shares.

     A Stock Purchase Plan was established under the Joint Plan. The Stock Purchase Plan provides for the Company's employees to purchase Elder-Beerman common stock at a 15% discount. Employees can make contributions to the Plan through payroll withholdings of one percent to ten percent of their annual compensation, up to a maximum of $25 per year. A total of 625,000 shares of common stock are registered and unissued under this plan.

10.  BONUS PLANS

     In 1995, the Company established a key employee retention program (the "KERP"). The KERP provided for bonus payments to be made during the Company's bankruptcy proceedings based on operating results and continued employment. Expenses of $4,000 and $4,994 were recorded in fiscal years 1997 and 1996, respectively.

11.  TRANSACTIONS WITH RELATED PARTIES

     The Company leased real estate under operating leases from certain affiliated entities, and made payments to these related parties totaling $3,247, $3,742 and $4,129 in fiscal years 1997, 1996 and 1995, respectively. As a

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES result of the issuance of new common shares of the Company as of the Effective Date (see Note 1), these entities' are no longer related parties at January 31, 1998. Balances with related parties at February 1, 1997 were as follows:

Customer accounts receivable................................    $368
Other current assets........................................      60
Other long-term assets......................................     460
Accounts payable and other liabilities......................     536
Liabilities subject to compromise...........................     951

12.  SHAREHOLDERS' EQUITY

     The Company authorized 25 million no par new common shares effective with the Company's bankruptcy emergence. Under a Rights Agreement, each outstanding common share presently has one right attached that trades with the common share. Generally, the rights become exercisable and trade separately after a third party acquires 20% or more of the common shares or commences a tender offer for a specified percentage of the common shares. Upon the occurrence of certain additional triggering events specified in the Rights Agreement, each right would entitle its holder (other than, in certain instances, the holder of 20% or more of the common shares) to purchase common shares of the Company at an exercise price of 50% of the then-current common share market value. The rights expire on December 30, 1998, unless the Board of Directors takes action prior to that date to extend the rights, and are presently redeemable at $.01 per right.

     At December 30, 1997, the Company issued shares of common stock to its general unsecured claimants, which included 644,680 shares of common stock issued in satisfaction of the claims of the old Series B Preferred Shareholders. The Board of Directors has the authority to issue five million shares of new preferred stock. At January 31, 1998, these shares are unissued.

13.  STOCK-BASED COMPENSATION

     During the fourth quarter of 1997, stock options and restricted shares were granted to designated employees and nonemployee directors under the new Equity and Performance Incentive Plan. This plan also authorizes the Company's Board of Directors to grant appreciation rights, deferred shares, performance shares and performance units. Awards relating to 2,250,000 shares are authorized for issuance under this plan and awards related to 1,310,000 shares have been issued as of January 31, 1998.

     On December 30, 1997, 773,000 stock options with an exercise price of $10.89 per share were granted to directors, officers and key employees under the Equity and Performance Incentive Plan. The options granted have a maximum term of ten years and vest over a period of three to five years. At January 31, 1998, none of the 773,000 stock options outstanding are exercisable. The following table summarizes the fair value of options granted using the Black-Scholes Option Pricing Model:

Fair value of options granted during the year...............    $   8.63
Weighted average assumptions used for grants:
  Expected dividend yield...................................           0%
  Expected volatility.......................................          35%
  Risk-free interest rate...................................         6.5%
  Expected life.............................................     7 years

     The Restricted Stock Plan provides for the issuance of restricted common shares to certain employees and nonemployee directors of the Company. These shares have a vesting period of three years. There were 86,793 shares awarded under this plan in January 1998. The fair value of the restricted shares awarded is $1,260 and is being amortized over the three year vesting period.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

     Total compensation costs charged to loss from continuing operations before income taxes for all stock-based compensation awards was approximately $85 in fiscal 1997. Had compensation costs been determined based on the fair value method of SFAS No. 123 for all plans, the Company's net loss and loss per common share would have been increased to the following pro forma amounts:

                                                                YEAR ENDED
                                                                JANUARY 31,
                                                                   1998
                                                                -----------
Net loss:
  As reported...............................................     $(28,952)
  Pro forma.................................................      (29,018)
Loss per common share:
  As reported...............................................       (23.24)
  Pro forma.................................................       (23.29)

14.  DISCONTINUED OPERATIONS

     In fiscal 1994, the Company adopted formal plans to dispose of its subsidiaries, Margo's La Mode, Inc. ("Margo's") and The Bee-Gee Shoe Corp. ("Bee Gee") and recorded reserves for loss on disposal of $9,834, net of tax benefit of $5,066. During fiscal 1995, the Company was unsuccessful in its attempt to sell Margo's and decided to liquidate the subsidiary. During fiscal 1996, management determined the value of Bee Gee would be more effectively realized by retaining Bee Gee as a part of the Company's ongoing operations.

     Based on management's estimates and the change in the disposition strategy of Margo's in 1995, the Company provided an additional reserve of $19,262 (including income tax expense of $1,992) for the discontinued operations of Margo's. The discontinued operations expense of $12,276 for fiscal 1995 includes the additional reserve for Margo's net of the reversal of reserves for Bee Gee of $6,986 as a result of management's decision in fiscal 1996, previously discussed. Margo's operating losses of $322, $451 and $16,419 were charged against the reserve for discontinued operations for fiscal years 1997, 1996 and 1995, respectively. Margo's net sales were $34,227 in 1995. Margo's did not have any sales subsequent to fiscal 1995.

     The settlement of Margo's liabilities subject to compromise and other liabilities upon the Company's emergence from bankruptcy during fiscal 1997 resulted in a net gain from discontinued operations of $7,378. The Company was able to utilize operating loss carryforwards that were fully reserved in prior years to offset the income tax expense related to the gain on discontinued operations. Therefore, there is no income tax expense recorded in connection with this gain.

15.  REORGANIZATION ITEMS

     Reorganization costs consist of the following:

                                                                  YEAR ENDED
                                                   -----------------------------------------
                                                   JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
                                                      1998           1997           1996
                                                   -----------    -----------    -----------
Professional fees................................    $15,505        $ 8,612        $ 3,586
Equipment lease settlements......................         74          7,458
Restructuring....................................      6,852          4,497          8,897
Adjustment to liabilities subject to
  compromise.....................................      2,326
Reorganization bonus.............................      2,100
Financing costs..................................        685          3,081          2,203
Market value adjustments of interest rate
  swaps..........................................                                    5,025
                                                     -------        -------        -------
          Total..................................    $27,542        $23,648        $19,711
                                                     =======        =======        =======

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

     Subsequent to the Chapter 11 filings, the Company began restructuring its business and decided, among other things, to close two outlet stores and certain Bee Gee locations and discontinue certain vendors in fiscal 1995 and closed a furniture store in fiscal 1996. In fiscal 1997 the Company closed two department stores and discontinued certain departments. Property impairment, severance and certain store closing costs are included in restructuring costs. The Company negotiated various equipment lease settlements primarily during fiscal 1996. Equipment lease settlement costs primarily resulted from renegotiated leases where cash payments and unsecured claims satisfied under the Joint Plan were granted in exchange for ownership of the equipment and relief from other claims previously filed in connection with the underlying leases.

     In 1995, the market value adjustments of interest rate swaps represent the recognition of losses on interest rate swaps previously hedged against accounts receivable sold. Financing costs include the write-off of the unamortized balance of previously deferred financing costs and amortization of fees associated with the DIP facility.

16.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

          Cash and Equivalents -- The carrying amount approximates fair value because of the short maturity of those instruments.

          Accounts Receivable and DIP Facility -- The net carrying amount approximates fair value because of the relatively short average maturity of the instruments.

          Long-term Debt -- The carrying amount approximates fair value as a result of the variable-rate based borrowings.

          Interest Rate Swap Agreements -- The fair value of interest rate swaps is based on the quoted market prices that the Company would pay to terminate the swap agreements at the reporting date. The following table summarizes the carrying amount and estimated fair value of the interest rate swap agreements.

                                                JANUARY 31, 1998       FEBRUARY 1, 1997
                                               -------------------    -------------------
                                               CARRYING     FAIR      CARRYING     FAIR
                                                AMOUNT      VALUE      AMOUNT      VALUE
                                               --------    -------    --------    -------
Financial instruments -- interest rate
  swaps......................................  $           $          $(1,415)    $(1,415)
Unrecognized financial
  instruments -- interest rate swaps.........               (1,548)      (579)       (844)

17.  COMMITMENTS AND CONTINGENCIES

     Litigation -- The Company is a party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. In addition, as a result of the bankruptcy case, the Company remains subject to the jurisdiction of the Bankruptcy Court for matters relating to the consummation of the Joint Plan. Management believes the outcome of any of the litigation matters that will have a material effect on the Company's results of operations, cash flows or financial position have been appropriately accrued.

     Insurance -- The Company is self-insured for employee medical and workers' compensation subject to limitations for which insurance has been purchased. Management believes that those claims reported and not paid and claims incurred, but not yet reported, are appropriately accrued.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                              MAY 2, 1998    JANUARY 31, 1998
                                                              -----------    ----------------
ASSETS
Current assets:
  Cash and equivalents......................................   $  6,413          $  6,497
  Customer accounts receivable (less allowance for doubtful
     accounts:
     May 2, 1998 -- $3,883; January 31, 1998 -- $4,177).....    126,762           136,705
  Merchandise inventories...................................    154,772           137,507
  Other current assets......................................     11,524            12,646
                                                               --------          --------
          Total current assets..............................    299,471           293,355
Property, fixtures and equipment, less accumulated
  depreciation and amortization.............................     62,589            63,256
Other assets................................................     15,105            14,754
                                                               --------          --------
          Total assets......................................   $377,165          $371,365
                                                               ========          ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term obligations..................   $  1,105          $  1,105
  Accounts payable..........................................     42,658            49,005
  Other accrued liabilities.................................     26,069            29,186
                                                               --------          --------
          Total current liabilities.........................     69,832            79,296
Long-term obligations, less current portion.................    153,059           142,024
Deferred items..............................................      9,002             4,534
                                                               --------          --------
          Total liabilities.................................    231,893           225,854
Shareholders' equity:
  Common stock, no par, 12,671,777 shares on May 2, 1998 and
     12,583,789 shares on January 31, 1998 issued and
     outstanding............................................    201,031           199,351
  Unearned compensation -- restricted stock, net............     (2,708)           (1,225)
  Deficit...................................................    (53,051)          (52,615)
                                                               --------          --------
          Total shareholders' equity........................    145,272           145,511
                                                               --------          --------
          Total liabilities and shareholders' equity........   $377,165          $371,365
                                                               ========          ========

                  See notes to condensed financial statements.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                         13 WEEKS ENDED
                                                                --------------------------------
                                                                 MAY 2, 1998       MAY 3, 1997
                                                                --------------    --------------
Revenues:
  Net sales.................................................     $   126,724       $   119,821
  Financing.................................................           6,498             6,734
                                                                 -----------       -----------
          Total revenues....................................         133,222           126,555
Costs and expenses:
  Cost of merchandise sold, occupancy, and buying
     expenses...............................................          91,827            86,677
  Selling, general, administrative, and other expenses......          37,724            37,480
  Provision for doubtful accounts...........................           1,577             1,080
  Interest expense..........................................           2,804             1,468
  Other income..............................................                              (244)
                                                                 -----------       -----------
          Total costs and expenses..........................         133,932           126,461
Income (loss) before reorganization items and income tax
  benefit...................................................            (710)               94
Reorganization items........................................                            (3,363)
                                                                 -----------       -----------
Loss before income tax benefit..............................            (710)           (3,269)
Income tax benefit..........................................             274
                                                                 -----------       -----------
Net loss....................................................     $      (436)      $    (3,269)
                                                                 ===========       ===========
Basic and diluted net loss per common share.................     $     (0.03)      $    (26.36)
                                                                 -----------       -----------
Weighted average number of shares outstanding...............      12,496,996           124,036
                                                                 ===========       ===========

                  See notes to condensed financial statements.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                    13 WEEKS ENDED
                                                              --------------------------
                                                              MAY 2, 1998    MAY 3, 1997
                                                              -----------    -----------
Cash flows from operating activities:
  Net loss..................................................   $   (436)      $ (3,269)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................      3,227          2,997
     Changes in operating assets and liabilities, net.......    (11,383)        (6,521)
                                                               --------       --------
       Net cash used in operating activities................     (8,592)        (6,793)
Cash flows from investing activities
  Capital expenditures, net.................................     (2,492)        (2,248)
                                                               --------       --------
       Net cash used in investing activities................     (2,492)        (2,248)
Cash flows from financing activities:
  Net borrowings under debtor-in-possession agreement.......                    11,097
  Net payments under asset securitization agreement.........    (10,937)
  Net borrowings under revolving lines of credit............     22,253
  Payments on long-term obligations.........................       (281)          (114)
  Other.....................................................        (35)
                                                               --------       --------
     Net cash provided by financing activities..............     11,000         10,983
                                                               --------       --------
Increase (decrease) in cash and equivalents.................        (84)         1,942
Cash and equivalents -- beginning of period.................      6,497          7,091
                                                               --------       --------
Cash and equivalents -- end of period.......................   $  6,413       $  9,033
                                                               ========       ========
Supplemental cash flow information
  Interest paid.............................................   $  2,568       $  1,736

                  See notes to condensed financial statements.

                THE ELDER-BEERMAN STORES CORP. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)
1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements include accounts of The Elder-Beerman Stores Corp. and its wholly-owned subsidiaries (the "Company"). All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (primarily consisting of normal recurring accruals) considered necessary for a fair presentation for all periods presented have been made.

     On December 30, 1997, the Company substantially consummated its Third Amended Joint Plan of Reorganization, dated November 17, 1997, as amended (the "Plan"), which was confirmed by an order of the United States Bankruptcy Court for the Southern District of Ohio, Western Division (the "Bankruptcy Court") entered on December 16, 1997. Accordingly, the condensed consolidated financial statements as of and for the 13 weeks ended May 3, 1997, are presented in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. The reorganization expense for the 13 weeks ended May 3, 1997 consists of professional fees and other bankruptcy related expenses.

     Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The Company's business is seasonal in nature and the results of operations for the interim periods are not necessarily indicative of the results for the full fiscal year. It is suggested these condensed consolidated financial statements be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended January 31, 1998.

2.  PER SHARE AMOUNTS

     Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding. Stock options, restricted shares, and warrants outstanding represent potential common shares and are not included in computing diluted earnings per share as the effect would by antidilutive.

3.  STOCK-BASED COMPENSATION

     During the first quarter of 1998, stock options and restricted shares were granted to designated employees under the Company's Equity and Performance Incentive Plan. A total of 15,000 stock options with an exercise price of $10.89 per share and 135,000 stock options with an exercise price of $21.00 per share were granted. These options granted have a maximum term of ten years and vest over a period of five years.

     Also, during the first quarter of 1998, 80,000 shares of restricted stock were awarded under the Company's Equity and Performance Incentive Plan. These shares have a vesting period of three years. The fair value of the restricted shares awarded is $1,680 and is being amortized over the three-year period.

     Non-employee directors may take all or a portion of their annual base retainer fee in the form of a discounted stock option. During the first quarter of 1998, a total of 4,722 stock options, with an exercise price of $12.375, were granted under this plan. These options become vested on January 31, 1999.

4.  LEASES

     During the first quarter of 1998, the Company entered into two operating lease commitments for retail department store property and leasehold improvements. These lease agreements have minimum lease payments in fiscal 1998 of $2,791 and $3,513 each year from fiscal 1999 through fiscal 2002.

5.  COMPREHENSIVE INCOME

     Effective February 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. Adoption of this standard had no impact on the Company's financial position and results of operations. Accordingly, comprehensive income was a loss of $436 for the 13 weeks ended May 2, 1998 and a loss of $3,469 for the 13 weeks ended May 3, 1997.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Stone & Thomas:

     We have audited the accompanying consolidated balance sheets of Stone & Thomas and subsidiaries (the "Company") as of January 31, 1998 and February 1, 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stone & Thomas and subsidiaries as of January 31, 1998 and February 1, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements for the fiscal year ended January 31, 1998 have been prepared assuming the Company will continue as a going concern. As discussed in Note 9 to the consolidated financial statements, the Company's recurring losses from operations and difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note
9. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 10 to the consolidated financial statements, on June 12, 1998 the Company entered into a letter of intent, subject to certain conditions, with The Elder-Beerman Stores Corp., which provides for the purchase of all of the Company's outstanding stock.

DELOITTE & TOUCHE LLP

May 21, 1998 (June 18, 1998 as to
  Notes 3, 9 and 10)
Pittsburgh, Pennsylvania

                        STONE & THOMAS AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                        MAY 2,       JANUARY 31,    FEBRUARY 1,
                                                         1998           1998           1997
                                                        ------       -----------    -----------
                                                      (UNAUDITED)
ASSETS
Current assets:
  Accounts receivable -- trade, net of allowance for
     doubtful accounts of $418,000..................  $   877,893    $   684,008    $   892,156
  Income tax receivable.............................       33,487         33,487      1,368,000
  Inventories.......................................   32,913,778     28,646,453     35,526,803
  Prepaid expenses..................................      899,400      1,016,604        972,006
  Other current assets..............................    1,749,701      1,906,113      2,546,405
  Deferred income taxes.............................      192,820        192,820      1,012,432
                                                      -----------    -----------    -----------
          Total current assets......................   36,667,079     32,479,485     42,317,802

Property, fixtures and equipment:
  Land..............................................      530,047        530,047        530,047
  Buildings and leasehold improvements..............    9,800,142      9,748,398      9,362,173
  Furniture, fixtures and equipment.................   19,720,973     19,697,368     19,201,619
                                                      -----------    -----------    -----------
                                                       30,051,162     29,975,813     29,093,839
  Less accumulated depreciation.....................   23,782,085     23,535,433     22,445,738
                                                      -----------    -----------    -----------
                                                        6,269,077      6,440,380      6,648,101
  Construction in progress..........................           --             --         89,471
                                                      -----------    -----------    -----------
                                                        6,269,077      6,440,380      6,737,572
Other assets........................................    1,890,200      2,029,441      1,855,441
Deferred income taxes...............................    1,768,277      1,768,277        948,665
                                                      -----------    -----------    -----------
          Total assets..............................  $46,594,633    $42,717,583    $51,859,480
                                                      ===========    ===========    ===========

                                                                     (Continued)

                        STONE & THOMAS AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                        MAY 2,       JANUARY 31,    FEBRUARY 1,
                                                         1998           1998           1997
                                                        ------       -----------    -----------
                                                      (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................  $ 6,957,711    $ 4,447,606    $ 2,346,046
  Gift certificates.................................      831,766      1,054,105        876,514
  Accrued salaries and wages........................    1,572,119      1,631,328      1,815,035
  Accrued taxes other than taxes on income..........      665,160        875,170        877,292
  Other current liabilities.........................      432,827        331,593        337,773
  Current maturities of long-term debt..............       15,286         44,912        117,402
  Accrued restructuring charges.....................           --             --        150,000
                                                      -----------    -----------    -----------
          Total current liabilities.................   10,474,869      8,384,714      6,520,062
Long-term debt -- less current maturities...........   17,297,093     12,577,486     15,182,292
Deferred compensation...............................    1,684,550      1,666,875      1,536,244
Other long-term liabilities.........................    1,148,937      1,151,402      1,278,479
Commitments and contingencies.......................           --             --             --
Stockholders' equity:
  Preferred stock -- par value $100; 6,000 shares
     authorized; 530 shares outstanding.............       53,000         53,000         53,000
  Common stock -- no par value; 50,000 shares
     authorized; 42,317 shares issued including
     shares held in treasury........................    1,819,229      1,819,229      1,819,229
  Retained earnings.................................   16,234,116     19,182,038     27,587,035
  Common stock in treasury -- 12,092 shares as of
     May 2, 1998 and January 31, 1998, and 12,090
     shares as of February 1, 1997..................   (2,117,161)    (2,117,161)    (2,116,861)
                                                      -----------    -----------    -----------
          Total stockholders' equity................   15,989,184     18,937,106     27,342,403
                                                      -----------    -----------    -----------
            Total liabilities and stockholders'
               equity...............................  $46,594,633    $42,717,583    $51,859,480
                                                      ===========    ===========    ===========

                See notes to consolidated financial statements.

                        STONE & THOMAS AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           YEAR ENDED
                                    13 WEEKS ENDED         ------------------------------------------
                               -------------------------   JANUARY 31,    FEBRUARY 1,    FEBRUARY 3,
                               MAY 2, 1998   MAY 3, 1997       1998           1997           1996
                               -----------   -----------   -----------    -----------    -----------
                               (UNAUDITED)   (UNAUDITED)
Net sales -- including leased
  departments................  $21,422,237   $27,190,014   $121,464,086   $122,926,265   $128,597,780
                               -----------   -----------   ------------   ------------   ------------
Cost of sales -- including
  occupancy and buying
  costs......................   17,232,679    21,602,870     96,003,855     95,374,697     96,133,783
Selling, general and
  administrative expenses....    6,700,374     7,966,550     32,266,632     33,119,285     33,993,095
Related party expense........       17,750        17,750         71,000         71,000         71,000
Restructuring charges........           --            --             --        150,000        204,000
                               -----------   -----------   ------------   ------------   ------------
                               (23,950,803)  (29,587,170)  (128,341,487)  (128,714,982)  (130,401,878)
                               -----------   -----------   ------------   ------------   ------------
Operating loss...............   (2,528,566)   (2,397,156)    (6,877,401)    (5,788,717)    (1,804,098)
                               -----------   -----------   ------------   ------------   ------------
Other income (expense):
  Gain on sale of marketable
     securities..............           --            --             --             --      1,604,000
  Interest income............        4,208        12,345         26,696        883,944      3,413,978
  Interest expense...........     (355,599)     (379,793)    (1,643,869)    (1,612,724)    (3,105,984)
  Other -- net...............      (67,303)       42,640         92,227        143,936        393,780
                               -----------   -----------   ------------   ------------   ------------
                                  (418,694)     (324,808)    (1,524,946)      (584,844)     2,305,774
                               -----------   -----------   ------------   ------------   ------------
(Loss) Earnings before income
  taxes......................   (2,947,260)   (2,721,964)    (8,402,347)    (6,373,561)       501,676
Income tax benefit...........           --            --             --      2,555,000         13,000
                               -----------   -----------   ------------   ------------   ------------
Net (loss) earnings..........  $(2,947,260)  $(2,721,964)  $ (8,402,347)  $ (3,818,561)  $    514,676
                               ===========   ===========   ============   ============   ============

                See notes to consolidated financial statements.

                        STONE & THOMAS AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                      UNREALIZED
                                                                        GAIN ON
                                                                      MARKETABLE
                               PREFERRED     COMMON      RETAINED       EQUITY       TREASURY
                                 STOCK       STOCK       EARNINGS     SECURITIES       STOCK         TOTAL
                               ---------     ------      --------     ----------     --------        -----
Balance, January 28, 1995....   $53,200    $1,819,229   $30,896,224   $ 1,317,306   $(2,116,861)  $31,969,098
  Net earnings...............        --            --       514,676            --            --       514,676
  Cash dividends paid........        --            --        (2,656)           --            --        (2,656)
  Purchase of preferred
     shares..................      (100)           --            --            --            --          (100)
  Sale of marketable equity
     securities..............        --            --            --    (1,317,306)           --    (1,317,306)
                                -------    ----------   -----------   -----------   -----------   -----------
Balance, February 3, 1996....    53,100     1,819,229    31,408,244            --    (2,116,861)   31,163,712
  Net loss...................        --            --    (3,818,561)           --            --    (3,818,561)
  Cash dividends paid........        --            --        (2,648)           --            --        (2,648)
  Purchase of preferred
     shares..................      (100)           --            --            --            --          (100)
                                -------    ----------   -----------   -----------   -----------   -----------
Balance, February 1, 1997....    53,000     1,819,229    27,587,035            --    (2,116,861)   27,342,403
  Net loss...................        --            --    (8,402,347)           --            --    (8,402,347)
  Cash dividends paid........        --            --        (2,650)           --            --        (2,650)
  Purchase of treasury
     stock...................        --            --            --            --          (300)         (300)
                                -------    ----------   -----------   -----------   -----------   -----------
Balance, January 31, 1998....    53,000     1,819,229    19,182,038            --    (2,117,161)   18,937,106
  Net loss (unaudited).......        --            --    (2,947,260)           --            --    (2,947,260)
  Cash dividends paid
     (unaudited).............        --            --          (662)           --            --          (662)
                                -------    ----------   -----------   -----------   -----------   -----------
Balance, May 2, 1998
  (unaudited)................   $53,000    $1,819,229   $16,234,116   $        --   $(2,117,161)  $15,989,184
                                =======    ==========   ===========   ===========   ===========   ===========

                See notes to consolidated financial statements.

                        STONE & THOMAS AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 13 WEEKS ENDED                       YEAR ENDED
                                            -------------------------   ---------------------------------------
                                              MAY 2,        MAY 3,      JANUARY 31,   FEBRUARY 1,   FEBRUARY 3,
                                               1998          1997          1998          1997          1996
                                              ------        ------      -----------   -----------   -----------
                                            (UNAUDITED)   (UNAUDITED)
Cash Flows From Operating Activities:
  Net (loss) earnings.....................  $(2,947,260)  $(2,721,964)  $(8,402,347)  $(3,818,561)  $   514,676
  Adjustments to reconcile net (loss)
    earnings to net cash (used in)
    provided by operating activities:
    Depreciation..........................      271,958       278,198     1,158,838     1,226,498     1,241,127
    Deferred income taxes.................           --            --            --    (1,187,000)     (467,000)
    Gain on sale of marketable equity
      securities..........................           --            --            --            --    (1,604,000)
    Bad debt expense......................           --            --       285,000            --            --
                                            -----------   -----------   -----------   -----------   -----------
                                             (2,675,302)   (2,443,766)   (6,958,509)   (3,779,063)     (315,197)
    Sale of accounts receivable...........           --            --            --    21,153,577            --
    (Increase) decrease in accounts
      receivable..........................     (193,885)     (404,458)      (76,852)    2,973,423     2,261,615
    (Increase) decrease in inventories....   (4,267,325)  (10,487,559)    6,880,350    (1,890,634)   (4,405,768)
    Decrease (increase) in prepaid
      expenses and other current assets...  273,616....       466,044       595,694    (1,247,463)      407,996
    Increase (decrease) in income taxes
      payable.............................       11,555      (511,425)           --      (433,341)     (723,579)
    Decrease (increase) in income taxes
      receivable..........................           --            --     1,334,513    (1,368,000)           --
    Decrease (increase) in other assets...      139,241      (156,956)     (174,000)     (202,813)     (213,051)
    Increase (decrease) in accounts
      payable and other current
      liabilities.........................    2,258,268     9,954,925     3,430,800    (3,669,297)      137,103
    (Decrease) increase in accrued
      restructuring charges...............           --            --      (150,000)      150,000       (99,607)
    Increase in deferred compensation and
      other long-term liabilities.........       15,210        51,868         3,554        95,854       637,846
                                            -----------   -----------   -----------   -----------   -----------
      Net cash (used in) provided by
         operating activities.............   (4,438,622)   (3,531,327)    4,885,550    11,782,243    (2,312,642)
                                            -----------   -----------   -----------   -----------   -----------
Cash Flows From Investing Activities:
  Acquisition of property, fixtures and
    equipment.............................     (100,655)     (575,889)     (861,646)     (751,741)     (725,322)
  Proceeds from sale of marketable equity
    securities............................           --            --            --            --     1,699,000
                                            -----------   -----------   -----------   -----------   -----------
      Net cash (used in) provided by
         investing activities.............     (100,655)     (575,889)     (861,646)     (751,741)      973,678
                                            -----------   -----------   -----------   -----------   -----------
Cash Flows From Financing Activities:
  Net borrowings (repayments) of revolving
    credit facility.......................    4,719,607     4,143,162    (2,537,360)   15,114,846       883,620
  Repayments of long-term debt............      (29,626)      (34,984)     (139,936)  (26,127,400)           --
  Book balance bank overdraft.............     (150,042)           --    (1,343,658)      (15,200)      458,100
  Cash dividends paid.....................         (662)         (662)       (2,650)       (2,648)       (2,656)
  Purchase of preferred stock.............           --            --            --          (100)         (100)
  Purchase of treasury stock..............           --          (300)         (300)           --            --
                                            -----------   -----------   -----------   -----------   -----------
      Net cash provided by (used in)
         financing activities.............    4,539,277     4,107,216    (4,023,904)  (11,030,502)    1,338,964
                                            -----------   -----------   -----------   -----------   -----------
Change in Cash............................           --            --            --            --            --
                                            -----------   -----------   -----------   -----------   -----------
Cash, Beginning and End of Period.........  $        --   $        --   $        --   $        --   $        --
                                            ===========   ===========   ===========   ===========   ===========

                See notes to consolidated financial statements.

                        STONE & THOMAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Business Operations -- Stone & Thomas operates retail department stores predominantly in West Virginia and in surrounding markets. The consolidated financial statements include the accounts of Stone & Thomas and its subsidiaries, S&T Financial Corporation and S&T Securities Corporation (collectively the "Company"). All intercompany accounts and transactions have been eliminated.

     b. Fiscal Year -- The Company's fiscal year ends on the Saturday closest to January 31, consists of 52 or 53 weeks and is presented in the accompanying consolidated financial statements as follows:

FISCAL YEAR       ENDED         WEEKS
-----------  ----------------   -----
   1997      January 31, 1998    52
   1996      February 1, 1997    52
   1995      February 3, 1996    53

     c. Use of Estimates in the Preparation of Financial Statements -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

     d. Interim Financial Information -- The interim condensed consolidated financial statements as of May 2, 1998 and for the thirteen weeks ended May 2, 1998 and May 3, 1997, are unaudited. The interim condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods indicated. Results of operations for interim periods which exclude the Christmas season may not be indicative of the operating results that may be expected for the full fiscal year. The interim condensed consolidated financial statements do not include all footnotes which would be required for complete financial statements prepared in accordance with generally accepted accounting principles.

     e. Cash -- The Company utilizes a cash management system under which a book balance cash overdraft exists for the Company's primary disbursement account. This overdraft represents uncleared checks in excess of cash balances in bank accounts. The Company borrows funds as checks clear. As of January 31, 1998 and February 1, 1997, cash overdrafts of $150,042 and $1,493,700, respectively, were included in accounts payable.

     f. Accounts Receivable -- On May 13, 1996, the Company sold its proprietary accounts receivable credit portfolio for the recorded book value, recognizing no gain or loss (see Note 3). The balance in accounts receivable subsequent to the sale consists mainly of bank card charges and current proprietary accounts receivable amounts prior to collection.

     g. Inventories -- Inventories are valued at the lower-of-cost (both first-in, first-out ("FIFO") and last-in, first-out ("LIFO")) as determined by the retail inventory method, or market. The Company used the LIFO method of valuation for approximately 77% and 76% of its merchandise inventories in 1997 and 1996, respectively. The carrying value of inventories stated at LIFO cost is approximately $2,985,600 and $2,025,100 below the FIFO cost at January 31, 1998 and February 1, 1997, respectively. During fiscal 1997, LIFO inventory quantities were reduced resulting in a partial liquidation of the LIFO bases, the effects of which did not have a material impact on operations. There was a $1,000,000 lower-of-cost or market reserve at February 1, 1997.

     h. Property, Fixtures and Equipment -- Property, fixtures and equipment are depreciated on the straight-line method over the estimated useful lives of the related assets. Amortization of improvements to leased

                        STONE & THOMAS AND SUBSIDIARIES
        premises is provided for by the straight-line method over the shorter of the life of the lease or the useful life of the improvement.

        The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their estimated fair value. No such write downs due to impairment have been recorded in fiscal years 1997, 1996, and 1995.

     i. Revenue Recognition -- Sales are recognized on merchandise inventory sold upon receipt by the customer and are recorded net of returns. Cash received for gift certificates is deferred and revenue is recognized upon redemption of the gift certificates.

     j. Cost of Sales -- Cost of sales includes buying and occupancy costs of $12,790,000, $12,744,200, and $12,017,000 in fiscal 1997, 1996, and
        1995, respectively.

     k. Other Long-Term Liabilities -- Other long-term liabilities consist mainly of pension costs and deferred rent.

        The Company's policy regarding pension costs is to fund annually the minimum amount deductible for federal income tax purposes. Prior service cost is included in net periodic pension cost over the future service periods of the related active employees.

     l. Deferred Compensation -- The Company has supplemental compensation agreements with certain members of management. This program (see Note 6) is funded by life insurance policies.

     m. Pre-opening Expenses -- Pre-opening expenses for retail stores are charged to operations as incurred.

     n. Income Taxes -- The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under the provisions of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

     o. Related Party Agreement -- The Company has a consulting agreement with a former officer and current member of the Board of Directors. The agreement allows for a monthly payment of $5,916 for life which is charged to operations as incurred. The Company made payments of approximately $71,000 for each of the fiscal years 1997, 1996, and 1995.

     p. Impact of Recently Issued Accounting Standards -- In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components. SFAS No. 130 also requires that the cumulative balance of these items of other comprehensive income be reported separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has adopted SFAS No. 130 in the 13 weeks ended May 2, 1998 (unaudited) and the adoption did not have a material impact on the Company's disclosures in its consolidated financial statements.

        In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public companies report selected information about operating segments in both quarterly and annual financial statements to their shareholders. It also establishes standards for related disclosures about products and services, geographic

                        STONE & THOMAS AND SUBSIDIARIES
        areas, and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. This statement is not required to be applied to interim financial statements in the initial year of its application. The Company has not yet determined the effects, if any, that SFAS No. 131 will have on the disclosures in its consolidated financial statements.

        In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans by standardizing the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis and eliminates certain disclosures that are no longer considered useful. It does not change the measurement or recognition of these plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The Company has not yet determined the effects that SFAS No. 132 will have on the disclosures in its consolidated financial statements.

     q. Reclassifications -- Certain reclassifications have been made to the 1995 and 1996 consolidated financial statements to conform to the presentation of the 1997 consolidated financial statements.

2.  OTHER ASSETS

     Other assets include the following:

                                                            JANUARY 31,    FEBRUARY 1,
                                                               1998           1997
                                                            -----------    -----------
Cash surrender value of life insurance policies...........  $1,501,814     $1,327,814
Long-term investments.....................................     390,830        390,830
Notes receivable..........................................     136,797        136,797
                                                            ----------     ----------
                                                            $2,029,441     $1,855,441
                                                            ==========     ==========

3.  BORROWING ARRANGEMENTS

     In September 1992, the Company refinanced its existing debt facilities by consolidating substantially all of its debt under one agreement established with a group of participating lenders (the "Credit Agreement"). The Credit Agreement included a revolving credit facility and a letter of credit facility. The revolving credit facility provided for borrowings based on and collateralized by certain percentages of accounts receivable, inventory and marketable equity securities (the "Borrowing Base").

     In May 1996, the Company consummated a financing agreement with a lender that provided the Company with a $22,000,000 (subsequently increased to $26,000,000) revolving line of credit (the "Financing Agreement"), and the Company used the proceeds received from the sale of its accounts receivable portfolio and borrowings under the Financing Agreement of approximately $9,804,000 to repay all outstanding borrowings under the Credit Agreement and subsequently terminated that agreement. The Financing Agreement provides for borrowings based on 55% (subsequently increased to 60%) of eligible inventory; borrowings are collateralized by inventory. The Financing Agreement requires that the Company maintain a minimum amount of tangible net worth and also limits borrowings and restricts cash dividends and redemptions of the Company's stock. The Financing Agreement terminates in 2001.

     At January 31, 1998, the Company was in violation of the minimum net worth covenant and the covenant requiring timely delivery of audited financial statements. The violations were waived by the lender in June 1998.

                        STONE & THOMAS AND SUBSIDIARIES

     On June 18, 1998, the Company obtained an amendment to the Financing Agreement that eliminated the tangible net worth covenant, effective February 1, 1998, and provides for borrowings based upon 65% of eligible inventory, effective March 5, 1998.

     Amounts available under lines of credit at May 2, 1998, January 31, 1998 and February 1, 1997 were $1,126,004 (unaudited), $3,292,171 and $3,510,118, respectively, after deducting a $1,000,000 letter of credit used primarily to support the self-insured portion of workers' compensation.

     Long-term debt consists of the following:

                                              MAY 2,       JANUARY 31,    FEBRUARY 1,
                                               1998           1998           1997
                                            -----------    -----------    -----------
                                            (UNAUDITED)
Revolving credit under the Financing
  Agreement with an interest rate equal to
  the prime rate plus .5%, or London
  Interbank Offering Rate ("LIBOR") plus
  3%......................................  $17,297,093    $12,577,486    $15,114,846
Mortgage note collateralized by a deed of
  trust on certain real property with
  interest at 10.5% and principal payable
  in 44 equal quarterly installments of
  $15,050 and final payment due June
  1998....................................       15,286         30,514         87,826
Other.....................................           --         14,398         97,022
                                            -----------    -----------    -----------
                                             17,312,379     12,622,398     15,299,694
Less current maturities...................       15,286         44,912        117,402
                                            -----------    -----------    -----------
                                            $17,297,093    $12,577,486    $15,182,292
                                            ===========    ===========    ===========

     The Company elected the prime rate option and the prime interest rate was 8.5% and 8.25% at January 31, 1998 and February 1, 1997, respectively.

     The aggregate principal payments on long-term debt at January 31, 1998 are as follows:

1998........................................................    $    44,912
1999........................................................             --
2000........................................................             --
2001........................................................     12,577,486
2002........................................................             --
                                                                -----------
                                                                $12,622,398
                                                                ===========

     Interest paid was $1,644,000, $1,613,000 and $3,053,000 in fiscal 1997,
1996 and 1995, respectively.

4.  LEASE COMMITMENTS

     The Company has operating leases covering its retail store locations. Most of the leases contain renewal options and escalation clauses. The leases require minimum monthly rental payments and most provide for a pro-rata share of operating expenses and additional rental payments based on a percentage of sales in excess of specified levels.

     Other operating leases cover transportation and data processing equipment and certain store fixtures.

                        STONE & THOMAS AND SUBSIDIARIES

     Rent expense for each of the fiscal years was as follows:

                                                  1997          1996          1995
                                               ----------    ----------    ----------
Minimum rentals..............................  $5,798,000    $5,271,000    $4,373,000
Common operating expense.....................   1,173,000       721,000       897,000
Contingent rentals...........................     302,000       376,000       413,000
                                               ----------    ----------    ----------
                                               $7,273,000    $6,368,000    $5,683,000
                                               ==========    ==========    ==========

     Future minimum annual rental payments, including common operating expense, for noncancelable operating leases in effect at January 31, 1998 are as follows:

  1998......................................................    $ 6,508,575
  1999......................................................      6,326,918
  2000......................................................      5,965,126
  2001......................................................      5,783,952
  2002......................................................      5,708,966
Thereafter..................................................     41,645,303
                                                                -----------
                                                                $71,938,840
                                                                ===========

5.  INCOME TAXES

     The income tax provision is summarized as follows:

                                                   1997          1996         1995
                                                ----------    ----------    ---------
Current income tax benefit (expense):
  Federal.....................................  $       --    $1,368,000    $(454,000)
  State.......................................          --            --           --
                                                ----------    ----------    ---------
                                                        --     1,368,000     (454,000)
                                                ----------    ----------    ---------
Deferred income tax benefit:
  Federal.....................................          --       712,000      409,000
  State.......................................          --       475,000       58,000
                                                ----------    ----------    ---------
                                                        --     1,187,000      467,000
                                                ----------    ----------    ---------
                                                $       --    $2,555,000    $  13,000
                                                ==========    ==========    =========

     Deferred income taxes included in the accompanying balance sheets consisted of the following:

                                                           JANUARY 31,    FEBRUARY 1,
                                                              1998           1997
                                                           -----------    -----------
Current assets:
  Vacation pay...........................................  $   294,123    $  302,487
  Accounts receivable reserve............................      167,200       167,200
  Inventory lower-of-cost or market reserve..............           --       400,000
  Other..................................................       65,497       142,745
                                                           -----------    ----------
                                                               526,820     1,012,432
Valuation allowance......................................     (334,000)           --
                                                           -----------    ----------
          Total current assets...........................      192,820     1,012,432
                                                           -----------    ----------

                        STONE & THOMAS AND SUBSIDIARIES

                                                           JANUARY 31,    FEBRUARY 1,
                                                              1998           1997
                                                           -----------    -----------
Non-current assets (liabilities):
  Deferred compensation..................................  $   666,750    $  614,498
  Pension liability......................................      203,835       253,402
  Depreciation...........................................     (353,235)     (481,286)
  Net operating losses and AMT credit....................    4,331,863       576,196
  Other..................................................      (19,936)      (14,145)
                                                           -----------    ----------
                                                             4,829,277       948,665
Valuation allowance......................................   (3,061,000)           --
                                                           -----------    ----------
          Total net non-current assets...................    1,768,277       948,665
                                                           -----------    ----------
          Total net deferred taxes.......................  $ 1,961,097    $1,961,097
                                                           ===========    ==========

     The Company's effective tax rate differed from the statutory federal tax rate for the following reasons:

                                                                    FISCAL YEAR
                                                              -----------------------
                                                              1997     1996     1995
                                                              -----    -----    -----
Percent of pre tax (loss) earnings:
  Statutory federal tax rate..............................    (35.0)%  (35.0)%  35.0%
  State income taxes, net of federal effect...............      5.4     (5.1)      --
  Change in valuation allowance...........................     40.4       --       --
  State net operating losses..............................       --       --    (37.6)
                                                              -----    -----    -----
Effective tax rate........................................      0.0%   (40.1)%   (2.6)%
                                                              =====    =====    =====

     The Company received an income tax refund of approximately $1,330,000 in fiscal 1997 and paid approximately $512,000 and $1,178,000 in income taxes during fiscal 1996 and 1995, respectively.

     At January 31, 1998, the Company had recorded a valuation allowance with respect to the future tax benefits of the net operating losses ("NOL") reflected as a deferred tax asset due to the uncertainty of their ultimate realization. At January 31, 1998, the Company had approximately $9,600,000 of NOLs and approximately $103,000 AMT tax credits for federal tax purposes and approximately $17,500,000 of NOLs for state tax purposes. The NOLs have a 15-year carryforward period and begin expiring in fiscal 2011.

6.  EMPLOYEE BENEFITS

     The Company has a defined benefit pension plan that covers substantially all full-time employees. The Company annually funds the actuarially determined minimum funding requirements in accordance with the applicable ERISA guidelines. Net periodic pension cost for the fiscal years included the following components:

                                                    1997          1996        1995
                                                 -----------    --------    --------
Service cost -- benefits earned during the
  year.........................................  $   161,928    $163,764    $170,514
Interest cost on projected benefit
  obligation...................................      415,311     407,538     405,932
Actual return on plan assets...................   (1,037,578)   (829,981)   (858,287)
Net amortization and deferral..................      500,165     333,932     424,288
                                                 -----------    --------    --------
Net periodic pension cost......................  $    39,826    $ 75,253    $142,447
                                                 ===========    ========    ========

                        STONE & THOMAS AND SUBSIDIARIES

     Assumptions used in fiscal 1997, 1996 and 1995 to develop the net periodic pension cost were:

                                                              1997    1996    1995
                                                              ----    ----    ----
Discount rate...............................................  7.0%    8.5%    8.5%
Expected long-term rate of return on assets.................  8.5%    8.5%    8.5%
Rate of increase in future compensation.....................  3.0%    3.0%    3.0%

     Plan assets are comprised primarily of equity securities and fixed income obligations. The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at:

                                                            JANUARY 31,    FEBRUARY 1,
                                                               1998           1997
                                                            -----------    -----------
Actuarial present value of accumulated benefit
  obligations:
  Vested..................................................  $5,737,266     $4,940,229
  Non-vested..............................................      76,005         74,619
                                                            ----------     ----------
                                                            $5,813,271     $5,014,848
                                                            ==========     ==========
Fair value of plan assets.................................  $6,094,283     $5,638,436
Projected benefit obligation..............................   5,846,962      5,045,068
                                                            ----------     ----------
Funded status.............................................     247,321        593,368
Unrecognized prior service cost...........................          --          2,529
Unrecognized transition liabilities.......................   1,004,106        337,228
Unrecognized net gain.....................................  (1,760,993)    (1,566,629)
                                                            ----------     ----------
Accrued pension cost......................................  $ (509,566)    $ (633,504)
                                                            ==========     ==========

     Under the terms of the supplemental compensation agreements with certain employees, the Company is to provide monthly retirement benefits for a maximum period of 15 years or until death, whichever comes first. The present value, calculated using a 9% discount rate, of the estimated future payments required under each of the agreements is being charged to operations over the remaining service life of the employee.

7.  RESTRUCTURING AND OTHER CHARGES

     In January 1994, management adopted a plan to restructure certain aspects of the Company's operations that included the closing of three marginally profitable stores in West Virginia, the sale of certain corporate assets (including the Corporate plane) and the reduction of corporate staff. As a result of the restructuring, the Company charged $204,000 to operations for fiscal year 1995.

     During 1996, management, with approval from the Board of Directors, adopted a plan to further reduce corporate staff. As a result, the Company charged $150,000 to operations for the fiscal year 1997.

     In fiscal 1997, management implemented a restructuring plan that included downsizings of staff as well as store selling space. Certain slow-moving departments were eliminated and the furniture department was discontinued. As a result of these activities, the Company incurred $366,000 of expense.

                        STONE & THOMAS AND SUBSIDIARIES

8.  VALUATION AND QUALIFYING ACCOUNTS

     Activity in the Company's allowance accounts for the fiscal years 1995, 1996, and 1997 were as follows:

                                  BALANCE,     CHARGED TO                    BALANCE,
                                 BEGINNING        COST       DEDUCTIONS-       END
                                     OF           AND          CHARGE-          OF
          DESCRIPTION              PERIOD       EXPENSE         OFFS          PERIOD
          -----------            ----------    ----------    -----------    ----------
Allowance for doubtful
  accounts:
  53 weeks ended February 3,
     1996......................  $  418,000    $       --    $        --    $  418,000
  52 weeks ended February 1,
     1997......................     418,000            --             --       418,000
  52 weeks ended January 31,
     1998......................     418,000       285,000       (285,000)      418,000
Inventory lower-of-cost or
  market:
  53 weeks ended February 3,
     1996......................  $       --    $       --    $        --    $       --
  52 weeks ended February 1,
     1997......................          --     1,000,000             --     1,000,000
  52 weeks ended January 31,
     1998......................   1,000,000            --     (1,000,000)           --
Deferred tax asset valuation
  allowance:
  53 weeks ended February 3,
     1996......................  $       --    $       --    $        --    $       --
  52 weeks ended February 1,
     1997......................          --            --             --            --
  52 weeks ended January 31,
     1998......................          --     3,395,000             --     3,395,000

9.  GOING CONCERN

     The Company incurred a net loss of $8,402,347 and $3,818,561 for the fiscal years ended January 31, 1998 and February 1, 1997, respectively, which management believes resulted principally from overstocking of merchandise that increased carrying costs and created the need for additional markdowns, operational inefficiencies due to conversion problems encountered in the implementation of an information system, certain other charges (see Note 7) and lost customer sales due to issues concerning customer credit and limits, which arose from the sale of the receivables portfolio to an outside service provider and its subsequent resale to a third-party. Management's projections for fiscal 1998 indicate a potential shortage of availability under the revolving credit facility due to difficulty in generating sufficient cash flow to meet its obligations and sustain its operations. These conditions raise doubt regarding the Company's ability to continue as a going concern. The Company has changed merchandise management and since taken actions intended to control ordering, processing and pricing of merchandise. Management is working with the new service provider to mitigate customer relations problems and customer credit issues. Management also developed a detailed plan for fiscal 1998 intended to reduce advertising, payroll and other store and corporate expenses by approximately $4,000,000.

     On June 17, 1998, the Company requested an overadvance of $3,000,000 on the revolving credit facility to fund current operations. The overadvance is to be secured by The Elder-Beerman Stores Corp. (See Note 10).

10.  LETTER OF INTENT

     On June 12, 1998, the Company entered into a letter of intent with The Elder-Beerman Stores Corp. Under the terms of the letter of intent, The Elder-Beerman Stores Corp. will purchase all of the outstanding stock of the Company for $21,000,000 in cash. Closing of the transaction is subject to certain terms and conditions.

------------------------------------------------------------
------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY COMMON SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    9
Use of Proceeds............................   14
Dividend Policy............................   14
Price Range of Common Shares...............   14
Capitalization.............................   15
Dilution...................................   16
Pro Forma Condensed Consolidated Financial
  Data.....................................   17
Selected Consolidated Financial
  Information..............................   21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   22
Business...................................   31
Management.................................   37
Principal Shareholders.....................   46
Description of Capital Stock...............   47
Underwriting...............................   53
Validity of Shares.........................   54
Experts....................................   54
Available Information......................   54
Index to Financial Statements..............  F-1

------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------

                                2,800,000 SHARES

                         THE ELDER-BEERMAN STORES CORP.

                              [ELDER-BEERMAN LOGO]

                                 COMMON SHARES

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                                 WARBURG DILLON
                                    READ LLC

                                  JOHNSON RICE
                                & COMPANY L.L.C.

                                            , 1998


------------------------------------------------------------
------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses (except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee) payable by the Company in connection with the distribution of the Common Shares:

Securities and Exchange Commission Registration Fee.........  $   24,816
National Association of Securities Dealers, Inc. Filing
  Fee.......................................................       8,913
Nasdaq National Market Listing Fee..........................      17,500
Printing and Engraving Costs................................     275,000
Accounting Fees and Expenses................................     125,000
Legal Fees and Expenses.....................................     500,000
Blue Sky Qualification Fees and Expenses....................       5,000
Transfer Agent Fees.........................................       5,000
Miscellaneous Expenses......................................      38,771
                                                              ----------
          Total.............................................  $1,000,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Code of Regulations provides for the indemnification of the directors and officers of the Company, and persons serving at the request of the Board of Directors as a director, trustee, officer, employee, or agent of another entity, for claims against them arising from and after the Effective Date to the fullest extent permitted by Ohio law. Under Ohio law, a director is not liable for monetary damages unless it is proven by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers or other agents of a corporation.

     Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, and agents within prescribed limits and must indemnify them under certain circumstances. Determinations regarding discretionary indemnification are to be made by a majority vote of a quorum of disinterested directors or, if a quorum is not available, by independent counsel, the shareholders, the court of common pleas, or the court in which the proceeding was brought. Ohio law does not provide statutory authorization for a corporation to indemnify directors and officers for settlements, fines, or judgments in the context of derivative suits. It provides, however, that directors (but not officers) are entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation's best interests.

     Ohio law does not authorize payment of expenses or judgments to an officer or other agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if a director or officer acted in good faith and in a manner he reasonably believed to be in (or not opposed to) the best interests of the company, indemnification is discretionary except as otherwise provided by a company's articles of incorporation, code of regulations, or by contract except with respect to the advancement of expenses of directors.

     In addition to the statutory right to indemnify, Ohio law provides express authority for Ohio corporations to procure not only insurance policies, but also to furnish protection similar to insurance, including trust funds, letters of credit, and self-insurance, or to provide similar protection such as indemnity against loss of insurance.

     The obligations of the Company to indemnify any person serving as one of its directors, officers, or employees as of or following the Petition Date, by reason of such person's prior or future service in such a capacity, or as a director, officer, or employee of another corporation, partnership, or other legal entity, to the extent provided in the applicable articles of incorporation, code of regulations, or similar constituent documents or by statutory law or written agreement of or with the Company, were deemed and treated as executory contracts and were assumed by the Company or applicable subsidiary of the Company pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations survived and were unaffected by entry of the confirmation order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date. The obligations of the Company or applicable subsidiary of the Company to indemnify any person who, as of the Petition Date, was no longer serving as a director or officer of such entity, which indemnity obligation arose by reason of such person's prior service in any such capacity, or as a director, officer, or employee of another corporation, partnership, or other legal entity, whether provided in the applicable articles of incorporation, code of regulations, or similar constituent documents or by statutory law (including Texas law with respect to Margo's and Ohio law with respect to the other Old Elder-Beerman Companies), written agreement, policies, or procedures of or with such entity, terminated and were discharged pursuant to section 502(e) of the Bankruptcy Code or otherwise, as of the Effective Date; provided, however, that, to the extent that such indemnification obligations no longer gave rise to contingent Claims that can be disallowed pursuant to section 502(e) of the Bankruptcy Code, such indemnification obligations were deemed and treated as executory contracts that were rejected by the applicable entity pursuant to the Plan and section 365 of the Bankruptcy Code, as of the Effective Date, and any Claims arising from such indemnification obligations (including any rejection damage claims) were subject to the bar date provisions of the Plan.

     The Company entered into indemnification agreements, effective as of the Effective Date, with each of its directors and executive officers and each of the directors and executive officers of the Company's subsidiaries. The indemnification agreements provide for, among other things, (a) the indemnification of the indemnitee by the Company for conduct in the capacities described above, (b) the advancement of attorneys' fees and other expenses, and
(c) the establishment, upon approval by the Board of Directors at its option, of trusts or other funding mechanisms to fund the Company's indemnification obligations thereunder.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Except as set forth below, the Company does not have any recent sales of unregistered securities.

     The issued and outstanding Common Shares and the Series A Warrants and Series B Warrants (as defined in the Plan) were issued pursuant to the Plan in satisfaction of certain allowed claims against, or interests in, the Company. Based upon the exemptions provided by section 1145 of the Bankruptcy Code, the Company believes that none of such securities were required to be registered under the Securities Act in connection with their issuance and distribution pursuant to the Plan.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


A.    Exhibit Index
      EXHIBIT
      NUMBER         DESCRIPTION OF EXHIBIT
      -----------    ------------------------------------------------------------
      1              Form of Underwriting Agreement*
      2(a)           Third Amended Joint Plan of Reorganization of The
                     Elder-Beerman Stores Corp. and its Subsidiaries dated
                     November 17, 1997 (previously filed as Exhibit 2 to the
                     Company's Form 10 filed on November 26, 1997 (the "Form
                     10"), and incorporated herein by reference)
      2(b)           Agreement and Plan of Merger By and Among The Elder-Beerman
                     Stores Corp., The Elder-Beerman Acquisition Corp. and Stone
                     & Thomas dated June 18, 1998*
      2(c)           First Amendment to Agreement and Plan of Merger By and Among
                     The Elder-Beerman Stores Corp., The Elder-Beerman
                     Acquisition Corp., and Stone & Thomas dated July 27, 1998*

      3(a)           Amended Articles of Incorporation (previously filed as
                     Exhibit 3(a) to the Company's Annual Report on Form 10-K for
                     the fiscal year ended January 31, 1998 (the "Form 10-K") and incorporated herein by reference)
      3(b)           Amended Code of Regulations (previously filed as Exhibit
                     3(b) to the Form 10 and incorporated herein by reference)
      4(a)           Stock Certificate for Common Share (previously filed as
                     Exhibit 4(a) to the Company's Form 10/A-1 filed on January
                     23, 1998 (the "Form 10/A-1") and incorporated herein by
                     reference)
      4(c)           Rights Agreement By and Between The Elder-Beerman Stores
                     Corp. and Norwest Bank Minnesota, N.A., dated as of December
                     30, 1997 (previously filed as Exhibit 4(c) to the Form 10-K and incorporated herein by reference)
      4(d)           Warrant Agreement by and Between Beerman-Peal Holdings, Inc.
                     and the Elder-Beerman Stores Corp. for 249,809 Common Shares
                     at a strike price of $12.80 per share dated December 30,
                     1997 (previously filed as Exhibit 4(d) to the Form 10-K and incorporated herein by reference)
      4(e)           Warrant Agreement by and Between Beerman-Peal Holdings, Inc.
                     and the Elder-Beerman Stores Corp. for 374,713 Common Shares
                     at a strike price of $14.80 per share dated December 30,
                     1997 (previously filed as Exhibit 4(e) to the Form 10-K and incorporated herein by reference)
      5              Opinion of Jones, Day, Reavis and Pogue*
      10(a)(i)       Pooling and Servicing Agreement Among The El-Bee Receivables
                     Corporation, The El-Bee Chargit Corp. and Bankers Trust
                     Company, dated December 30, 1997 (previously filed as
                     Exhibit 10(a)(i) to the Form 10/A-1 and incorporated herein by reference)
      10(a)(ii)      Series 1997-1 Supplement Among The El-Bee Receivables
                     Corporation, The El-Bee Chargit Corp. and Bankers Trust
                     Company, dated December 30, 1997 (previously filed as
                     Exhibit 10(a)(ii) to the Form 10/A-1 and incorporated herein by reference)
      10(a)(iii)     Certificate Purchase Agreement Among The El-Bee Receivables
                     Corporation, Corporate Receivables Corporation, The
                     Liquidity Providers Named Herein, CitiCorp North American,
                     Inc. and Bankers Trust Company, dated December 30, 1997
                     (previously filed as Exhibit 10(a)(iii) to the Form 10/A-1 and incorporated herein by reference)
      10(a)(iv)      Loan Agreement Among The El-Bee Receivables Corporation, The
                     El-Bee Chargit Corp., Bankers Trust Company, The Collateral
                     Investors Parties Hereto and CitiCorp North America, Inc.,
                     dated as of December 30, 1997 (previously filed as Exhibit
                     10(a)(iv) to the Form 10/A-1 and incorporated herein by
                     reference)
      10(a)(v)       Intercreditor Agreement By and Among The El-Bee Chargit
                     Corp., The Elder-Beerman Stores Corp., Bankers Trust
                     Company, CitiCorp USA, Inc., CitiCorp North America, Inc.,
                     Corporate Receivables Corporation and the Liquidity
                     Providers Named Herein, dated as of December 30, 1997
                     (previously filed as Exhibit 10(a)(v) to the Form 10/A-1 and incorporated herein by reference)
      10(a)(vi)      Parent Undertaking Agreement Among The Elder-Beerman Stores
                     Corp. and Bankers Trust Company, dated as of December 30,
                     1997 (previously filed as Exhibit 10(a)(vi) to the Form
                     10/A-1 and incorporated herein by reference)
      10(a)(vii)     Purchase Agreement (Chargit) Among The El-Bee Chargit Corp.
                     and The El-Bee Receivables Corporation, dated as of December
                     30, 1997 (previously filed as Exhibit 10(a)(vii) to the Form
                     10/A-1 and incorporated herein by reference)
      10(a)(viii)    Purchase Agreement (Elder-Beerman) Among The Elder-Beerman
                     Stores Corp. and The El-Bee Chargit Corp., dated as of
                     December 30, 1997 (previously filed as Exhibit 10(a)(viii)
                     to the Form 10/A-1 and incorporated herein by reference)
      10(a)(ix)      Subordinated Note Between The El-Bee Receivables Corporation
                     and The El-Bee Chargit Corp, dated December 30, 1997
                     (previously filed as Exhibit 10(a)(ix) to the Form 10/A-1
                     and incorporated herein by reference)

      10(b)(i)       Amended and Restated Credit Agreement Among The
                     Elder-Beerman Stores Corp., The Lenders Party Hereto,
                     Citibank, N.A. and CitiCorp USA, Inc., dated as of July 27,
                     1998
      10(b)(ii)      Borrower Pledge Agreement Made by The Elder-Beerman Stores
                     Corp. to Citibank, N.A., dated December 30, 1997 (previously filed as Exhibit 10(b)(ii) to the Form 10/A-1 and
                     incorporated herein by reference)
      10(b)(iii)     Chargit Pledge Agreement Made By The El-Bee Chargit Corp. to
                     Citibank, N.A., dated December 30, 1997 (previously filed as
                     Exhibit 10(b)(iii) to the Form 10/A-1 and incorporated
                     herein by reference)
      10(b)(iv)      Amended and Restated Security Agreement Made By The
                     Elder-Beerman Stores Corp., The El-Bee Chargit Corp., The
                     Bee-Gee Shoe Corp. and Elder-Beerman West Virginia, Inc. in
                     Favor of CitiCorp USA, Inc., dated July 27, 1998
      10(b)(v)       Subsidiary Guaranty Made by The El-Bee Chargit Corp., dated
                     December 30, 1997 (previously filed as Exhibit 10(b)(v) to the Form 10/A-1 and incorporated herein by reference)
      10(b)(vi)      Subsidiary Guaranty Made by The Bee-Gee Shoe Corp., dated
                     December 30, 1997 (previously filed as Exhibit 10(b)(vi) to the Form 10/A-1 and incorporated herein by reference)
      10(b)(vii)     Subsidiary Guaranty Made by Elder-Beerman West Virginia,
                     Inc., dated July 27, 1998
      10(b)(viii)    Form of Revolving Note (previously filed as Exhibit
                     10(b)(vii) to the Form 10/A-1 and incorporated herein by
                     reference)
      10(b)(ix)      Letter Agreement Re: Assignment of Account By and Between
                     The Elder-Beerman Stores Corp., CitiCorp USA, Inc., and
                     Bankers Trust Company, dated December 30, 1997 (previously filed as Exhibit 10(b)(viii) to the Form 10/A-1 and
                     incorporated herein by reference)
      10(c)          Form of Employment Agreement for Senior Vice Presidents
                     (previously filed as Exhibit 10(c) to the Form 10 and
                     incorporated herein by reference)
      10(d)          Form of Employment Agreement for Executive Vice Presidents
                     (previously filed as Exhibit 10(d) to the Form 10 and
                     incorporated herein by reference)
      10(f)          Form of Director Indemnification Agreement (previously filed as Exhibit 10(f) to the Form 10 and incorporated herein by reference)
      10(g)          Form of Officer Indemnification Agreement (previously filed as Exhibit 10(g) to the Form 10 and incorporated herein by reference)
      10(h)          Form of Director and Officer Indemnification Agreement
                     (previously filed as Exhibit 10(h) to the Form 10 and
                     incorporated herein by reference)
      10(i)          The Elder-Beerman Stores Corp. Equity and Performance
                     Incentive Plan, Effective December 30, 1997 (previously
                     filed as Exhibit 10(i) to the Form 10-K and incorporated
                     herein by reference)
      10(j)          Form of Restricted Stock Agreement for Non-Employee Director
                     (previously filed as Exhibit 10(j) to the Form 10 and
                     incorporated herein by reference)
      10(k)          Form of Restricted Stock Agreement (previously filed as
                     Exhibit 10(k) to the Form 10 and incorporated herein by
                     reference)
      10(l)          Form of Deferred Shares Agreement (previously filed as
                     Exhibit 10(l) to the Form 10 and incorporated herein by
                     reference)
      10(m)          Form of Nonqualified Stock Option Agreement for Non-Employee
                     Director (previously filed as Exhibit 10(m) to the Form 10 and incorporated herein by reference)
      10(n)          Form of Nonqualified Stock Option Agreement (previously
                     filed as Exhibit 10(n) to the Form 10 and incorporated
                     herein by reference)
      10(o)          Employee Stock Purchase Plan (previously filed as Exhibit
                     10(o) to the Form 10 and incorporated herein by reference)

      10(p)          Comprehensive Settlement Agreement By and Among The Debtors,
                     The ESOP and the ESOP Committee and the Shareholders of The
                     Elder-Beerman Stores Corp., dated as of December 30, 1997
                     (previously filed as Exhibit 10(p) to the Form 10-K and
                     incorporated herein by reference)
      10(q)          Tax Indemnification Agreement By and Among The Elder-Beerman
                     Stores Corp., the Direct and Indirect Subsidiaries of
                     Elder-Beerman, Beerman-Peal Holdings, Inc., The Beerman-Peal
                     Corporation, Beerman Investments, Inc., The Beerman
                     Corporation and The Individuals, Partnerships and Trusts
                     named Herein dated as of December 15, 1997 (previously filed as Exhibit 10(q) to the Form 10 and incorporated herein by reference)
      10(r)          Tax Sharing Agreement By and Among The Elder-Beerman Stores
                     Corp., The Bee-Gee Shoe Corp. and The El-Bee Chargit Corp.,
                     dated as of December 30, 1997 (previously filed as Exhibit
                     10(r) to the Form 10 and incorporated herein by reference)
      10(s)          Employment Agreement Between The Elder-Beerman Stores Corp.
                     and John A. Muskovich, dated December 30, 1997 (previously filed as Exhibit 10(s) to the Form 10-K and incorporated
                     herein by reference)
      10(t)          Amended and Restated Employment Agreement Between The
                     Elder-Beerman Stores Corp. and Frederick J. Mershad, dated
                     December 30, 1997 (previously filed as Exhibit 10(t) to the
                     Form 10-K and incorporated herein by reference)
      21             Subsidiaries of the Company
      23(a)          Consent of Counsel (included in Exhibit 5 hereto)
      23(b)          Consent of Deloitte & Touche LLP, independent auditors for the Company
      23(c)          Consent of Deloitte & Touche LLP, independent auditors for
                     Stone & Thomas
      24             Powers of Attorney*


---------------
 * Previously filed

B.  Financial Statement Schedules

    None.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall he deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DAYTON, STATE OF OHIO, ON THIS 30TH DAY OF JULY, 1998.


                                          THE ELDER-BEERMAN STORES CORP.

                                          By: /s/ Scott J. Davido
                                            ------------------------------------
                                                      Scott J. Davido
                                               Senior Vice President, General
                                                           Counsel
                                                       and Secretary


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JULY 30, 1998.


                      SIGNATURE                                              TITLE
                      ---------                                              -----

                          *                              Chairman of the Board of Directors and Chief
-----------------------------------------------------    Executive Officer (Principal Executive
                Frederick J. Mershad                     Officer)

                          *                              President, Chief Operating Officer, and Chief
-----------------------------------------------------    Financial Officer; Director
                  John A. Muskovich                      (Principal Financial Officer)

                          *                              Senior Vice President, Controller
-----------------------------------------------------    (Principal Accounting Officer)
                  Steven D. Lipton

                          *                              Director
-----------------------------------------------------
                  Stewart M. Kasen

                          *                              Director
-----------------------------------------------------
                   Steven C. Mason

                          *                              Director
-----------------------------------------------------
                Thomas J. Noonan, Jr.

                          *                              Director
-----------------------------------------------------
                   Bernard Olsoff

                          *                              Director
-----------------------------------------------------
                 Laura H. Pomerantz

                          *                              Director
-----------------------------------------------------
                    Jack A. Staph

                          *                              Director
-----------------------------------------------------
                   John J. Wiesner


* This Amendment No. 3 to the Registration Statement has been signed on behalf of the above-named directors and officers of the Company by Scott J. Davido, Senior Vice President, General Counsel and Secretary of the Company, as attorney-in-fact pursuant to a power of attorney filed with the Securities and Exchange Commission as Exhibit 24 to this Amendment No. 3 to the Registration Statement.



Dated: July 30, 1998                                     By: /s/  Scott J. Davido
                                                             ----------------------------------------------------
                                                             Scott J. Davido
                                                             Attorney-in-Fact

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                        DESCRIPTION OF EXHIBIT
  -------                       ----------------------
1            Form of Underwriting Agreement*
2(a)         Third Amended Joint Plan of Reorganization of The
             Elder-Beerman Stores Corp. and its Subsidiaries dated
             November 17, 1997 (previously filed as Exhibit 2 to the
             Company's Form 10 filed on November 26, 1997 (the "Form
             10"), and incorporated herein by reference)*
2(b)         Agreement and Plan of Merger By and Among The Elder-Beerman
             Stores Corp., The Elder-Beerman Acquisition Corp. and Stone
             & Thomas dated June 18, 1998*
2(c)         First Amendment to Agreement and Plan of Merger By and Among
             The Elder-Beerman Stores Corp., The Elder-Beerman
             Acquisition Corp., and Stone & Thomas dated July 27, 1998*
3(a)         Amended Articles of Incorporation (previously filed as
             Exhibit 3(a) to the Company's Annual Report on Form 10-K for
             the fiscal year ended January 31, 1998 (the "Form 10-K") and incorporated herein by reference)
3(b)         Amended Code of Regulations (previously filed as Exhibit
             3(b) to the Form 10 and incorporated herein by reference)
4(a)         Stock Certificate for Common Share (previously filed as
             Exhibit 4(a) to the Company's Form 10/A-1 filed on January
             23, 1998 (the "Form 10/A-1") and incorporated herein by
             reference)
4(c)         Rights Agreement By and Between The Elder-Beerman Stores
             Corp. and Norwest Bank Minnesota, N.A., dated as of December
             30, 1997 (previously filed as Exhibit 4(c) to the Form 10-K and incorporated herein by reference)
4(d)         Warrant Agreement by and Between Beerman-Peal Holdings, Inc.
             and the Elder-Beerman Stores Corp. for 249,809 Common Shares
             at a strike price of $12.80 per share dated December 30,
             1997 (previously filed as Exhibit 4(d) to the Form 10-K and incorporated herein by reference)
4(e)         Warrant Agreement by and Between Beerman-Peal Holdings, Inc.
             and the Elder-Beerman Stores Corp. for 374,713 Common Shares
             at a strike price of $14.80 per share dated December 30,
             1997 (previously filed as Exhibit 4(e) to the Form 10-K and incorporated herein by reference)
5            Opinion of Jones, Day, Reavis & Pogue*
10(a)(i)     Pooling and Servicing Agreement Among The El-Bee Receivables
             Corporation, The El-Bee Chargit Corp. and Bankers Trust
             Company, dated December 30, 1997 (previously filed as
             Exhibit 10(a)(i) to the Form 10/A-1 and incorporated herein by reference)
10(a)(ii)    Series 1997-1 Supplement Among The El-Bee Receivables
             Corporation, The El-Bee Chargit Corp. and Bankers Trust
             Company, dated December 30, 1997 (previously filed as
             Exhibit 10(a)(ii) to the Form 10/A-1 and incorporated herein by reference)
10(a)(iii)   Certificate Purchase Agreement Among The El-Bee Receivables
             Corporation, Corporate Receivables Corporation, The
             Liquidity Providers Named Herein, CitiCorp North American,
             Inc. and Bankers Trust Company, dated December 30, 1997
             (previously filed as Exhibit 10(a)(iii) to the Form 10/A-1 and incorporated herein by reference)
10(a)(iv)    Loan Agreement Among The El-Bee Receivables Corporation, The
             El-Bee Chargit Corp., Bankers Trust Company, The Collateral
             Investors Parties Hereto and CitiCorp North America, Inc.,
             dated as of December 30, 1997 (previously filed as Exhibit
             10(a)(iv) to the Form 10/A-1 and incorporated herein by
             reference)
10(a)(v)     Intercreditor Agreement By and Among The El-Bee Chargit
             Corp., The Elder-Beerman Stores Corp., Bankers Trust
             Company, CitiCorp USA, Inc., CitiCorp North America, Inc.,
             Corporate Receivables Corporation and the Liquidity
             Providers Named Herein, dated as of December 30, 1997
             (previously filed as Exhibit 10(a)(v) to the Form 10/A-1 and incorporated herein by reference)

  EXHIBIT
  NUMBER                        DESCRIPTION OF EXHIBIT
  -------                       ----------------------
10(a)(vi)    Parent Undertaking Agreement Among The Elder-Beerman Stores
             Corp. and Bankers Trust Company, dated as of December 30,
             1997 (previously filed as Exhibit 10(a)(vi) to the Form
             10/A-1 and incorporated herein by reference)
10(a)(vii)   Purchase Agreement (Chargit) Among The El-Bee Chargit Corp.
             and The El-Bee Receivables Corporation, dated as of December
             30, 1997 (previously filed as Exhibit 10(a)(vii) to the Form
             10/A-1 and incorporated herein by reference)
10(a)(viii)  Purchase Agreement (Elder-Beerman) Among The Elder-Beerman
             Stores Corp. and The El-Bee Chargit Corp., dated as of
             December 30, 1997 (previously filed as Exhibit 10(a)(viii)
             to the Form 10/A-1 and incorporated herein by reference)
10(a)(ix)    Subordinated Note Between The El-Bee Receivables Corporation
             and The El-Bee Chargit Corp, dated December 30, 1997
             (previously filed as Exhibit 10(a)(ix) to the Form 10/A-1
             and incorporated herein by reference)
10(b)(i)     Amended and Restated Credit Agreement Among The
             Elder-Beerman Stores Corp., The Lenders Party Hereto,
             Citibank, N.A. and CitiCorp USA, Inc., dated as of July 27,
             1998
10(b)(ii)    Borrower Pledge Agreement Made by The Elder-Beerman Stores
             Corp. to Citibank, N.A., dated December 30, 1997 (previously filed as Exhibit 10(b)(ii) to the Form 10/A-1 and
             incorporated herein by reference)
10(b)(iii)   Chargit Pledge Agreement Made By The El-Bee Chargit Corp. to
             Citibank, N.A., dated December 30, 1997 (previously filed as
             Exhibit 10(b)(iii) to the Form 10/A-1 and incorporated
             herein by reference)
10(b)(iv)    Amended and Restated Security Agreement Made By The
             Elder-Beerman Stores Corp., The El-Bee Chargit Corp., The
             Bee-Gee Shoe Corp. in Favor of CitiCorp USA, Inc., dated
             July 27, 1998
10(b)(v)     Subsidiary Guaranty Made by The El-Bee Chargit Corp., dated
             December 30, 1997 (previously filed as Exhibit 10(b)(v) to the Form 10/A-1 and incorporated herein by reference)
10(b)(vi)    Subsidiary Guaranty Made by The Bee-Gee Shoe Corp., dated
             December 30, 1997 (previously filed as Exhibit 10(b)(vi) to the Form 10/A-1 and incorporated herein by reference)
10(b)(vii)   Subsidiary Guaranty Made by Elder-Beerman West Virginia,
             Inc., dated July 27, 1998
10(b)(viii)  Form of Revolving Note (previously filed as Exhibit
             10(b)(vii) to the Form 10/A-1 and incorporated herein by
             reference)
10(b)(ix)    Letter Agreement Re: Assignment of Account By and Between
             The Elder-Beerman Stores Corp., CitiCorp USA, Inc., and
             Bankers Trust Company, dated December 30, 1997 (previously filed as Exhibit 10(b)(viii) to the Form 10/A-1 and
             incorporated herein by reference)
10(c)        Form of Employment Agreement for Senior Vice Presidents
             (previously filed as Exhibit 10(c) to the Form 10 and
             incorporated herein by reference)
10(d)        Form of Employment Agreement for Executive Vice Presidents
             (previously filed as Exhibit 10(d) to the Form 10 and
             incorporated herein by reference)
10(f)        Form of Director Indemnification Agreement (previously filed as Exhibit 10(f) to the Form 10 and incorporated herein by reference)
10(g)        Form of Officer Indemnification Agreement (previously filed as Exhibit 10(g) to the Form 10 and incorporated herein by reference)
10(h)        Form of Director and Officer Indemnification Agreement
             (previously filed as Exhibit 10(h) to the Form 10 and
             incorporated herein by reference)
10(i)        The Elder-Beerman Stores Corp. Equity and Performance
             Incentive Plan, Effective December 30, 1997 (previously
             filed as Exhibit 10(i) to the Form 10-K and incorporated
             herein by reference)

  EXHIBIT
  NUMBER                        DESCRIPTION OF EXHIBIT
  -------                       ----------------------
10(j)        Form of Restricted Stock Agreement for Non-Employee Director
             (previously filed as Exhibit 10(j) to the Form 10 and
             incorporated herein by reference)
10(k)        Form of Restricted Stock Agreement (previously filed as
             Exhibit 10(k) to the Form 10 and incorporated herein by
             reference)
10(l)        Form of Deferred Shares Agreement (previously filed as
             Exhibit 10(l) to the Form 10 and incorporated herein by
             reference)
10(m)        Form of Nonqualified Stock Option Agreement for Non-Employee
             Director (previously filed as Exhibit 10(m) to the Form 10 and incorporated herein by reference)
10(n)        Form of Nonqualified Stock Option Agreement (previously
             filed as Exhibit 10(n) to the Form 10 and incorporated
             herein by reference)
10(o)        Employee Stock Purchase Plan (previously filed as Exhibit
             10(o) to the Form 10 and incorporated herein by reference)
10(p)        Comprehensive Settlement Agreement By and Among The Debtors,
             The ESOP and the ESOP Committee and the Shareholders of The
             Elder-Beerman Stores Corp., dated as of December 30, 1997
             (previously filed as Exhibit 10(p) to the Form 10-K and
             incorporated herein by reference)
10(q)        Tax Indemnification Agreement By and Among The Elder-Beerman
             Stores Corp., the Direct and Indirect Subsidiaries of
             Elder-Beerman, Beerman-Peal Holdings, Inc., The Beerman-Peal
             Corporation, Beerman Investments, Inc., The Beerman
             Corporation and The Individuals, Partnerships and Trusts
             named Herein dated as of December 15, 1997 (previously filed as Exhibit 10(q) to the Form 10 and incorporated herein by reference)
10(r)        Tax Sharing Agreement By and Among The Elder-Beerman Stores
             Corp., The Bee-Gee Shoe Corp. and The El-Bee Chargit Corp.,
             dated as of December 30, 1997 (previously filed as Exhibit
             10(r) to the Form 10 and incorporated herein by reference)
10(s)        Employment Agreement Between The Elder-Beerman Stores Corp.
             and John A. Muskovich, dated December 30, 1997 (previously filed as Exhibit 10(s) to the Form 10-K and incorporated
             herein by reference)
10(t)        Amended and Restated Employment Agreement Between The
             Elder-Beerman Stores Corp. and Frederick J. Mershad, dated
             December 30, 1997 (previously filed as Exhibit 10(t) to the
             Form 10-K and incorporated herein by reference)
21           Subsidiaries of the Company
23(a)        Consent of Counsel (included in Exhibit 5 hereto)
23(b)        Consent of Deloitte & Touche LLP, independent auditors for the Company
23(c)        Consent of Deloitte & Touche LLP, independent auditors for
             Stone & Thomas
24           Powers of Attorney*


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 * Previously filed